As filed with the Securities and Exchange Commission on May 31, 2007
Registration No. 333-142881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT
NO. 4 TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LDK Solar Co., Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(86 790) 686-0171
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
767 Third Avenue, New York, New York 10017
212-750-6474
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Huanting Timothy Li, Esq. Sidley Austin LLP Level 39, Two International Finance Centre 8 Finance Street Central, Hong Kong (852) 2509-7888	W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Hong Kong (852) 2521-4122

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                     , 2007
17,384,000 American Depositary Shares
LDK Solar Co., Ltd.
Representing 17,384,000 Ordinary Shares

       This is our initial public offering. We are offering 13,392,100 American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering 3,991,900 ADSs. Each ADS represents one ordinary share, par value $0.10 per share. We will not receive any proceeds from the ADSs sold by the selling shareholders. We expect that the initial public offering price of the ADSs will be between $25.00 and $27.00 per ADS.
      Prior to this offering, there has been no public market for our ordinary shares. We have applied for listing of our ADSs on the New York Stock Exchange under the symbol “LDK.”
      Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 10.

PRICE $                    PER ADS

		Underwriting		Proceeds to the
		Discounts and		Selling
	Price to Public	Commissions	Proceeds to Us	Shareholders

Per ADS	$	$	$	$
Total	$	$	$	$

      We have granted the underwriters a 30-day option to purchase up to 2,607,600 additional ADSs from us to cover over-allotments at the initial public offering price less underwriting discounts and commissions.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

Morgan Stanley	UBS Investment Bank

Piper Jaffray	CIBC World Markets	CLSA Asia-Pacific Markets
The date of this prospectus is                     , 2007

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.
      We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.
      Until                      , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 10 and the consolidated financial statements and the accompanying notes to those financial statements beginning on page F-1, before making an investment decision.
Overview
      We manufacture multicrystalline solar wafers, which are thin sheets of crystalline silicon material primarily made by slicing multicrystalline ingots or monocrystalline boules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We sell multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. We produce and sell multicrystalline solar wafers between 180 and 240 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers.
      We manufacture multicrystalline ingots from polysilicon feedstock in our directional solidification system furnaces, or DSS furnaces, as an interim step in producing wafers. In addition to using solar-grade virgin polysilicon, we also use other polysilicon materials from various sources in our ingot manufacturing process. We have developed proprietary production processes for the use of polysilicon scraps and recyclable polysilicon in manufacturing our ingots while maintaining our product quality and performance. We use substantially all of our ingots for production of our own wafers. In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.
      As of March 31, 2007, we had an annual multicrystalline wafer production capacity of approximately 215 megawatts, or MW. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion to approximately 400 MW by the end of 2007 and approximately 600 MW by mid-2008. We intend to continue to increase our annual production capacity to approximately 800 MW by the end of 2008. However, we currently do not have contractual commitments for all the equipment necessary for the expansion of our production capacity beyond 600 MW.
      Despite the current industry-wide shortage of polysilicon, we have inventory and commitments from suppliers that we believe will satisfy over 90% of our estimated requirements through the end of 2007 and approximately 50% of our estimated requirements for 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon. In addition to polysilicon scraps and recyclable polysilicon, we also use virgin polysilicon for our polysilicon feedstock. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies, including Komex Inc., or Komex, Kunical International Group Ltd., or Kunical, and Prime GLP Inc., or Prime. We have also purchased virgin polysilicon from virgin polysilicon manufacturers. In addition, some of our major customers, including Canadian Solar Inc., or CSI, and Q-Cells AG, or Q-Cells, have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements.
      Our principal customers have included CSI, Chinalight Solar Co., Ltd., or Chinalight, Solarfun Power Holdings Co., Ltd., or Solarfun, Solartech Energy Corp., or Solartech Energy, Solland Solar Energy B.V., or Solland Solar, and Suntech Power Holdings Co., Ltd., or Suntech, in terms of net sales during the 12-month period ended March 31, 2007. We have sold wafers to Chinalight and Solartech Energy primarily pursuant to short-term sales contracts and monthly and quarterly purchase orders. Historically, the majority of our sales have been in China. We are enhancing and broadening our revenue and customer base to target other leading global photovoltaic cell and module manufacturers.
      Our increasing scale of operations and cost reduction program have generally reduced our unit production cost since our inception. We are, however, subject to fluctuations in market prices of raw materials used in our production. We have a dedicated research and development team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

      We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, was incorporated in China on July 5, 2005. Since we made our first commercial sale of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $12.1 million for the three months ended June 30, 2006 to $31.5 million for the three months ended September 30, 2006, $61.9 million for the three months ended December 31, 2006 and $73.4 million for the three months ended March 31, 2007. Our net income increased from $1.3 million for the three months ended June 30, 2006 to $5.0 million for the three months ended September 30, 2006, $24.3 million for the three months ended December 31, 2006 and $24.5 million for the three months ended March 31, 2007.
Our Strengths
      We believe that our rapid growth and strong market position are largely attributable to our following competitive strengths:

•	pure-play multicrystalline solar wafer manufacturer;

•	cost-effective production;

•	large-scale manufacturing utilizing state-of-the-art equipment;

•	strong relationships with suppliers and customers; and

•	experienced management team.
Our Strategies
      Our principal objective is to strengthen our position as a global leader in the manufacturing of multicrystalline solar wafers by increasing our production capacity and strengthening our cost competitiveness. We intend to achieve this objective by pursuing the following strategies:

•	expand our production capacity to meet customer demand and enhance economies of scale;

•	continue to improve our research and development to reduce manufacturing costs, improve production yield and pursue technological innovation;

•	secure supplies of polysilicon feedstock;

•	broaden our geographic presence and strengthen our customer relationships; and

•	consider selective alliances and acquisitions.
Our Challenges
      We face challenges in our business operations, including:

•	our short operating history;

•	uncertainties in acquiring sufficient quantities of polysilicon feedstock at reasonable prices;

•	possibility of reduction or elimination of governmental support for the solar industry;

•	uncertainties in implementing our expansion plan;

•	increasing competition in the solar wafer manufacturing business;

•	difficulties in recruiting sufficient technical and professional personnel; and

•	possible elimination of preferential PRC tax treatment.
      See “Risk Factors” for a detailed description of these and other risks and uncertainties that we face.
Our Corporate Structure
      Our principal operating subsidiary, Jiangxi LDK Solar, was incorporated in China on July 5, 2005 by Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy Holding Limited, or LDK New Energy, a British

Virgin Islands company wholly owned by Mr. Peng, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK International Solar Co., Ltd. in Hong Kong as our wholly owned subsidiary. On January 31, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary.
      In 2006, we issued an aggregate of 15,580,000 redeemable convertible preferred shares, with a par value of $0.10 each, or preferred shares, which are convertible into 15,580,000 ordinary shares.
      We are currently 82.8% beneficially owned by Mr. Peng. Upon consummation of this offering, we expect Mr. Peng to own 72.1% (assuming the underwriters do not exercise their over-allotment option) or 70.4% (assuming the underwriters exercise their over-allotment option in full) of our company. As a result, Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval. See “Principal and Selling Shareholders” for more information.
Our Corporate Information
      Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu city, Jiangxi province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this prospectus.
Conventions Applicable to This Prospectus
      Unless otherwise indicated, information in this prospectus assumes (i) each ordinary share we issued with a par value of $1.00 each was split into 10 ordinary shares with a par value of $0.10 each on its original issue date, and (ii) the automatic conversion of all our outstanding Series A, Series B and Series C preferred shares into an aggregate of 15,580,000 ordinary shares immediately upon the consummation of this offering.
      The number of our ordinary shares outstanding immediately after this offering excludes:

•	ordinary shares underlying any additional ADSs issuable upon exercise by the underwriters of their over-allotment option;

•	6,093,900 ordinary shares, 2,065,900 ordinary shares and 550,900 ordinary shares issuable upon exercise of our outstanding stock options and additional ordinary shares reserved for issuance under our 2006 stock incentive plan; and

•	ordinary shares issuable upon conversion of any Series A preferred shares issuable upon exercise of the warrants issued to our Series A preferred shareholders.
      The terms of our outstanding Series B and Series C preferred shares provide that the respective ratios at which they are convertible into our ordinary shares are subject to adjustment based on our net earnings for the 12 months ending June 30, 2007 or the year ending December 31, 2007. For descriptions of these conversion ratio adjustment provisions, see “Description of Share Capital — History of Securities Issuances — Series A preferred shares,” “— Series B preferred shares” and “— Series C preferred shares” in this prospectus. In April 2007, we agreed with the holders of our preferred shares that, if we publicly file our F-1 registration statement covering this offering on or before May 31, 2007, these conversion ratio adjustments would be determined based on our net income for the nine months ended March 31, 2007 with respect to our Series B preferred shares and the three months ended March 31, 2007 with respect to our Series C preferred shares. The holders of our Series B and Series C preferred shares have confirmed, after their review of our consolidated interim financial statements as of, and for the three months ended, March 31, 2007 included in this prospectus, that no adjustments to the conversion ratios of the preferred shares need be made. For more information on our warrants and convertible preferred shares, see “Description of Share Capital — History of Securities Issuances — Series A preferred shares,” “— Series B preferred shares” and “— Series C preferred shares” in this prospectus and notes (15) and (16) to our audited consolidated financial statements beginning on page F-1.
      We measure our wafer production capacity in megawatts, representing 1,000,000 watts, a unit of power-generating capacity. For purposes of this prospectus, we have assumed an average photovoltaic conversion efficiency rate of 15.3% for cells using our wafers. The conversion efficiency rate of a photovoltaic cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency is estimated based on feedback from selected customers of ours and is highly dependent on the solar cell and module production processes of our selected customers. Based on this conversion efficiency, we have assumed that each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power and each 156 by 156 mm wafer we produce generates approximately 3.7 watts of power. We calculate our production capacity, as of March 31, 2007, based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of March 31, 2007, on an annualized basis. We calculate our planned production capacity of approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008 based on the ingot production capacity and wafering capacity of our equipment planned to be in operation by the end of 2007 and 2008, respectively, on an annualized basis.
      For the purpose of this prospectus, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.
      “We,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd., a Cayman Islands company, and its predecessor entities and its subsidiaries.
      “Investor shareholders” refers to all of our existing shareholders on the date of this prospectus other than LDK New Energy.
      “RMB,” “Rmb” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.
      We have sourced various solar industry data used in this prospectus from Photon Consulting published by Solar Verlag GmbH, or Photon Consulting, Photon International published by Solar Verlag GmbH, or Photon International, and Solarbuzz LLC, or Solarbuzz, each an independent solar energy industry research company or publication. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. You should read our cautionary statement in “Special Note on Forward-Looking Statements” in this prospectus.
      We have approximated all the numbers in this prospectus to their closest round numbers. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.
      Unless otherwise indicated, references in this prospectus to:

•	“off-grid applications” are to applications of photovoltaic products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid; and

•	“on-grid applications” are to applications of photovoltaic products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid.

THE OFFERING

Price per ADS	We currently estimate the initial public offering price will be between $25.00 and $27.00 per ADS.

Total ADSs offered	17,384,000 ADSs.

by us	13,392,100 ADSs.

by the selling shareholders	3,991,900 ADSs.

The ADSs	Each ADS represents one ordinary share, par value $0.10 per share. The ADSs will be evidenced by American depositary receipts, or ADRs. A nominee of the depositary will be the registered holder of the ordinary shares underlying your ADSs. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, each distribution of securities by the depositary and any other depositary service. For more information about our ADSs, see “Description of American Depositary Shares” in this prospectus. We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	17,384,000 ADSs (or 19,991,600 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	103,972,100 ordinary shares (or 106,579,700 ordinary shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,607,600 additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of proceeds	We intend to use our net proceeds from this offering primarily for the following purposes:

• approximately $160 million to expand our production capacity (including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities);

• approximately $120 million to purchase or prepay for polysilicon feedstock; and

• approximately $20 million to invest in our research and development efforts.

We will use the balance of our net proceeds from this offering for other general corporate purposes, including potential acquisitions.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors and uncertainties that you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied for the listing of our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

New York Stock Exchange symbol	LDK

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, our directors and executive officers, all our existing shareholders and certain of our existing optionholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days (or 12 months in the case of LDK New Energy) following the date of this prospectus. See “Underwriting” for more information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following summary consolidated statement of operations data and statement of cash flows data for the period from July 5, 2005, the date of our inception, to December 31, 2005 and for the year ended December 31, 2006 and the summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data and statement of cash flows data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial and operating data in conjunction with those financial statements and the related notes and the information under “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.
      We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through, Jiangxi LDK Solar, which became our wholly owned subsidiary on July 10, 2006 when we acquired all of its equity interests. As the acquisition of Jiangxi LDK Solar was made between entities under common control, the transaction has been accounted for in a manner similar to the pooling-of-interests method. Accordingly, the assets and liabilities of Jiangxi LDK Solar have been included in our consolidated financial statements at their historical amounts. The consolidated financial statements present our financial condition and results of operations as if the acquisition had occurred as of the beginning of the earliest period presented.

	Period from	Year	Three Months Ended
	July 5 to	Ended	March 31,
	December 31,	December 31,
	2005	2006	2006	2007

	(in thousands, except
	per share and per ADS data)
Consolidated Statement of Operations Data
Net sales	$—	$105,454	$—	$73,400
Gross profit(1)	—	41,492	—	28,380
(Loss) income from operations(2)	(143)	37,145	(129)	26,117
Interest expense and amortization of discount on exchangeable notes(3)	(102)	(7,133)	(340)	(1,529)
(Loss) income before income tax benefit	(309)	30,069	(494)	24,534
Net (loss) income(4)	$(274)	$30,182	$(440)	$24,534
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	—	(2,942)
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—
Net (loss) income available to ordinary shareholders (4)	(274)	25,885	(440)	21,592
Net (loss) income per ordinary share(4)(5)
Basic	$(0.01)	$0.35	$(0.01)	$0.29
Diluted	$(0.01)	$0.35	$(0.01)	$0.27
Net (loss) income per ADS
Basic	$(0.01)	$0.35	$(0.01)	$0.29
Diluted	$(0.01)	$0.35	$(0.01)	$0.27
Ordinary shares used in computation(5)
Basic	75,000	75,000	75,000	75,000
Diluted	75,000	75,000	75,000	90,580

(1)	Gross profit for the year ended December 31, 2006 and the three months ended March 31, 2007 reflected $174,000 and $155,000 of share- based compensation expense allocated to cost of goods sold, respectively.

(2)	Income from operations for the year ended December 31, 2006 and the three months ended March 31, 2007 reflected $2,028,000 and $1,106,000 of share-based compensation expense, respectively.

(3)	Interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007 included $4,440,000 and nil related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes, respectively. See note (14) to the audited consolidated financial statements.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000 and $8,461,000 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. Our basic net income per ordinary share would have been reduced by $0.17 and $0.11 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, and our diluted net income per ordinary share would have been reduced by $0.17 and $0.09 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

(5)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.
     The following table presents our summary consolidated balance sheet data as of December 31, 2005 and 2006 on an actual basis and as of March 31, 2007 (1) on an actual basis and (2) on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 15,580,000 ordinary shares upon the completion of this offering.

	As of	As of
	December 31,	December 31,
	2005	2006

			As of March 31, 2007

			Actual	Pro Forma

	)
	(in thousands
Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$11,348	$11,348
Inventories	—	94,886	114,205	114,205
Prepayments to suppliers	966	37,718	52,777	52,777
Total current assets	20,815	172,746	194,052	194,052
Property, plant and equipment, net	10,491	100,875	117,678	117,678
Total assets	31,647	292,719	340,825	340,825
Short-term bank borrowings	—	56,765	61,481	61,481
Advance payments from customers	3,717	40,002	41,832	41,832
Total current liabilities	20,348	117,486	131,398	131,398
Long-term bank borrowings	—	30,245	29,805	29,805
Total liabilities	20,348	147,733	161,205	161,205
Series A, Series B and Series C preferred shares	—	87,744	90,686	—
Total shareholders’ equity	$11,299	$57,242	$88,934	$179,620
      The following table sets forth a summary of our consolidated statement of cash flows data for the periods specified:

			Three Months Ended
			March 31,
	Period From July 5	Year Ended
	to December 31, 2005	December 31, 2006	2006	2007

	(in thousands)
Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$2,511	$(8,707)
Net cash used in investing activities	(20,940)	(79,564)	(19,095)	(23,336)
Net cash provided by financing activities	$28,077	$154,891	$30,902	$11,660

      The following table sets forth certain other financial and operating data of our company for the periods since we commenced our first commercial sales of multicrystalline wafers in April 2006. Net margin represents net income as a percentage of net sales.

	Three Months Ended

	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007

Other Financial and Operating Data
Gross margin	21.0%	39.4%	42.9%	38.7%
Operating margin	17.4	33.6	39.8	35.6
Net margin	10.9%	15.8%	39.3%	33.4%
Net sales of wafers (in thousands)	$10,388	$30,772	$61,292	$66,704
Wafers sold (in MW)	4.8	14.0	26.4	29.6
Average wafer selling price (per watt)	$2.15	$2.20	$2.32	$2.25

RISK FACTORS
      Investment in our ADSs and our ordinary shares involves a high degree of risk. You should consider carefully the following information about these risks, together with other information contained in this prospectus, before you decide whether to buy our ADSs.
Risks Relating to Our Company and Our Industry

Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects.
      We were incorporated on May 1, 2006 to acquire our operating subsidiary, Jiangxi LDK Solar, which was incorporated on July 5, 2005. We commenced construction of our first manufacturing plant in Xinyu Hi-Tech Industrial Park of Jiangxi province in China in 2005. We completed the installation of our first set of production equipment for trial runs in February 2006 and made our first commercial shipment of solar wafers in April 2006. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

If we are not able to manage our rapid growth effectively, our results of operations may be adversely affected.
      In anticipation of the growth in demand for our multicrystalline wafers, we plan to expand our business operations significantly. The success of such business expansion and operational growth will depend upon the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our manufacturing capacity and output, and effective recruitment, training and retention of technicians and skilled employees. In addition, we will need to maintain and expand our relationships with customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our rapid growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive pressures, and our results of operations may be adversely affected.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our results of operations and impede our business expansion plans.
      Solar-grade polysilicon feedstock is an essential raw material in manufacturing our multicrystalline solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon and a significant increase in solar-grade polysilicon price over the past few years. According to Solarbuzz, the average price of virgin polysilicon under long-term supply contracts increased from approximately $35 to $40 per kilogram delivered in 2005 to $50 to $55 per kilogram delivered in 2006, and is estimated to further increase to $60 to $65 per kilogram delivered in 2007. In addition, according to Photon Consulting, spot prices for virgin polysilicon feedstock were $100 per kilogram in 2005, were estimated to increase to $150 per kilogram in 2006, and are expected to further increase to $200 per kilogram in 2007 and $225 per kilogram in 2008. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy over 90% of our estimated polysilicon requirements for 2007 and approximately 50% of our estimated requirements for 2008; however, we only have limited polysilicon supply commitments that extend beyond 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do so, our business and profitability will be adversely affected.

There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.
      Polysilicon manufacturing is a highly concentrated industry and there are only a limited number of virgin polysilicon producers in the world. According to Solarbuzz, the largest five virgin polysilicon producers had a combined production capacity of approximately 86% of the global production capacity of polysilicon in 2006. These virgin polysilicon producers not only provide silicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. Although a small portion of our polysilicon feedstock consists of virgin polysilicon, the suppliers of our remaining requirements in the form of recyclable polysilicon also rely on the virgin polysilicon producers for their polysilicon raw materials. There have been reports and announcements that these virgin polysilicon producers have implemented production expansion programs in one form or another, but there can be no assurance that such expansion plans will succeed or increase their production enough to relieve the industry-wide shortage in solar-grade polysilicon supply. In addition, there is no assurance that the various reported greenfield projects by new entrants in the virgin polysilicon industry will be successful and increase supply of virgin polysilicon feedstock to our industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. For example, we entered into a supply contract in late 2006 to purchase raw materials from Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, from 2006 to 2011. Pursuant to the terms of the contract, we have agreed to prepay each monthly shipment 15 days in advance. We paid $3.0 million in October 2006 as our partial prepayment with respect to the first shipment of silicon feedstock scheduled for delivery in November 2006. Technischer Warenhandel Heller and NCA Fortin Inc. have not, however, commenced delivery of any polysilicon feedstock as required and have informed us that delivery under this contract will be delayed. We are currently re-negotiating this contract with Technischer Warenhandel Heller and NCA Fortin Inc. and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply. Material or prolonged delays or defaults could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with these and other polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to manufacture and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.
      Our suppliers, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of December 31, 2006, our prepayments to polysilicon suppliers amounted to $37.7 million. Some of our suppliers have failed to meet their delivery schedule in the past. If our suppliers fail to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected.
      In order to secure supplies of polysilicon, we have entered into substantial long-term contractual commitments to purchase polysilicon from various suppliers. As of March 31, 2007, these purchase commitments amounted to approximately $897 million. Our polysilicon purchase commitments are generally on a “take or pay” basis, so that we are required to purchase the contracted supplies of polysilicon even if we are unable to use them. Therefore if our wafer production and sales and polysilicon requirements do not grow as expected, these purchase commitments could have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Commitments” in this prospectus.

Reduction or elimination of government subsidies and economic incentives for the solar power industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.
      Growth of the solar power market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations.

We operate in a competitive market against players with greater resources and more advanced technologies and we may not be able to compete successfully.
      The multicrystalline solar wafer manufacturing market is competitive. Our competitors include international players such as affiliates of BP plc, or BP Solar, Deutsche Solar AG, or Deutsche Solar, Evergreen Solar Inc., or Evergreen Solar, Green Energy Technology, Inc., or Green Energy, JFE Steel Corporation, or JFE, Kyocera Corporation, or Kyocera, M.SETEK Co. Ltd., or M.SETEK, PV Crystalox Solar AG, or PV Crystalox, and Renewable Energy Corporation ASA, or REC, and MEMC Electronic Materials, Inc., or MEMC, which has announced plans to manufacture multicrystalline solar wafers. Our competitors also include companies located in China such as Jiangsu Shunda PV-Tech Co., Ltd., or Shunda, Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd., or Jinggong P-D, and Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, photovoltaic cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. We currently have no plans to expand into the production of photovoltaic cells or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cells or modules based on current wafer technology for the next 10 years. Furthermore, due to the perceived growth in demand for multicrystalline wafers, we expect an increase in the number of competitors over the next few years. The key barriers to entry into our industry at present consist of access to supplies of solar-grade polysilicon, availability of financing and availability of various production equipment, such as ingot-producing DSS furnaces and wafering equipment. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry, resulting in loss of our market share and increased price competition.
      Within the crystalline wafer industry, we also compete with monocrystalline wafer manufacturers. According to Solarbuzz, monocrystalline wafers in 2006 represented approximately 42% of the global photovoltaic cell production while multicrystalline wafers constituted approximately 49%. Certain monocrystalline wafer manufacturers have begun or intend to manufacture multicrystalline wafers, and they currently supply multicrystalline wafers to multicrystalline photovoltaic cell manufacturers, including some of our customers. Manufacturers of monocrystalline wafers that compete with us include Ersol Solar Energy AG, or Ersol, M.SETEK, ReneSola Ltd., or Renesola, Sumitomo Mitsubishi Silicon Corporation, or SUMCO, and Sino-American Silicon Products Inc., or Sino-American Silicon, and Trina Solar Limited.

      We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative photovoltaic products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency.
      The solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

We may not be able to significantly increase our production capacity or output in order to increase our sales and gain additional market share.
      We need to significantly increase our production capacity and output to be able to meet the growing demand of our customers. As of March 31, 2007, we had an annual production capacity of approximately 215 MW. All of our production facilities are operating at full or close to full capacity. Our strategy includes a rapid expansion of our production capacity. To accommodate our business expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion to approximately 400 MW by the end of 2007 and approximately 600 MW by mid-2008. We currently do not have contractual commitments for all the equipment necessary for the expansion of our production capacity beyond 600 MW to approximately 800 MW by the end of 2008. If we are unable to enter into additional equipment purchase contracts at reasonable costs, or at all, or if any of our equipment manufacturers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply in the world of the principal manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.
      We cannot assure you that we will be able to implement our business expansion plan on a timely basis or at all. Our ability to successfully implement our business expansion plan to establish additional manufacturing capacity and to increase our output and sales is subject to various risks and uncertainties, including:

•	the need to procure additional equipment at reasonable costs and on a timely basis;

•	the need to procure sufficient supplies of polysilicon feedstock at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance our purchase of additional polysilicon feedstock and equipment and the construction of additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	construction delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals for our land acquisition and plant construction by relevant government authorities.
      Our expansion plan contemplates a substantial increase in production capacity and we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

We rely on a limited number of suppliers for our production equipment and failure or delay by any of them in delivering equipment or spare parts to us could adversely impact our production.
      We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, and wafering wire saws that we use to slice these blocks into wafers. Our equipment suppliers include GT Solar Incorporated, or GT Solar, HCT Shaping Systems SA, or HCT Shaping, Meyer Burger AG, or Meyer Burger, and Sinocon Machinery Company. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. There is currently a shortage globally in much of the equipment required for our manufacturing process and capacity expansion. Our strategy includes a substantial expansion of our annual production capacity. We have entered into contracts with these equipment manufacturers to purchase additional equipment from them that is expected to be sufficient for our planned expansion up to approximately 400 MW by the end of 2007 and to approximately 600 MW by mid-2008. Although we also plan to further expand our annual production capacity to approximately 800 MW by the end of 2008, we currently do not have all the equipment supply contracts necessary to support the additional 200 MW expansion.
      If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to us, including due to natural disasters or otherwise fail to supply equipment according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.
      Our expansion plan is based on the projected market demand for solar wafers relative to the current insufficient production capacity in the wafer manufacturing segment of the solar industry. There has been an industry-wide expansion effort to increase the overall wafer production capacity. In connection with our expansion plan, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. As of March 31, 2007, these commitments amounted to approximately $896.7 million in the aggregate, with the purchase price subject to periodical renegotiations. Any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the wafer segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Prices for our wafers are expected to decline in the next few years, which could adversely affect our gross margin.
      Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions in China, which currently is our largest market, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon feedstock. According to Photon Consulting, wafer prices on a per-watt basis are expected to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies, declines in polysilicon prices, and increased wafer production capacity in our industry. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our gross margins would be adversely affected. In addition, as a part of our geographic expansion strategy and to strengthen our long-term customer base, we plan to significantly expand our overseas sales in 2007 and future years to target the top 20 solar cell and module manufacturers in the world. The current prevailing international market price for solar wafers is lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin in the near term.

We depend on a limited number of customers for a significant portion of our net sales; we do not have long-term commitments from them; and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.
      We currently sell our multicrystalline wafers to over 30 customers. They are mostly solar cell and module manufacturers, including CSI, Chinalight, Solarfun, Solartech Energy, Solland Solar and Suntech. For the year ended December 31, 2006 and March 31, 2007, our five largest customers collectively accounted for approximately 70.2% and 56.8%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the year ended December 31, 2006. During the three months ended March 31, 2007, Suntech and Solarfun contributed 18.3% and 9.7%, respectively, of our net sales. Chinalight contributed 13.6% of our net sales for the three-month period. We do not, however, have long-term contracts with Chinalight. We have sold wafers to Chinalight primarily pursuant to short-term sales contracts and monthly and quarterly purchase orders. In addition, we have entered into a cooperation agreement with Suntech, pursuant to which we have committed to supply to Suntech 100 MW of wafers in 2007 and, in each year from 2008 to 2015, wafers equal to 40% to 60% of our annual production. Pursuant to this cooperation agreement, we and Suntech have periodically negotiated the specific quantities and prices of wafers to be supplied and, as a result, we have generally delivered less quantities than provided in the cooperation agreement. In addition, we have entered into written agreements with E-Ton Solar Tech Co., Ltd., or E-Ton, General Electric International Inc., or GE Energy, Motech Industries, Inc., or Motech, and Q-Cells, pursuant to which we have committed to supply each of them with specific annual quantities of wafers over the next few years, subject to periodic negotiations on prices. We do not have long-term purchase commitments from most of our customers, which may result in significant variation of our major customers from period to period. Our contracts with customers generally are framework agreements that are subject to future quarterly or annual agreements or monthly purchase orders by the parties as to specific terms, including quantity and price. See “Business — Customers, Sales and Marketing” in this prospectus.
      We will continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future. There can be no assurance that any of these customers will continue to purchase significant quantities of wafers from us. If any of these customers fails to purchase our committed production, we will be required to find alternative customers for these wafers. In addition, our customers could decide to expand upstream into the solar wafer business, which could adversely affect our sales to such customers. Because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.
      If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers should encounter difficulties in its operations or reduce its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all, which may have an adverse effect on our revenue and profitability.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may face penalties for breach of contracts.
      We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock and constraints in our production capacity. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar, manufacturer of our DSS furnaces. These safety kits are thermal blankets which are placed at the bottom of our DSS furnaces to prevent molten silicon from breaching the furnaces. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-

delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We require a significant amount of cash to fund our operations as well as meet future capital requirements; if we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
      We require a significant amount of cash to fund our operations, in particular payments to suppliers to secure our polysilicon feedstock requirements. We will also need capital to fund the expansion of our production capacity and other investing activities, as well as our research and development activities in order to remain competitive. We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs until the end of 2007, including for working capital and capital expenditure requirements. However, future acquisitions, expansions, market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.
      If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.
      Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Relating to Business Operations in China — The uncertain legal environment in China could limit the legal protections available to you” in this prospectus.

If solar power is not adopted for wide commercial application, our revenues may decline and we may be unable to sustain our profitability.
      The solar power market is at an early stage of development and the extent of acceptance of solar power technology and products is uncertain. Many factors may affect the viability of wide commercial adoption and application of solar power technology, including:

•	cost-effectiveness, performance and reliability of solar power technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the solar power industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of solar energy products, which tend to decrease when economic growth slows.
      Market data on the solar power industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our net sales and profits to decline.
      The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher photovoltaic efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce multicrystalline wafers that could yield higher photovoltaic conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than multicrystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our multicrystalline wafers or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents may lead to production curtailments or shutdowns, personal injuries or damage to properties.
      Our manufacturing processes use hazardous equipment, such as DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, such events could cause damage to properties, personal injuries or deaths. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.
                  Our strategy includes possible alliances and acquisitions and our failure to successfully implement this strategy could have a material adverse effect on our business.
      As part of our strategy, we intend to consider entering into strategic acquisitions and investments and establishing strategic alliances with third parties in the solar industry. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially and adversely affect our business.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.
      Our products may contain defects that are not detected until after they are shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In our ordinary course of business, we also encounter periodic sales returns due to non-conformity with customers’

specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced photovoltaic efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

If we fail to successfully expand our sales to overseas markets, our results of operations and prospects will be adversely affected.
      For the year ended December 31, 2006 and the three months ended March 31, 2007, 24.5% and 50.0% of our net sales were to customers outside China, respectively. We plan to continue to expand our overseas sales. Expansion of our sales to overseas markets is an essential part of our business expansion plan. If we fail to enhance and strengthen our revenue and customer base globally, our results of operations and long-term business prospects will be adversely affected.

Our independent registered public accounting firm, in the course of auditing our consolidated financial statements for the year ended December 31, 2006, noted a significant deficiency and other weaknesses in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.
      Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with a short operating history and have limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting as defined in standards established by the U.S. Public Company Accounting Oversight Board. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
      The significant deficiency identified by our independent registered public accounting firm is that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We currently do not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis.
      Following the identification of this significant deficiency and other weaknesses, we have adopted certain steps, and we plan to implement additional steps, to address them and to improve our internal control over financial reporting generally. However, the implementation of these measures may not fully address this significant deficiency and other weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct this significant deficiency and other weaknesses or our failure to discover and address any other control deficiencies or weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting” in this prospectus.
      Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, beginning at the same time, our auditors must attest to and report on our management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.
      Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the solar power industry, are vital to our success. Our principal operations are located at Xinyu city of Jiangxi province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the solar power industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.
      A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.
      Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiary, Jiangxi LDK Solar, is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars received from this offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount for use in our operations. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.
      We incurred a net foreign currency loss of $1.3 million and $0.5 million during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. Currently, we do not plan to enter into any hedging arrangements to reduce the effect of our foreign exchange exposure, but even if we do, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental regulations can be expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.
      We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
      We are exposed to risks associated with product liability claims in the event that the use of our solar wafers and ingots results in injury. Since our solar wafers and ingots are made into electricity producing devices, it is possible that users could be injured or killed by devices that use our solar wafers and ingots, whether by product malfunctions, defects, improper installations or other causes. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Increases in electricity costs or shortage of electricity supply may adversely affect our operations.
      We consume a significant amount of electricity in our operations. In August 2006, as support to our operations in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above $0.05 per kilowatt-hour. At the current market rate of $0.07 per kilowatt-hour, we are effectively subsidized by $0.02 per kilowatt-hour we use. In 2006, we received an aggregate of $0.8 million in such government subsidies. This utility arrangement is valid for three years from August 2006. The government may also terminate its subsidy prior to the expiration of the three-year term. Upon expiration or termination of the arrangement, our electricity costs may increase. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. For instance, our production was significantly disrupted in August 2006 due to power blackouts in Xinyu city. To prevent similar occurrences, we have since installed backup power transformer substations at our Xinyu site with an installed capacity of 40 million volt-amperes. Although the capacity of the backup transformer substation is sufficient to support our current operations and our expansion program through the end of 2007, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs or shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.
      We have developed various production process related know-how and technologies in the production of solar wafers and ingots. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar wafer industry. We currently do not have any patent or patent application pending in China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.
      Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our principal shareholder, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our other shareholders.
      Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns 82.8% of our outstanding share capital and will beneficially own approximately 72.1% of our outstanding share capital upon completion of this offering, assuming no exercise by the underwriters of their over-allotment option, or approximately 70.4% of our outstanding share capital if the underwriters exercise their over-allotment option in full. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our other shareholders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who purchase ADSs in this offering.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.
      We adopted a stock incentive plan in 2006. As of the date of this prospectus, we have outstanding stock options under our stock incentive plan with respect to 8,710,700 ordinary shares, of which 8,510,700 were granted to our directors, employees, consultants and service providers. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.
Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.
      China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including raising benchmark interest rates of commercial banks, reducing money supply and placing additional limitations on the ability of commercial banks to make loans by raising bank reserves against deposits. Our business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies.
      Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Jiangxi LDK Solar, is able to pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of our PRC subsidiary to service its foreign currency-denominated indebtedness and to distribute dividends to us in foreign currencies.
      Foreign exchange transactions by our PRC subsidiary under the capital account continue to be subject to significant foreign exchange controls. Subsequent to this offering, we have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from this offering in the form of registered capital or a shareholder loan into our PRC subsidiary to finance our operations in China. Our choice of investment is affected by the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. In addition, our transfer of funds to our subsidiary in China is subject to approval by PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

The uncertain legal environment in China could limit the legal protections available to you.
      Our principal operating subsidiary, Jiangxi LDK Solar, is a wholly foreign-owned enterprise in China and is subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Our primary source of funds in the form of dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.
      We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Jiangxi LDK Solar, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Jiangxi LDK Solar. If Jiangxi LDK Solar incurs debt on its own behalf, the debt instruments may restrict its ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our ordinary shares and ADSs. Under the current PRC laws, because we are incorporated in the Cayman Islands, our PRC subsidiary, Jiangxi LDK Solar, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign-invested enterprises, such as wholly foreign-owned enterprises, are currently not subject to any PRC corporate withholding tax, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by Jiangxi LDK Solar to us which is credited as fully paid through capitalizing its undistributed profits requires additional approval of the PRC government due to an increase in the registered capital and total investment in Jiangxi LDK Solar. Under the PRC laws, Jiangxi LDK Solar, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Jiangxi LDK Solar is subject to these and other legal and contractual restrictions and uncertainties.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.
      Under current PRC laws and regulations, a company established in China is typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. A company that qualifies as a “high and new technology enterprise” is entitled to a reduced national enterprise income tax rate of 15%. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years are eligible for:

•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.
      The local preferential enterprise taxation treatment is within the jurisdiction of the local provincial authorities as permitted under the current PRC tax laws relating to foreign-invested enterprises. The local tax authorities decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. The Jiangxi provincial government has announced that energy companies with authorized terms of operation for more than ten years are eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.
      Under current PRC laws and regulations, Jiangxi LDK Solar is entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and will be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar is entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and will be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015. When these tax benefits expire, the effective tax rate of our PRC subsidiary will increase, which will result in an increase in our income tax expenses.
      In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new tax law, “high and new technology enterprises” specially supported by the PRC government will continue to enjoy a reduced national enterprise tax rate of 15%. The new tax law, however, does not specify what high and new technology enterprises will be eligible for special support from the government. Our wholly owned subsidiary, Jiangxi LDK Solar, obtained the “high and new technology enterprise” status in December 2006. Such status is valid for two years and is renewable upon review and approval by the Science and Technology Bureau of Jiangxi Province. If we fail to maintain our status as a “high and new technology enterprise” or fail to qualify for special support from the PRC government, we will be subject to the 25% unified enterprise income tax rate beginning in 2011 after our current preferential tax treatment expires.
      Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, Jiangxi LDK Solar, are exempt from PRC withholding tax. Pursuant to the new tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign-invested enterprises, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes. In addition, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.
      If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially and adversely affected.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the New York Stock Exchange could significantly delay this offering or adversely affect our business and reputation and the trading price of our ADSs, and may also create uncertainties for this offering.
      On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
      On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.
      The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.
      Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and

•	In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later rules of the CSRC.
      If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
      Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.
      The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business.
Risks Relating to This Offering

The market price of our ADSs may be volatile.
      The market price of our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our results of operations;

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in earnings estimates or recommendations by financial analysts;

•	potential litigation or regulatory investigations;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or equity securities or sales or perceived sales of additional equity securities or ADSs.
      You should note that the stock prices of companies in the solar power sector have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs.
      In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

There has been no prior public market for our ADSs or equity securities, and you may not be able to sell your ADSs at or above the initial public offering price.
      Before this initial public offering, there has been no public market for our ADSs or equity securities. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will not decline below their initial public offering price. The initial public offering price of our ADSs will be determined by negotiations among us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

We may not be able to pay any dividends on our ordinary shares and ADSs.
      Under Cayman Islands law, we may only pay dividends out of our profits or our short premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the “Dividend Policy” section in this prospectus for additional information regarding our current dividend policy and the risk factor entitled “— Risks Relating to Business Operations in China — Our primary source of funds in the form of dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties” above for additional legal restrictions on the ability of our PRC subsidiary to pay dividends to us.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.
      We may require additional funding to meet our working capital or capital expenditure requirements or in connection with any acquisition we may make in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.
      If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The 17,384,000 ADSs representing 17,384,000 ordinary shares (assuming no exercise of the over-allotment option) or 19,991,600 ADSs representing 19,991,600 ordinary shares (assuming full exercise of the over-allotment option) offered in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions.
      In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You will experience immediate and substantial dilution in the book value of the ADSs you purchase.
      The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately $21.17 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the assumed initial public offering price of $26.00 per ADS (the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus), and

•	the pro forma as adjusted net tangible book value per ADS of $4.83 at March 31, 2007, assuming the automatic conversion of our outstanding Series A, Series B and Series C preferred shares into ordinary shares and after giving effect to this offering.
      You may find additional information in the section entitled “Dilution” in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options. Substantially all of the ordinary shares issuable upon the exercise of our currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

You may not be able to exercise your right to vote.
      As an ADS holder, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. Pursuant to our articles of association, we may convene a shareholders’ meeting upon 10 clear days’ prior notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.
      Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.
      Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time and from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.
      If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.
      We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.
      The Cayman Islands courts are unlikely:

•	to recognize or enforce judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them.
      We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly owned subsidiary established in China. Most of our current directors and officers also reside outside the United States. Substantially all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States, in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities” in this prospectus.

Our articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.
      Our articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially and adversely affected.

Our management will have broad discretion as to the use of a portion of the proceeds from this offering, and may not use the proceeds effectively.
      We will use the net proceeds from this offering for the expansion of our production capacity, purchase and prepayment for polysilicon feedstock, investment in research and development, and for working capital and other general corporate purposes, including potential acquisitions that we may make. However, we have not designated specific expenditures for all of those proceeds. Accordingly, our management will have significant flexibility and discretion in applying our net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend those proceeds. Moreover, our management may use the net proceeds for purposes that may not increase the market value of our ADSs.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, and the New York Stock Exchange, have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
      This prospectus, including in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus.
      In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	expected growth of and changes in the multicrystalline wafer industry, photovoltaic power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading multicrystalline wafer producer globally;

•	our ability to maintain strong relationships with any particular supplier or customer;

•	our planned use of proceeds;

•	our plan of operations;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and preferred shares;

•	any government subsidies and economic incentives to the solar power industry; and

•	PRC governmental policies regarding foreign investments.
      This prospectus also contains data related to the solar power market in several countries, including China. This market data, including data from Solarbuzz, Photon International and Photon Consulting, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
      In order to calculate our share-based compensation expenses, we were required to determine the fair value of the underlying ordinary shares at the dates of the grant of our stock options. Because we were a privately held company at such date of grant, the determination of the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. There are inherent risks and uncertainties in making such forward-looking statements.

      The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering, net of underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the over-allotment option, will be approximately $323.6 million based on an assumed initial public offering price of $26.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $387.4 million. A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) the net proceeds to us from this offering by approximately $12.6 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
      We intend to use our net proceeds from this offering primarily for the following purposes:

•	approximately $160 million to expand our production capacity (including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities);

•	approximately $120 million to purchase or prepay for polysilicon feedstock; and

•	approximately $20 million to invest in our research and development efforts.
      We will use the balance of our net proceeds from this offering for other general corporate purposes, including potential acquisitions.
      The foregoing represents our current intentions with respect to the use of our net proceeds of this offering based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying our net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending use of any net proceeds, we intend to invest such net proceeds in short-term, interest-bearing deposits with commercial banks.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion, based on a 1:1 conversion ratio, of all of our outstanding Series A, Series B and Series C preferred shares into an aggregate of 15,580,000 ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to further give effect to the issuance and sale of 13,392,100 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $26.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.
      You should read this table in conjunction with our audited consolidated financial statements and unaudited condensed consolidated interim financial statements beginning on page F-1 and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You may find additional information about our capitalization under “Description of Share Capital” in this prospectus.

	As of March 31, 2007

			Pro Forma as
	Actual	Pro Forma	Adjusted

	(in thousands)
Long-term bank borrowings	$29,805	$29,805	$29,805

Series A preferred shares, $0.10 par value; 5,000,000 shares authorized; 4,580,000 shares issued and outstanding; nil (pro forma)	15,959	—	—
Series B preferred shares, $0.10 par value; 8,000,000 shares authorized, issued and outstanding; nil (pro forma)	51,346	—	—
Series C preferred shares, $0.10 par value; 3,000,000 shares authorized, issued and outstanding; nil (pro forma)	23,381	—	—
Ordinary shares, $0.10 par value; 134,000,000 shares authorized;
75,000,000 shares issued and outstanding (actual); 90,580,000 shares issued and outstanding (pro forma) and 103,972,100 shares issued and outstanding (pro forma as adjusted)	7,500	9,058	10,397
Additional paid-in capital	30,408	119,536	441,844
Statutory reserve	3,623	3,623	3,623
Accumulated other comprehensive income	3,823	3,823	3,823
Retained earnings	43,580	43,580	43,580
Total shareholders’ equity	88,934	179,620	503,267

Total capitalization	$209,425	$209,425	$533,072

      Ordinary shares in the above table excludes 8,710,700 ordinary shares reserved for future issuance upon the exercise of options outstanding as of March 31, 2007 granted under our 2006 stock incentive plan. Preferred shares and ordinary shares in the above table also exclude shares issuable pursuant to our outstanding warrants as described in note (15) to our audited consolidated financial statements.

      The terms of our Series A, Series B and Series C preferred shares provide for an adjustment to their respective conversion ratios in the event our net earnings for specified periods in 2006 and 2007 are lower than specified minimum amounts. Holders of our Series A preferred shares have confirmed that no adjustments to the conversion ratio of our Series A preferred shares need be made on the basis of our net earnings for the year ended December 31, 2006. Based on our net income for the nine-month period and the three-month period ended March 31, 2007, respectively, holders of our Series B and Series C preferred shares have confirmed that no adjustments to the respective conversion ratios of our Series B and Series C preferred shares need be made. Accordingly, preferred shares and ordinary shares in the above table do not reflect any such adjustments to the conversion ratios. See “Description of Share Capital — History of Securities Issuances — Series A preferred shares,” “— Series B preferred shares” and “— Series C preferred shares” in this prospectus.
      A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) each of the total shareholder’s equity and total capitalization in the above table by approximately $12.6 million.

DILUTION
      If you invest in our ADSs, your interest will be diluted to the extent there is a difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. Our net tangible book value as of March 31, 2007 was approximately $178.5 million, or $2.38 per ordinary share and $2.38 per ADS. We have calculated our net tangible book value per ordinary share by dividing our net tangible book value by the number of outstanding ordinary shares. We have determined our net tangible book value by subtracting the value of our intangible assets and total liabilities from our total assets. We have calculated dilution by subtracting our pro forma as adjusted net tangible book value per ordinary share as of March 31, 2007 from the assumed initial public offering price per ordinary share. In arriving at the number of ordinary shares to calculate dilution, we have assumed the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares into ordinary shares that will occur upon the completion of this offering.
      Without taking into account any other changes in our net tangible book value after March 31, 2007, other than to give effect to:

•	the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares into 15,580,000 ordinary shares upon the completion of this offering, and

•	our issuance and sale of 13,392,100 ordinary shares in the form of ADSs in this offering, assuming an initial public offering price of $26.00 per ADS, which represents the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $502.1 million, or $4.83 per ordinary share and $4.83 per ADS. This represents an immediate increase in net tangible book value of $2.86 per ordinary share or $2.86 per ADS to our existing shareholders and an immediate dilution in net tangible book value of $21.17 per ordinary share or $21.17 per ADS to you and other purchasers of our ADSs in this offering. The following table illustrates this dilution effect:

Assumed initial public offering price per ordinary share	$26.00
Net tangible book value per ordinary share as of March 31, 2007	2.38
Pro forma net tangible book value per ordinary share before this offering as of March 31, 2007, assuming automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares	1.97
Increase in net tangible book value per ordinary share attributable to price paid by you and other new investors	2.86
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	4.83
Dilution in net tangible book value per ordinary share to you and other new investors in this offering	21.17
Dilution in net tangible book value per ADS to you and other new investors in this offering	$21.17
      A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $12.6 million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $0.12 per ordinary share, the dilution in net tangible book value per ordinary share to new investors in this offering by $0.88 per ordinary share and the dilution in net tangible book value per ADS to new investors in this offering by $0.88 per ADS, assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. Both the pro forma information and the pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.
      The following table summarizes, on a pro forma basis as of March 31, 2007, the differences between our existing shareholders and the new investors, including you, in this offering with respect to the number of ordinary shares (including ordinary shares underlying the ADSs) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

					Average
					Price per	Average
	Ordinary Shares				Ordinary	Price per
	Purchased		Total Consideration		Share	ADS

	Number	%	Amount	%	$	$

	(in thousands, except per share and per ADS data and percentages)
Existing shareholders	90,580	87.1%	$93,000	21.1%	$1.03	$1.03
New investors	13,392	12.9	348,195	78.9	26.00	26.00

Total	103,972	100.0%	$441,195	100.0%	$4.24	$4.24

      A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, the average price per ordinary share paid by all shareholders and the average price per ADS paid by all shareholders by $13,392,100, $13,392,100, $0.13 and $0.13, respectively, before deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.
      The discussion and the table above assume automatic conversion of all of our Series A, Series B and Series C preferred shares into ordinary shares upon completion of this offering and are based on the number of our ordinary shares and Series A, Series B and Series C preferred shares outstanding or assumed to be outstanding as of March 31, 2007, excluding ordinary shares reserved as of March 31, 2007 for issuance upon the exercise of stock options that we have granted and may grant in the future pursuant to our 2006 stock incentive plan. As of March 31, 2007, we had options outstanding to purchase a total of 8,159,800 ordinary shares at a weighted average exercise price of $5.60 per ordinary share. These stock options did not include stock options to purchase 172,100 ordinary shares that have been forfeited subsequent to their grant dates due to termination of employment for cause. On April 17, 2007, we granted to Gang Wang, one of our directors, options to purchase 100,000 of our ordinary shares at the exercise price of $9.00 per share. On April 17, 2007, we also authorized options to be granted to our employees to purchase 350,900 ordinary shares at the exercise price of $25.00, the low end of the price range for this offering as shown on the cover of the preliminary prospectus, and options to purchase 100,000 ordinary shares at the exercise price of $9.00 to be granted to Mr. Louis T. Hsieh, who will become our director on the date of this prospectus. To the extent that any of the outstanding stock options are exercised, there will be further dilution to you and other new investors. If all of the outstanding options had been exercised on March 31, 2006, after giving effect to this offering, our pro forma as adjusted net tangible book value would have been approximately $558.4 million, or $4.96 per ordinary share and $4.96 per ADS, and the dilution in net tangible book value to you and other new investors would have been $21.04 per ordinary share and $21.04 per ADS.

DIVIDEND POLICY
      We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.
      We are a holding company and our cash flow depends on dividends from our principal operating subsidiary, Jiangxi LDK Solar, in China. The ability of our subsidiary in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund until the balance of the fund reaches 50% of its registered capital. It also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends.
      Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
      The depositary has agreed to distribute any dividend we declare and pay on our ordinary shares evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement and after deduction of any applicable taxes. The depositary may send to you anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distribute and distribute the net proceeds in the same way as it does with cash or hold what we distribute if it cannot be sold. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares” in this prospectus for additional information.

EXCHANGE RATE INFORMATION
      We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies” in this prospectus.
      The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate

	Period
Period	End	Average	High	Low

	(Renminbi per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May (through May 29)	7.6514	7.6801	7.7065	7.6490
      Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.
      On May 29, 2007, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 7.6514.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following selected consolidated statement of operations data and statement of cash flows data for the period from July 5, 2005, the date of our inception, to December 31, 2005 and for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data and statement of cash flows data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.
      We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through, Jiangxi LDK Solar, which became our wholly owned subsidiary on July 10, 2006 when we acquired all of its equity interests. As the acquisition of Jiangxi LDK Solar was made between entities under common control, the transaction has been accounted for in a manner similar to the pooling-of-interest method. Accordingly, the assets and liabilities of Jiangxi LDK Solar have been included in our consolidated financial statements at their historical amounts. The consolidated financial statements present our financial condition and results of operations as if the acquisition had occurred as of the beginning of the earliest period presented.

	Period from	Year	Three Months Ended
	July 5 to	Ended	March 31,
	December 31,	December 31,
	2005	2006	2006	2007

	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$—	$105,454	$—	$73,400
Gross profit(1)	—	41,492	—	28,380
(Loss) income from operations(2)	(143)	37,145	(129)	26,117
Interest expense and amortization of discount on exchange notes(3)	(102)	(7,133)	(340)	(1,529)
Net (loss) income(4)	$(274)	$30,182	$(440)	$24,534
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	—	(2,942)
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—
Net (loss) income available to ordinary shareholders (4)	(274)	25,885	(440)	21,592
Net (loss) income per ordinary share(4)(5)
Basic	$(0.01)	$0.35	$(0.01)	$0.29
Diluted	$(0.01)	$0.35	$(0.01)	$0.27

(1)	Gross profit for the year ended December 31, 2006 and the three months ended March 31, 2007 reflected $174,000 and $155,000 of share-based compensation expense allocated to cost of goods sold.

(2)	Income from operations for the year ended December 31, 2006 and the three months ended March 31, 2007 reflected $2,028,000 and $1,106,000 of share-based compensation expense, respectively.

(3)	Interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007 included $4,440,000 and nil related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes, respectively. See note 14 to the audited consolidated financial statements.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000 and $8,461,000 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, and our basic net income per ordinary share would have been reduced by $0.17 and $0.11 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, and our diluted net income per share would have been reduced by $0.17 and $0.09 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

(5)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.

     The following table presents our selected consolidated balance sheet data as of December 31, 2005 and 2006 and as of March 31, 2007.

	As of	As of	As of
	December 31,	December 31,	March 31,
	2005	2006	2007

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$11,348
Inventories	—	94,886	114,205
Prepayments to suppliers	966	37,718	52,777
Total current assets	20,815	172,746	194,052
Property, plant and equipment, net	10,491	100,875	117,678
Total assets	31,647	292,719	340,825
Short-term bank borrowings	—	56,765	61,481
Advance payments from customers	3,717	40,002	41,832
Total current liabilities	20,348	117,486	131,398
Long-term bank borrowings	—	30,245	29,805
Total liabilities	20,348	147,733	161,205
Series A, Series B and Series C preferred shares	—	87,744	90,686
Total shareholders’ equity	$11,299	$57,242	$88,934
      The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

			Three Months Ended
	Period from July 5 to	Year Ended
	December 31, 2005	December 31, 2006	March 31, 2006	March 31, 2007

	(in thousands)
Consolidated Statement of Cash Flows
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$2,511	$(8,707)
Net cash used in investing activities	(20,940)	(79,564)	(19,095)	(23,336)
Net cash provided by financing activities	$28,077	$154,891	$30,902	$11,660
      The following table sets forth some other selected financial and operating data of our company for the periods since we commenced our first commercial sales of multicrystalline wafers in April 2006:

	Three Months Ended

	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007

Other Financial and Operating Data
Gross margin	21.0%	39.4%	42.9%	38.7%
Operating margin	17.4	33.6	39.8	35.6
Net margin	10.9%	15.8%	39.3%	33.4%
Net sales of wafers (in thousands)	$10,388	$30,772	$61,292	$66,704
Wafers sold (in MW)	4.8	14.0	26.4	29.6
Average wafer selling price (per watt)	$2.15	$2.20	$2.32	$2.25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We produce and sell multicrystalline solar wafers to manufacturers of photovoltaic products, including solar cells and solar modules, both in and outside China. The multicrystalline wafers we produce and sell are between 180 and 240 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. We also sell polysilicon materials, which include ingots and polysilicon scraps.
      As of March 31, 2007, we had an annual multicrystalline wafer production capacity of approximately 215 MW. According to our current expansion plan, we intend to continue to increase our annual production capacity, which we expect to reach approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008. Despite the current industry-wide shortage of polysilicon, we believe that our polysilicon feedstock inventory and commitments from suppliers are sufficient to satisfy over 90% of our estimated requirements for 2007 and approximately 50% of our estimated requirements for 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements. For the year ended December 31, 2006, we derived approximately 75.5% of our net sales from sales to PRC manufacturers of photovoltaic products and approximately 24.5% from exports. For the three months ended March 31, 2007, we derived approximately 50.0% of our net sales from sales to PRC manufacturers and approximately 50.0% from exports.
      Since we made our first commercial sales of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $12.1 million for the three months ended June 30, 2006 to $31.5 million for the three months ended September 30, 2006, $61.9 million for the three months ended December 31, 2006 and $73.4 million for the three months ended March 31, 2007. Our net income increased from $1.3 million for the three months ended June 30, 2006 to $5.0 million for the three months ended September 30, 2006, $24.3 million for the three months ended December 31, 2006 and $24.5 million for the three months ended March 31, 2007.
Key Factors Affecting Our Results of Operations
      The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	demand for our solar power products, including government incentives to promote the usage of solar energy;

•	our production capacity and its utilization;

•	the availability, cost, quality and mix of our polysilicon feedstock;

•	our manufacturing costs; and

•	the pricing of our products.

Demand for our solar products
      Our business and revenue growth is, in part, a function of the demand for solar power products. Although the solar power market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted, demand for solar energy products has grown significantly over the past decade. According to Photon International, global crystalline solar cell or module production will increase from 1.5 gigawatts in 2005 to 12.0 gigawatts in 2010, representing a compound annual growth rate of 51.6%. According to Solarbuzz, monocrystalline wafers in 2006 represented approximately 42% of the global photovoltaic cell production while multicrystalline wafers constituted approximately 49%.
      Demand for solar products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. The unsubsidized cost of using solar energy is currently more expensive, on a per watt basis, than the retail cost of conventional fossil fuel-generated, hydroelectric or nuclear energy sources in most industrialized regions of the world. To the extent that government incentives decrease, demand for our solar wafers and our sales and profits may be harmed.

Our production capacity and its utilization
      Demand for our solar wafers is currently greater than our production capacity. As of March 31, 2007, we had an annual production capacity of approximately 215 MW. All of our principal production facilities are operating at close to full capacity. As a result, we need to increase our production capacity in order to capitalize on the strong demand for our products and grow our business and net sales. We plan to increase our annual production capacity of multicrystalline wafers to approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase manufacturing output, we will be unable to increase our sales and profits and capture additional market share, and our results of operations will be adversely affected.

Availability, cost, quality and mix of our polysilicon feedstock
      Solar-grade polysilicon is a specially processed form of silicon and is the primary raw material used to make our multicrystalline wafers. The increase in demand for solar energy products has led to an industry-wide polysilicon shortage and significant price increases in polysilicon feedstock. As a result, our raw material costs have increased. According to Solarbuzz, the average long-term supply contract price of virgin polysilicon increased from approximately $35 to $40 per kilogram delivered in 2005 to $50 to $55 per kilogram delivered in 2006, and was estimated to increase to $60 to $65 per kilogram delivered in 2007. In addition, according to Photon Consulting, spot prices for virgin polysilicon were $100 per kilogram in 2005, were estimated to increase to $150 per kilogram in 2006, and are expected to increase to $200 per kilogram in 2007 and $225 per kilogram in 2008.
      Access to a secure and stable supply of polysilicon feedstock continues to be a critical factor that could limit our production output. Since our inception, we have relied on a combination of one-time purchase orders and long-term purchase contracts with our suppliers in order to fulfill our polysilicon requirements. We have inventory and commitments from polysilicon suppliers that we believe will satisfy over 90% of our estimated requirements for 2007 and approximately 50% of our estimated requirements for 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements. We are continuing to secure additional supply to support our growth without interruption. To increase our raw material supply and reduce costs, our polysilicon feedstock also includes polysilicon scrap, polysilicon powder, broken wafers and recyclable polysilicon sourced from semiconductor manufacturers, equipment vendors and others, which we use in our ingot manufacturing process. Scraps and recyclable materials account for the majority of our polysilicon feedstock. We also purchase polysilicon ingots from time to time to produce wafers. If we fail to continue to acquire sufficient quantities of polysilicon at commercially viable prices, our business and profitability will be adversely affected.

Our manufacturing costs
      Our cost of goods sold consists primarily of the costs of polysilicon feedstock, raw materials and other manufacturing costs. For the year ended December 31, 2006, our costs of polysilicon feedstock accounted for approximately 75% of our cost of goods sold. As we believe global polysilicon supplies will increase and polysilicon prices will decline in the long run, we expect that our manufacturing costs as a percentage of our cost of goods sold will become more significant. Since our inception, we have taken a series of measures to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. If we fail to continue to reduce our manufacturing costs, our profitability will be adversely affected.

Pricing of our products
      Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions in China, which is our largest market, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. We price our wafers on a per-piece basis. According to Photon Consulting, wafer prices on a per-watt basis are expected to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies and declines in polysilicon prices, and increased wafer production capacity in our industry, and we expect the average selling price of our wafers to decline in 2007 and thereafter. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our gross margins would be adversely affected. In addition, as a part of our geographic expansion strategy, we plan to significantly expand our overseas sales in 2007 and future years to target the top 20 solar cell and module manufacturers in the world to strengthen our long-term customer base. The current prevailing international market price for solar wafers is lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin in the near term.
Net Sales
      We derive revenues primarily from the sale of multicrystalline wafers. We also sell a small number of monocrystalline wafers. We provide wafer processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. The silicon materials we sell include multicrystalline ingots as well as silicon scraps. In the year ended December 31, 2006, our net sales were generated almost entirely from the sale of wafers, which accounted for 97.2% of our net sales. Sale of silicon materials and wafer processing services accounted for 2.4% and 0.4%, respectively, of our net sales during the year ended December 31, 2006. During the three months ended March 31, 2007, approximately 83.5% of our net sales were generated from sales of multicrystalline wafers and 7.4% from sales of monocrystalline wafers. Sales of silicon materials and wafer processing services accounted for 3.2% and 5.9%, respectively, of our net sales during the three months ended March 31, 2007. We expect that sales of multicrystalline wafers will continue to account for a majority of our net sales for the foreseeable future. We also expect that our net sales will increase as we expand our production capacity to meet the market demand.
      Our net sales are affected by our unit sales volume and average selling prices. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including CSI, Solarfun, Solland Solar and Suntech. We have also entered into sales arrangements with BP Solar, E-Ton, GE Energy, Motech, Q-Cells and other customers. In the year ended December 31, 2006, our top five customers accounted for 70.2% of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the same period. During the three months ended March 31, 2007, our top five customers accounted for 56.8% of our net sales. Suntech and Solarfun contributed 18.3% and 9.7%, respectively, of our net sales for the three-month period. Chinalight contributed 13.6% of our net sales for the three-month period ended March 31, 2007. We do not have long-term arrangements with Chinalight and our sales to Chinalight have been based on short-term sales contracts and monthly and quarterly purchase orders.

      We have four geographic markets where our current customers are located, China, Asia Pacific ex-China, North America and Europe. During the year ended December 31, 2006 and the three months ended March 31, 2007, our net sales generated from these geographic regions were as follows:

	Year Ended		Three Months Ended
	December 31, 2006		March 31, 2007

Geographic Regions	Net Sales	% of Total	Net Sales	% of Total

	(in millions)		(in millions)
China	$79.6	75.5%	$36.7	50.0%
Asia Pacific ex-China	17.2	16.3	23.4	31.8
North America	5.3	5.0	6.0	8.2
Europe	3.4	3.2	7.3	10.0

Net sales	$105.5	100.0%	$73.4	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped.
Cost of Goods Sold
      Our cost of goods sold consists primarily of:

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps and recyclable polysilicon;

•	consumables, including slurry, crucibles, sawing wires and packaging materials;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including utilities, net of government subsidies, maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers and ingots;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities; and

•	stock-based compensation attributable to our manufacturing personnel.
      Our total cost of goods sold will increase as we increase our production volume. We do not record polysilicon costs for our wafer processing services.
Operating Expenses
      Our operating expenses include selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses will increase substantially as we expand our operations in the next few years.

Selling expenses
      Selling expenses consist primarily of salaries and benefits for sales personnel, transportation costs and marketing expenses. We have incurred immaterial marketing expenses since our inception primarily due to the current strong demand for our products. Our selling expenses will increase as we increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

General and administrative expenses
      General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our administrative and management personnel and service providers. Our general and administrative expenses will increase with the anticipated growth of our business and continued upgrade of our information technology infrastructure. Our general and administrative expenses will also increase as a result of becoming a listed public company in the United States upon completion of this offering, including investor relations and compliance-related costs.

Research and development expenses
      Research and development expenses primarily relate to raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. Research and development expenses also include the share-based compensation attributable to our research and development personnel. Our research and development expenses also include costs incurred in connection with our joint research and development program with Shanghai Jiaotong University. We expense research and development costs as incurred. We have not incurred any development costs that meet the U.S. GAAP criteria for capitalization for deferral and amortization over the period over which we expect to benefit from the resulting product or process.
      We expect our research and development expenses to increase substantially in the near future as we hire additional research and development personnel, devote more resources toward improving manufacturing processes and optimizing polysilicon use in the production of our solar wafers and ingots.
Share-based Compensation Expenses
      For the year ended December 31, 2006, we recorded share-based compensation expenses of approximately $2,028,000. We allocated these share-based compensation expenses as follows:

•	approximately $174,000 to our cost of goods sold;

•	approximately $1,697,000 to our general and administrative expenses; and

•	approximately $157,000 to our research and development expenses.
      For the three months ended March 31, 2007, we recorded share-based compensation expenses of approximately $1,106,000. We allocated these share-based compensation expenses as follows:

•	approximately $155,000 to our cost of goods sold;

•	approximately $1,000 to our selling expenses;

•	approximately $885,000 to our general and administrative expenses; and

•	approximately $65,000 to our research and development expenses.
      We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2006 and March 31, 2007, there was unrecognized compensation cost in the aggregate of $10.0 million and $14.6 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2007 and future periods due to amortization of the unrecognized cost as of December 31, 2006 as well as additional stock option grants after December 31, 2006.
      We estimate that our total share based compensation expenses for our option grants after March 31, 2007 will be as follows:

•	approximately $1,740,000 for the 100,000 options granted on April 17, 2007 to Gang Wang, one of our directors, at an exercise price of $9.00 per share;

•	approximately $3,478,000 for the 350,900 options deemed to be granted on May 14, 2007, the date of the preliminary prospectus for this offering, to our employees at an exercise price of $25.00 per share; and

•	approximately $1,828,000 for the 100,000 options deemed to be granted on the date of this prospectus to Louis T. Hsieh, who will become one of our directors on the date of this prospectus, at an exercise price of $9.00 per share, which we calculated based on a fair value per share of $26.00, the mid-point of the price range for this offering set forth on the cover page of the preliminary prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) the estimated share based compensation expense for these options by approximately $97,000.

These stock compensation expense amounts are estimates only. We will recognize these stock compensation expenses over the vesting periods of the related options, which are three years from the grant dates. See “Critical Accounting Policies — Share-based Compensation” for additional information regarding the assumptions and methodologies used in determining share-based compensation expenses.
Other Income and Expenses
      Our other income and expenses consist of interest income, interest expense, change in fair value of warrants and foreign currency exchange gains and losses.

Interest income or expense
      Our interest income represents interests on our cash balances.
      Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks and related parties less interest expenses capitalized to the extent they relate to our capital expenditures. During the year ended December 31, 2006, we incurred charges relating to the embedded beneficial conversion feature of our exchangeable notes issued during the year.

Foreign currency exchange loss, net
      Our foreign currency exchange loss, net, derives from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period.

Government subsidy
      Government subsidy represents grants and payments by the PRC government to support the photovoltaic industry and our research and development efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.
Taxation and Incentives
      Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.
      Under current PRC laws and regulations, a company established in China is typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. A company that qualifies as a “high and new technology enterprise” is entitled to a reduced national enterprise income tax rate of 15%. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years are eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.
      The local preferential enterprise taxation treatment is within the jurisdiction of the local provincial authorities as permitted under the current PRC tax laws relating to foreign-invested enterprises. The local tax authorities decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. The Jiangxi provincial government has announced that energy companies with authorized terms of operation for more than ten years are eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.
      As 2006 was the first profit-making year of Jiangxi LDK Solar, Jiangxi LDK Solar is entitled to a two-year exemption from the national enterprise income tax from 2006 and will be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar is entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and will be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the year ended December 31, 2006. Upon the lapse of the above preferential enterprise income tax rates of Jiangxi LDK Solar, our effective tax rate and tax expense will increase. See “Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this prospectus.
      In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new tax law, “high and new technology enterprises” specially supported by the PRC government will continue to enjoy a reduced national enterprise tax rate of 15%. The new tax law, however, does not specify what high and new technology enterprises will be eligible for special support from the government. Our wholly owned subsidiary, Jiangxi LDK Solar, obtained the “high and new technology enterprise” status in December 2006. Such status is valid for two years and is renewable upon review and approval by the Science and Technology Bureau of Jiangxi Province. If we fail to maintain our status as a “high and new technology enterprise” or fail to qualify for special support from the PRC government, we will be subject to the 25% unified enterprise income tax rate beginning in 2011 after our current preferential tax treatment expires.
      Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, Jiangxi LDK Solar, are exempt from PRC withholding tax. Pursuant to the new tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign-invested enterprises, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes. In addition, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.
      We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against the carrying amount of our deferred tax assets on our financial statements when our management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.
Critical Accounting Policies
      We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.
      We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.
      We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization
      Our long-lived assets include property, plant and equipment, and intangible assets relating to technical know-how. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our plants and machinery to be 10 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For intangible assets of technical know-how that we acquire from equipment manufacturers in connection with the operation of our acquired production equipment, we amortize them over their estimated useful lives of 10 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets
      We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the periods presented, we recorded no impairment of our long-lived assets.

Share-based compensation
      We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 8,510,700 ordinary shares as of the date of this prospectus. For a description of our stock options granted, including the exercise prices and vesting periods, see “Management — 2006 Stock Incentive Plan” in this prospectus. Under SFAS 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options.
      Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since the end of 2006, have contributed significantly to the increase in the fair value of our ordinary shares. However, as we were still a private company prior to the completion of this offering, the determination of these fair values was inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in the tax rates applicable to our subsidiary in China;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in industry trends and market conditions from economic forecasts.
These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates under the income approach. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would have been different.
      We adopted an option-pricing model to allocate enterprise value to preferred and ordinary shares. The option-pricing model involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of our share price as a privately held company was complex because there was no readily available market for the shares. We estimated the volatility of our shares to range from 51% to 64% with reference to the average implied volatility of U.S.-listed companies in similar industries. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.
      Our share-based compensation expenses will affect our reported net income, earnings per share and each line item of our operating expenses, which include cost of goods sold, selling expenses, general and administrative expenses and research and development expenses.
      From our inception to April 30, 2007, we have granted the following options to our employees and non-employees.

			Fair Value of
			Ordinary Shares
Grant Date	Number of Options	Exercise Price	at Grant Date

August 1, 2006	5,893,900	$4.45	$4.37
February 6, 2007	2,065,900	$9.00	$7.98
April 17, 2007(1)	100,000	$9.00	$25.00
May 14, 2007(2)	350,900	$25.00	$25.00
, 2007(3)	100,000	$9.00	$26.00

(1)	Represent the 100,000 options granted on April 17, 2007 to Gang Wang, one of our directors. We estimated the fair value of our ordinary shares as of the grant date to be $25.00 per share, based on our preliminary discussions with the underwriters for this offering regarding the possible price range for this offering.

(2)	Represent the 350,900 options authorized on April 17, 2007 to be granted to our employees. The exercise price for such options is $25.00, the low end of the price range for this offering as shown on the cover page of the preliminary prospectus. The grant date of such options is May 14, 2007, the date such exercise price was determined. We estimated the fair value of the ordinary shares on the grant date of such options to be $25.00 per share, the low end of the price range set forth on the cover page of the preliminary prospectus.

(3)	Represent the 100,000 options authorized on April 17, 2007 to be granted to Mr. Louis T. Hsieh, who will become our director on the date of this prospectus. The exercise price for such options will be $9.00 per share and the grant date of such options will be the date of this prospectus. We determined that the fair value of our ordinary shares on such grant date will be the final price per share in this offering, which, for purposes of the above table, we currently estimated to be $26.00, the mid-point of the price range for this offering set forth on the cover page of the preliminary prospectus.
     In determining the fair value of the underlying ordinary shares at the date of grant, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. We engaged an independent valuation firm, Sallmanns (Far East) Limited, or Sallmanns, to perform appraisals of the fair value for the options and the ordinary shares underlying the options granted in August 2006 and February 2007 and the fair value for the options granted after April 1, 2007.

August 1, 2006 Grant
      In its assessment of the fair value of our ordinary shares underlying the options granted on August 1, 2006, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our ordinary shares.
      Under the income approach, value depends on the present worth of future economic benefits to be derived from the projected income. Indications of value were developed by discounting projected future net cash flows available for shareholders to their present worth at discount rates which, in the opinion of Sallmanns, were appropriate for the risks associated with our business. For the income approach, Sallmanns utilized our projected cash flows through 2011. In considering the appropriate discount rates to be applied, Sallmanns took into account a number of factors including the then current cost of capital and the risks inherent in our business, such as our limited operating history, risks associated with the implementation of our business plan and strategies and the risks and uncertainties inherent in the development of our business as of the grant dates. Sallmanns used a weighted average cost of capital, or WACC, of 17% given our short operating history and limited historical financial records.
      For the August 1, 2006 grant, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our ordinary shares underlying the options granted. In August 1, 2006, we were unable to identify companies that were directly comparable to us, given our operating history of less than a year, the nature of our business as a pure wafer manufacturer and our rapid development. Although there were public companies in solar-energy related industries, the valuation ratios of those companies vary significantly. Some valuation ratios, such as price-to-earnings ratios, were not available for some of those companies. As a result, Sallmanns concluded that the historical and projected financial conditions of these companies were significantly different from one another and that there were no consensus valuation ratios applicable for purposes of the valuation. As such, Sallmanns did not believe that the market approach was applicable to us in August 2006.
      The fair value of our company was allocated between our Series A preferred shares and our ordinary shares using the option-pricing model. Under the option-pricing model, the allocation of the equity fair value was based on the liquidation of Series A preferred shares, anticipated timing of a potential liquidity event, such as this offering, and estimates of the volatility of the equity securities. The anticipated timing of this offering was based on the plans of our board of directors and management. The estimate of volatility of the equity securities was based on the implied volatility of the options of comparable companies that Sallmanns used in the market approach.

December 19, 2006 Valuation
      Sallmanns conducted a valuation of our ordinary shares as of December 19, 2006, the closing date for the issuance of our Series C preferred shares and determined that the fair value of our ordinary shares was $5.04 per share. See “— Embedded beneficial conversion feature of the convertible instruments.”

February 6, 2007 Grant
      For the February 6, 2007 grant, Sallmanns considered the income approach and the market approach. For the same reasons as described above under “— August 1, 2006 Grant”, Sallmanns did not believe that the market approach was applicable to us in February 2007 and derived the fair value of our ordinary shares using the income approach.
      Our estimated fair value per ordinary share increased by approximately 58.3% from $5.04 on December 19, 2006 to $7.98 on February 6, 2007. The following is a list of the significant factors and events that contributed to the increase:

•	We were able to secure more polysilicon feedstock. Given the constraints in polysilicon supply in the market, we focused our efforts on securing more polysilicon during the period between December 19,

2006 and February 6, 2007. During this period, we were able to secure commitments for an additional 256 tons of polysilicon for our wafer production in 2007.

•	We were able to secure more firm commitment contracts from our customers. During this period, we were able to obtain sales contracts for over 350 MW of wafer sales, of which approximately 50 MW were for 2007. We also entered into sales contracts with two of the market leaders in photovoltaic cells, Motech and E-Ton. We signed a three-year agreement with Motech for approximately 100 MW and a four-year agreement with E-Ton for approximately 200 MW.

•	We were able to secure additional wire saws to increase our annual production capacity. To produce wafers, we are dependent on our wire saws to slice bricks into wafers. On January 4, 2007, we entered into a master purchase agreement with HCT Shaping to acquire 170 wire saws in total, including 17 wire saws that had been previously delivered. We believe this agreement will provide sufficient wire saw capacity for us to reach our planned annual capacity of approximately 800 MW by the end of 2008.

•	We further strengthened our management team. We hired our president and chief operating officer, Xingxue Tong, who has over 10 years experience in managing operations of companies in the solar industry. Mr. Tong also serves as a director on our board. In early February, we hired Yuepeng Wan as our chief technology officer to lead our research and development efforts. We also hired additional middle management personnel.

Option Grants after March 31, 2007
      In connection with our option grants after March 31, 2007, we did not engage Sallmans to conduct a valuation of our ordinary shares as of the grant dates of the options because the completion of this offering was more certain and closer in time than in February 2007. For the 100,000 options granted on April 17, 2007 to Gang Wang, one of our existing directors, we estimated the fair value of our ordinary shares as of the grant date based on our preliminary discussions with the underwriters for this offering regarding the possible price range for this offering, and we estimated such fair value to be $25.00 per share. For the 350,900 options authorized on April 17, 2007 to be granted to our employees, the exercise price is $25.00, the low end of the price range for this offering on the cover page of the preliminary prospectus, and therefore the grant date of such options is May 14, 2007, the date such price range was determined. We estimated the fair value of the ordinary shares on the grant date of such options to be $25.00 per share, which is the low end of the price range set forth on the cover of the preliminary prospectus. We selected the low end of the price range because there will remain uncertainties after such date regarding the completion of this offering and the offering price. For the 100,000 options authorized on April 17, 2007 to be granted to Louis T. Hsieh, who will become our director on the date of this prospectus, the exercise price will be $9.00 per share and the grant date of such options will be the date of this prospectus. We determined that the fair value of our ordinary shares on such grant date will be the final price per share in this offering.
      Our estimated fair value per ordinary share increased substantially from $7.98 on February 6, 2007 to $25.00 on April 17, 2007, $25.00 on May 14, 2007, the date of the preliminary prospectus for this offering, and $26.00 on the date of this prospectus based on the mid-point of the price range for this offering set forth on the cover page of the preliminary prospectus. We believe that the following factors and events have contributed to the increase in the fair value of our ordinary shares since February 6, 2007:

•	We were able to expand our capacity significantly. At the end of January 2007, we had an annual production capacity of approximately 175 MW. Our annual production capacity increased by 40 MW to approximately 215 MW at the end of March 2007. During this period, we also ordered and paid deposits for equipment to support approximately an additional 95 MW of annual production capacity.

•	We believe that our future growth will be more assured following this offering. We believe that after the completion of this offering, we will be able to use the proceeds from this offering for further our capacity expansion, achieve higher growth and secure more polysilicon feedstock. With the proceeds from this offering, we will be able to purchase the equipment necessary to achieve our planned capacity expansion to approximately 800 MW by the end of 2008 and secure more polysilicon feedstock necessary for our future production.

•	We were able to secure more polysilicon. During this period, we were able to secure contracts for over 3,000 tons of polysilicon for the next few years. Of this amount, approximately 160 tons will be delivered in 2007 and 300 tons in 2008.

•	We were able to secure more firm commitment contracts from our customers. During this period, we entered into sales contracts with our customers for over 270 MW of wafer sales, of which approximately 45 MW were for 2007 and approximately 110 MW were for 2008. We also entered into a contract with Q-Cells, the second largest photovoltaic cell manufacturer according to Solarbuzz. This long term contract is for three years, during which Q-Cells will supply silicon feedstock to us and purchase wafers from us. Under this contract, we will sell approximately 180 MW of wafers to Q-Cells between 2007 and 2009.

•	We believe that our business prospects improved as well because of a substantial increase in our net revenues for the three months ended March 31, 2007 as compared with the three months ended December 31, 2006. We achieved revenues of $73.4 million for the three months ended March 31, 2007, representing an increase of approximately 19% from our revenues for the three months ended December 31, 2006.

•	When the valuation was conducted in February 2007, we were still in the early stage of the offering process and there were significant uncertainties regarding the success of this offering. In April 2007, we were much further along in the offering process and the probability of a successful offering increased significantly.

Embedded beneficial conversion feature of the convertible instruments
      In connection with our private placements with strategic and venture capital investors, we issued exchangeable notes in July 2006 and Series A, Series B and Series C preferred shares in July, September and December 2006, respectively. The exchangeable notes were exchangeable into our Series A preferred shares and all our preferred shares are convertible into our ordinary shares at a 1:1 ratio, subject to adjustments on the basis of our audited consolidated net earnings for the various periods as described in note (16) to our audited consolidated financial statements included elsewhere in this prospectus. For additional information on these conversion ratio adjustment provisions, see “Description of Share Capital — History of Securities Issuances — Series A preferred shares,” “— Series B preferred shares” and “— Series C preferred shares” in this prospectus. These preferred shares are also subject to anti-dilution adjustments as disclosed in note (16) to our audited consolidated financial statements.
      We recognize and measure the embedded beneficial conversion feature of each of our convertible instruments by allocating a portion of the proceeds from our convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the conversion price and the fair value of the securities into which the convertible instruments are convertible. For our exchangeable notes, the intrinsic value is the difference between (i) the fair value of the underlying Series A preferred shares on the commitment date of our exchangeable notes and (ii) the gross proceeds we received and allocated to our exchangeable notes; and for our preferred shares, the intrinsic value is the difference between (i) the fair value of the underlying ordinary shares on the respective commitment dates of our preferred shares and (ii) the gross proceeds we received and allocated for such preferred shares. We recognize the intrinsic value of the embedded beneficial conversion feature of our exchangeable notes so computed as interest expenses over the period from the date of issuance to the date when our exchangeable notes were exchanged into our Series A preferred shares. For our preferred shares, we recognize the intrinsic value of their embedded beneficial conversion feature as deemed dividends to our preferred shareholders at the date of issuance as our preferred shares were convertible at their respective issuance dates. Changes to the conversion terms that would be triggered by future events not controlled by us is accounted for as contingent conversion options, and the intrinsic value of such contingent conversion options will not be recognized until and unless the triggering event occurs.
      We obtained a valuation analysis from Sallmanns with respect to the fair value of the securities into which our convertible instruments are convertible. Sallmanns used the income approach to assess the fair value of the our business. Under the income approach, Sallmanns performed a discounted cash flow analysis based on our projected cash flows through 2011. The cash flow projections were formulated to take into consideration the nature of our company, our relatively limited operating history, the growth prospects of our company and the business risks associated with our operations.
      In addition to business specific assumptions, the following major assumptions have been adopted in calculating the fair value of our business, including:

•	WACC: WACC of 17% was applied. This was the combined result of the risk-free rate, market return rate, industry average beta, and our company-specific risk premium that reflects the risks associated with achieving the projections at various stages of development.

•	Lack of Marketability Discount, or LOMD: Sallmanns considered both the option method and the quantitative marketability discount model to quantify the LOMD. Both methods provided similar results on LOMD, which decreased from 35% as at June 28, 2006, which was the commitment date of the issuance of our exchangeable notes, to 20% as at September 15, 2006, which was the commitment date of the issuance of our Series B preferred shares, and to 10% as at December 15, 2006, which was the commitment date of the issuance of our Series C preferred shares. The decrease in LOMD was primarily attributable to our achievements in company restructuring and fund raising, which increased our resources to carry through this initial public offering.
      The value of our business was then allocated to the fair value of our preferred shares and ordinary shares. Sallmanns considered the liquidation preference and conversion feature of our preferred shares under the allocation method. To determine the fair market value of the securities underlying our convertible instruments requires us to make complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our various instruments including preferred shares, ordinary shares, share options and warrants, and our operating history and prospects at respective commitment dates of our convertible instruments.

Income taxes
      We recognize deferred tax assets for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is likely that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing jurisdictions. We continue to assess, on an ongoing basis, the degree of certainty regarding the realization of deferred tax assets and whether a valuation allowance is required.
Internal Control Over Financial Reporting
      In the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm is that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We currently do not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis.
      Following the identification of this significant deficiency and other weaknesses, we have adopted certain steps, and we plan to implement additional steps, to address them and to improve our internal control over financial reporting generally. In particular, we are committed to building a strong financial reporting, analysis and internal control team to ensure our full compliance with U.S. GAAP. We have hired a U.S. certified public accountant with more than 15 years of experience in financial reporting under U.S. GAAP as our financial controller. In addition, we intend to hire a senior manager for financial reporting and analysis, who will be a U.S. certified public accountant and have extensive experience in financial reporting under U.S. GAAP. To complement our own recruiting efforts, we have retained recruiting firms to search for additional qualified personnel to further strengthen our finance and accounting team. We plan to approximately double our finance and accounting staff by the end of 2007 by recruiting personnel who possess U.S.

GAAP knowledge. We intend to engage a U.S.-based consulting firm to provide us with consultancy services, including training our internal finance and accounting staff in Sarbanes-Oxley Act compliance and financial reporting under U.S. GAAP.
      However, the implementation of these measures may not fully address this significant deficiency and other weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied.
Results of Operations
      We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiary, Jiangxi LDK Solar, was established in China on July 5, 2005. Through a reorganization of entities under common control, Jiangxi LDK Solar became our wholly owned subsidiary. We commenced commercial production of solar wafers in April 2006 at our manufacturing facilities in Xinyu city, Jiangxi province, China. Due to our short history of operations, the comparison of our results of operations between 2006 and 2005 would not be meaningful.

Period from July 5 to December 31, 2005
      Our principal operating subsidiary, Jiangxi LDK Solar, was established on July 5, 2005 in China. We had no revenue and a net loss of $274,000 for the period from July 5, 2005 to December 31, 2005 as a result of our pre-production start-up costs and expenses, which primarily consisted of general and administrative expenses, research and development expenses, interest expenses and foreign currency exchange loss, net.

Year ended December 31, 2006
      The following table sets forth a summary of our statement of operations for the year ended December 31, 2006 and as a percentage of our net sales for the year. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended
	December 31, 2006

	(in thousands)	(% of net sales)
Net sales	$105,454	100.0%
Cost of goods sold	(63,962)	(60.7)

Gross profit	41,492	39.3
Selling expenses	(286)	(0.3)
General and administrative expenses	(3,771)	(3.6)
Research and development expenses	(290)	(0.2)

Total operating expenses	(4,347)	(4.1)

Income from operations	37,145	35.2
Other income/(expenses):
Interest income	105	0.1
Interest expense and amortization of discount on exchangeable notes	(7,133)	(6.8)
Decrease in fair value of warrants	9	0.0
Foreign currency exchange loss, net	(1,325)	(1.2)
Government subsidy	1,268	1.2

Income before income tax benefit	30,069	28.5
Income tax benefit	113	0.1

Net income	30,182	28.6%

	Year Ended
	December 31, 2006

	(in thousands)	(% of net sales)
Accretion of Series A preferred shares to redemption value	(814)
Accretion of Series B preferred shares to redemption value	(1,799)
Accretion of Series C preferred shares to redemption value	(116)
Deemed dividend to Series A preferred shareholders	(1,568)

Net income available to ordinary shareholders	$25,885

      Since we made our first commercial sale of multicrystalline wafers in April 2006, we experienced significant growth in sales volume in the second, third and last quarters of 2006.
      For the year ended December 31, 2006, we had net sales of $105.5 million, gross profit of $41.5 million, net income of $30.2 million and net income available to ordinary shareholders of $25.9 million. Our gross margin for the year ended December 31, 2006 was 39.3%; our operating margin for the year was 35.2%; and our net margin for the year was 28.6%.

Selected unaudited quarterly financial data
      The following table provides a comparison of our quarterly results of operations for the periods indicated and as a percentage of our net sales for the respective periods indicated:

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007

	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)
	except per		except per		except per		except per
	share and per		share and per		share and per		share and per
	ADS data)		ADS data)		ADS data)		ADS data)
Net sales	$12,144	100.0%	$31,450	100.0%	$61,860	100.0%	$73,400	100.0%
Cost of goods sold	(9,588)	(79.0)	(19,069)	(60.6)	(35,305)	(57.1)	(45,020)	(61.3)

Gross profit	2,556	21.0	12,381	39.4	26,555	42.9	28,380	38.7
Selling expenses	(85)	(0.7)	(117)	(0.4)	(84)	(0.1)	(183)	(0.2)
General and administrative expenses	(345)	(2.8)	(1,633)	(5.2)	(1,664)	(2.7)	(1,819)	(2.5)
Research and development expenses	(15)	(0.1)	(76)	(0.2)	(199)	(0.3)	(261)	(0.4)

Total operating expenses	(445)	(3.6)	(1,826)	(5.8)	(1,947)	(3.1)	(2,263)	(3.1)

Income from operations	2,111	17.4	10,555	33.6	24,608	39.8	26,117	35.6
Other income/(expenses):
Interest income	22	0.2	26	0.1	26	0.0	25	0.0
Interest expense and amortization of discount on exchangeable notes	(837)	(6.9)	(4,961)	(15.8)	(995)	(1.6)	(1,529)	(2.1)
Decrease in fair value of warrants	—	—	9	0.0	—	—	—	—
Foreign currency exchange loss, net	(36)	(0.3)	(667)	(2.1)	(566)	(0.9)	(516)	(0.7)
Government subsidy	—	—	—	—	1,268	2.0	437	0.6

Income before income tax benefit	1,260	10.4	4,962	15.8	24,341	39.3	24,534	33.4
Income tax benefit	57	0.5	—	—	2	(0.0)	—	—

Net income	$1,317	10.9%	$4,962	15.8%	$24,343	39.3%	$24,534	33.4%

Accretion of Series A preferred shares to redemption value	—		(262)		(552)		(512)
Accretion of Series B preferred shares to redemption value	—		(267)		(1,532)		(1,625)
Accretion of Series C preferred shares to redemption value	—		—		(116)		(805)
Deemed dividend to Series A preferred shareholders	—		(1,568)		—		—

Net income available to ordinary shareholders	$1,317		$2,865		$22,143		$21,592

Net income per ordinary share
Basic	$0.02		$0.04		$0.30		$0.29
Diluted	$0.02		$0.04		$0.28		$0.27
Net income per ADS
Basic	$0.02		$0.04		$0.30		$0.29
Diluted	$0.02		$0.04		$0.28		$0.27

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007

	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)	(in thousands,	(% of net sales)
	except per		except per		except per		except per
	share and per		share and per		share and per		share and per
	ADS data)		ADS data)		ADS data)		ADS data)
Ordinary shares used in computation:
Basic	75,000		75,000		75,000		75,000
Diluted	75,000		75,000		88,004		90,580

Three months ended March 31, 2007 compared with three months ended December 31, 2006
      Net sales. For the three months ended March 31, 2007, our net sales were approximately $73.4 million, representing an increase of $11.5 million from our net sales of $61.9 million for the three months ended December 31, 2006. This increase was primarily due to our increased sales volume, which was offset in part by a decline in our average wafer selling price. We sold 29.6 MW of wafers during the three months ended March 31, 2007 and 26.4 MW of wafers during the three months ended December 31, 2006. To meet growing demand for our products, we have been increasing our production capacity. We had 61 DSS furnaces and 27 wire saws in operation as of March 31, 2007 compared with 51 DSS furnaces and 21 wire saws in operation as of December 31, 2006. Our net sales generated from the various geographic regions during the three months ended March 31, 2007 as a percentage of our net sales has experienced some significant changes as compared to the year ended December 31, 2006. In line with our strategy to broaden our geographic presence, our net sales to China during the three months ended March 31, 2007 decreased to 50.0% of our total net sales during the period as compared to 75.5% during the year ended December 31, 2006. Our net sales to Asia Pacific ex-China during the three months ended March 31, 2007 increased to 31.8% as compared to 16.3% during the year ended December 31, 2006. Our net sales to North America during the three months ended March 31, 2007 increased to 8.2% as compared to 5.0% during the year ended December 31, 2006. Our net sales to Europe during the three months ended March 31, 2007 increased to 10.0% as compared to 3.2% during the year ended December 31, 2006. For further information on our geographic markets, see “— Net Sales” above.
      Gross profit. Our gross profit increased by $1.8 million to $28.4 million for the three months ended March 31, 2007 from $26.6 million for the three months ended December 31, 2006. Our gross margin declined to 38.7% for the three months ended March 31, 2007 from 42.9% for the three months ended December 31, 2006, primarily due to a decrease in our average wafer selling price and an increase in the cost of our raw materials. The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock, which, in turn, was primarily the result of an increase in our purchase of monocrystalline ingots used in our production and sale of monocrystalline wafers.
      Operating expenses. For the three months ended March 31, 2007, our operating expenses were $2.3 million, an increase of $316,000 from our operating expenses of $1.9 million for the three months ended December 31, 2006. This increase was primarily due to an increase of approximately $155,000 in our general and administrative expenses, as a result of the addition of administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the three months ended March 31, 2007.
      Interest income and expense. For the three months ended March 31, 2007, our interest income was approximately $25,000, which remained substantially the same as our interest income for the three months ended December 31, 2006 of approximately $26,000 because our total cash on deposit in interest-bearing savings accounts and the relevant interest rates both remained approximately the same over this period. For the three months ended March 31, 2007, our interest expense increased to $1.5 million from $1.0 million for the three months ended December 31, 2006 as a result of an increase in our borrowings.
      Foreign currency exchange loss, net. For the three months ended March 31, 2007, our foreign currency exchange loss, net, decreased by $50,000 to approximately $516,000 from approximately $566,000 for the three months ended December 31, 2006 primarily because we held a smaller amount of foreign currency denominated assets in our current accounts, such as prepayments to our foreign suppliers of polysilicon feedstock, deposits with our production equipment vendors overseas and trade accounts receivable, for the three months ended March 31, 2007 on a net basis than we did for the three months ended December 31, 2006. We recognized an exchange loss with respect to these assets due to the appreciation of Renminbi. See

“Exchange Rate Information” in this prospectus for more information on exchange rates between the U.S. dollar and Renminbi.
      Net income. For the three months ended March 31, 2007, our net income increased by $191,000 to $24.5 million compared with our net income of $24.3 million for the three months ended December 31, 2006. For the three months ended March 31, 2007, our net margin decreased to 33.4% from 39.3% for the three months ended December 31, 2006. Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemptions from the PRC national and local enterprise income tax for at least two and five years, respectively, beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased by approximately $8.5 million and $8.4 million for the three months ended March 31, 2007 and the three months ended December 31, 2006, respectively, with a corresponding reduction in the amount of our net income for the periods.
      Accretion of Series A, Series B, Series C preferred shares to redemption values. We issued our Series A preferred shares in July 2006, our Series B preferred shares in September 2006 and our Series C preferred shares in December 2006. For the three months ended March 31, 2007, we recognized accretion to the redemption values of our Series A, Series B and Series C preferred shares of approximately $512,000, $1.6 million and $805,000, respectively. The Series A, Series B, Series C preferred shares are each redeemable 36 months following the issuance date of the Series C preferred shares if a qualified initial public offering has not occurred. The accretion of the Series A, Series B, Series C preferred shares to their redemption prices was reflected as a reduction to our net income and represented the difference between our net income and our net income available to ordinary shareholders.
      Net income available to ordinary shareholders. As a result of the foregoing, for the three months ended March 31, 2007, our net income available to ordinary shareholders was $21.6 million. Our net income available to ordinary shareholders for the three months ended December 31, 2006 was $22.1 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $8.5 million and $8.4 million for the three months ended March 31, 2007 and the three months ended December 31, 2006, respectively.
      Net income per ordinary share. For the three months ended March 31, 2007, net income per ordinary share was $0.29 and $0.27 per share on a basic and diluted basis, respectively. For the three months ended December 31, 2006, net income per ordinary share was $0.30 and $0.28 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic net income per ordinary share would have been reduced by $0.11 for the three months ended March 31, 2007 and the three months ended December 31, 2006, respectively, and our diluted net income per ordinary share would have been reduced by $0.09 for the three months ended March 31, 2007 and the three months ended December 31, 2006, respectively.

Three months ended December 31, 2006 compared with three months ended September 30, 2006
      Net sales. For the three months ended December 31, 2006, our net sales were approximately $61.9 million, an increase of $30.4 million from our net sales of $31.5 million for the three months ended September 30, 2006. This increase was primarily due to our increased sales volume. We sold 26.4 MW of wafers during the three months ended December 31, 2006 and 14.0 MW of wafers during the three months ended September 30, 2006. To meet growing demand for our products, we have been increasing our production capacity. We had 51 DSS furnaces and 21 wire saws in operation as of December 31, 2006 compared with 30 DSS furnaces and 12 wire saws in operation as of September 30, 2006.
      Gross profit. Our gross profit increased by $14.2 million to $26.6 million for the three months ended December 31, 2006 from $12.4 million for the three months ended September 30, 2006. Our gross margin increased to 42.9% for the three months ended December 31, 2006 from 39.4% for the three months ended September 30, 2006, primarily due to our improved manufacturing efficiencies and economies of scale.
      Operating expenses. For the three months ended December 31, 2006, our operating expenses were $1.9 million, an increase of $121,000 from our operating expenses of $1.8 million for the three months ended September 30, 2006. This increase was primarily due to an increase of approximately $123,000 in our research and development expenses as a result of additional personnel we hired and our increased research and development activities in the three months ended December 31, 2006.
      Interest income and expense. For the three months ended December 31, 2006, our interest income remained at approximately $26,000 as compared with the three months ended September 30, 2006 because our total cash on deposit in interest-bearing savings accounts and the relevant interest rates both remained approximately the same over this period. For the three months ended December 31, 2006, our interest expense decreased to $1.0 million from $5.0 million for the three months ended September 30, 2006 as a result of the decrease in our debt discount amortization over this period. We had $4.4 million of debt discount amortization for the three months ended September 30, 2006 in connection with the issuance of our exchangeable notes, which contained beneficial conversion features. These exchangeable notes were issued on July 18, 2006 and exchanged into our Series A preferred shares at the end of July 2006. As a result, we did not record any further debt discount amortization for the three months ended December 31, 2006. The $4.4 million charge for debt discount amortization represented the difference, measured as of the original commitment date for the issuance of the exchangeable notes, between the exchange price at which the exchangeable notes were exchangeable into our Series A preferred shares and the fair market value of the underlying Series A preferred shares.
      Foreign currency exchange loss, net. For the three months ended December 31, 2006, our foreign currency exchange loss, net, decreased by $101,000 to approximately $566,000 from approximately $667,000 for the three months ended September 30, 2006 primarily because we held a smaller amount of foreign currency denominated assets in our current accounts, such as prepayments to our foreign suppliers of polysilicon feedstock, deposits with our production equipment vendors overseas and trade accounts receivable, for the three months ended December 31, 2006 on a net basis than we did for the three months ended September 30, 2006. We recognized an exchange loss with respect to these assets due to the appreciation of Renminbi. See “Exchange Rate Information” in this prospectus for more information on exchange rates between the U.S. dollar and Renminbi.
      Net income. For the three months ended December 31, 2006, our net income increased by $19.4 million to $24.3 million compared with our net income of $5.0 million for the three months ended September 30, 2006. For the three months ended December 31, 2006, our net margin increased to 39.3% from 15.8% for the three months ended September 30, 2006. Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemptions from the PRC national and local enterprise income tax for at least two and five years, respectively, beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased by approximately $8.4 million and $3.5 million for the three months ended December 31, 2006 and the three months ended September 30, 2006, respectively, with a corresponding reduction in the amount of our net income for the periods.
      Accretion of Series A, Series B, Series C preferred shares to redemption values. We issued our Series A preferred shares in July 2006, our Series B preferred shares in September 2006 and our Series C preferred shares in December 2006. For the three months ended December 31, 2006, we recognized accretion to the redemption values of our Series A, Series B and Series C preferred shares of approximately $552,000, $1.5 million and $116,000, respectively. The Series A, Series B, Series C preferred shares are each redeemable 36 months following the issuance date of the Series C preferred shares if a qualified initial public offering has not occurred. The accretion of the Series A, Series B, Series C preferred shares to their redemption prices was reflected as a reduction to our net income and represented the difference between our net income and our net income available to ordinary shareholders.
      Net income available to ordinary shareholders. As a result of the foregoing, for the three months ended December 31, 2006, our net income available to ordinary shareholders was $22.1 million. Our net income available to ordinary shareholders for the three months ended September 30, 2006 was $2.9 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $8.4 million and $3.5 million for the three months ended December 31, 2006 and the three months ended September 30, 2006, respectively.
      Net income per ordinary share. For the three months ended December 31, 2006, net income per ordinary share was $0.30 and $0.28 per share on a basic and diluted basis, respectively. For the three months ended September 30, 2006, net income per ordinary share was 0.04 per share on both basic and diluted bases. Without the tax holiday as described in “— Net income” above, our basic net income per ordinary share would have been reduced by $0.11 and $0.05 for the three months ended December 31, 2006 and the three months ended September 30, 2006, respectively, and our diluted net income per ordinary share would have been reduced by $0.09 and $0.05 for the three months ended December 31, 2006 and the three months ended September 30, 2006, respectively.

Three months ended September 30, 2006 compared with three months ended June 30, 2006
      We were still at pre-operating stage prior to April 2006. During the three months ended March 31, 2006, we did not generate any sales revenue and had a net loss of approximately $440,000. We made our first commercial sale of wafers in April 2006 and have experienced rapid growth in sales since then.
      Net sales. For the three months ended September 30, 2006, our net sales were approximately $31.5 million, an increase of $19.3 million from our net sales of $12.1 million for the three months ended June 30, 2006. This increase was primarily due to our increased sales volume. We sold 14.0 MW of wafers during the three months ended September 30, 2006 and 4.8 MW of wafers during the three months ended June 30, 2006. We increased our production capacity over this period to meet the demand for our products. We had 30 DSS furnaces and 12 wire saws installed as of September 30, 2006 compared with 12 DSS furnaces and eight wire saws as of June 30, 2006.
      Gross profit. Our gross profit increased by $9.8 million to $12.4 million for the three months ended September 30, 2006 from $2.6 million for the three months ended June 30, 2006. Our gross margin increased to 39.4% for the three months ended September 30, 2006 from 21.0% for the three months ended June 30, 2006, primarily due to our improved manufacturing efficiencies and economies of scale.
      Operating expenses. For the three months ended September 30, 2006, our operating expenses were $1.8 million, an increase of $1.4 million from our operating expenses of $445,000 for the three months ended June 30, 2006. This increase was primarily due to an increase of $1.3 million in general and administrative expenses as a result of our hiring of an additional 25 administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the three months ended September 30, 2006. Our research and development expenses, although relatively small in absolute amounts, increased substantially between these periods.
      Interest income and expense. For the three months ended September 30, 2006, our interest income increased to approximately $26,000 from approximately $22,000 for the three months ended June 30, 2006 as a result of an increased average balance of our cash in interest-bearing saving accounts. For the three months ended September 30, 2006, our interest expense increased to $5.0 million from $837,000 for the three months ended June 30, 2006 primarily due to $4.4 million of debt discount amortization in connection with the issuance in July 2006 of our exchangeable notes which contained beneficial conversion features.
      Foreign currency exchange loss, net. For the three months ended September 30, 2006, our foreign currency exchange loss, net, increased to approximately $667,000 from approximately $36,000 for the three months ended June 30, 2006 primarily because we held a much larger amount of foreign currency denominated assets in our current accounts, such as prepayments to our foreign suppliers of polysilicon feedstock, deposits with our production equipment vendors overseas and trade accounts receivable, during the three months ended September 30, 2006 on a net basis than we did for the three months ended June 30, 2006. We recognized an exchange loss with respect to these assets due to the appreciation of Renminbi.
      Income tax benefit. We incurred pre-operating expenses prior to our commencement of first commercial sales by our principal operating subsidiary, Jiangxi LDK Solar, in April 2006. For the three months ended June 30, 2006, we recognized a deferred tax credit of approximately $57,000 as the portion of our pre-operating expenses attributable to the quarter before we started our operations. For the three months ended September 30, 2006, we had no such deferred tax credit. Jiangxi LDK Solar is entitled to exemptions from the PRC national and local enterprise income tax for at least two and five years, respectively, beginning with calendar year 2006. As a result, we made no provision for any current income tax during each of the three-month periods ended June 30 and September 30, 2006.

      Net income. For the three months ended September 30, 2006, our net income increased by $3.6 million to $5.0 million from our net income of $1.3 million for the three months ended June 30, 2006. For the three months ended September 30, 2006, our net margin increased to 15.8% from 10.9% for the three months ended June 30, 2006. Without the tax holiday available to our PRC subsidiary, Jiangxi LDK Solar, our income tax expense would have increased by approximately $3.5 million and $0.6 million, respectively, for the three months ended September 30, 2006 and the three months ended June 30, 2006 with a corresponding reduction in the amount of our net income for the periods.
      Accretion of Series A and Series B preferred shares to redemption values. In the three months ended September 30, 2006, we issued our Series A and Series B preferred shares and recognized accretion to their respective redemption values of approximately $262,000 and approximately $267,000. The Series A and Series B preferred shares are each redeemable 36 months following the issuance date of the Series C preferred shares if a qualified initial public offering has not occurred. The accretion of the Series A and Series B preferred shares to their redemption prices was reflected as a reduction to our net income and represented the difference between our net income and our net income available to ordinary shareholders.
      Deemed dividend to Series A preferred shareholders. For the three months ended September 30, 2006, we recognized embedded beneficial conversion of our Series A preferred shares of $1.6 million, which represented the intrinsic value of the difference between the conversion price of the Series A preferred shares and the fair market value of the underlying ordinary shares at the original issue date of the Series A preferred shares. The value of the beneficial conversion feature was treated as a deemed dividend on the Series A preferred shares and reduced our net income to arrive at net income available to ordinary shareholders.
      Net income available to ordinary shareholders. As a result of the foregoing, for the three months ended September 30, 2006, net income available to ordinary shareholders was $2.9 million. Our net income available to ordinary shareholders for the three months ended June 30, 2006 was $1.3 million. Without the tax holiday available to Jiangxi LDK Solar as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $3.5 million and $0.6 million for the three months ended September 30, 2006 and the three months ended June 30, 2006, respectively.
      Net income per ordinary share. For the three months ended September 30, 2006 and June 30, 2006, net income per ordinary share, on both basic and diluted basis, was $0.04 per share and $0.02 per share, respectively. Without the tax holiday available to Jiangxi LDK Solar as described in “— Net income” above, our basic and diluted net income per ordinary share would have been reduced by $0.05 and $0.01 for the three months ended September 30, 2006 and the three months ended June 30, 2006, respectively.
Plan of Operations
      We have embarked on a business expansion program to capture what we believe to be an attractive market opportunity in the solar wafer industry. Our annual solar wafer production capacity as of March 31, 2007 was approximately 215 MW. We intend to continue to expand our current annual solar wafer production capacity to approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008.
      We believe that our current cash and cash equivalents, anticipated cash flow from our operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We anticipate that our expenditures through the end of 2007 will include the following categories:

•	acquisition of additional polysilicon feedstock;

•	acquisition of additional production equipment;

•	installation of additional utilities and ancillary facilities;

•	purchase of additional land use rights in China;

•	research and development to improve our production processes;

•	employment of additional staff in various departments, including research and development, manufacturing, finance and accounting, sales and marketing and general administrative departments; and

•	establishment of sales and support offices in our targeted markets.

      For additional information relating to our plan of operations through the remainder of 2007, see “Use of Proceeds,” “— Liquidity and Capital Resources” and “Business — Production — Production capacity expansion” in this prospectus.
Liquidity and Capital Resources

Cash flow and working capital
      Multicrystalline wafer manufacturing requires intensive capital investment and, due to our relatively short history of operations, we have financed our operations substantially through cash flow from financing activities.
      The following table sets forth a summary of our net cash flows for the periods indicated:

			Three Months
	Period from July 5	Year Ended	Ended
	to December 31,	December 31,	March 31,
	2005	2006	2007

	(in thousands)
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(8,707)
Net cash used in investing activities	(20,940)	(79,564)	(23,336)
Net cash provided by financing activities	28,077	154,891	11,660
Effect of exchange rate changes	39	2,280	1,504

Net increase in cash and cash equivalents	9,687	20,540	(18,879)
Cash and cash equivalents at the beginning of period	—	9,687	30,227
Cash and cash equivalents at the end of period	$9,687	$30,227	$11,348

Operating activities
      Although we had no revenues and incurred a net loss of $274,000 for the period from July 5 to December 31, 2005, our net cash provided by operating activities was $2.5 million because we received $3.7 million from our customers in advance payments for sales orders, which were offset in part by prepayments to our suppliers for purchases of materials to fill those orders. While we had $30.2 million of net income during the year ended December 31, 2006, our net cash used in operating activities was $57.1 million because we increased our inventories by $94.9 million and increased our advance payments to suppliers by $36.8 million to secure future sources of materials. These cash outflows were only partially offset by an increase of $36.3 million in advance payments from our customers for future sales. During the three months ended March 31, 2007, while we had $24.5 million of net income, our net cash used in operating activities was $8.7 million primarily because we increased our inventory of polysilicon feedstock by $19.3 million and our advance payments to suppliers by $15.1 million to secure our future sources of raw materials.

Investing activities
      Our investing activities in 2005 comprised primarily our acquisition of property, plant and equipment. See “— Capital expenditures” below. Net cash used in investing activities for the period from July 5 to December 31, 2005 amounted to $20.9 million, mainly as a result of our purchases of property, plant and equipment for $15.5 million and an advance of $5.5 million made to a related party for the purchase of equipment and materials. Net cash used in investing activities for the year ended December 31, 2006 increased to approximately $79.6 million from $20.9 million for the period from July 5 to December 31, 2005, mainly as a result of acquisitions of additional property, plant and equipment for $72.8 million, purchase of land use rights at our Xinyu Hi-Tech Industrial Park site for $5.5 million and acquisition of intangible assets, such as technical know-how, from equipment manufacturers in connection with the operation of our acquired production equipment for $1.2 million. During the three months ended March 31, 2007, our net cash used in investing activities was approximately $23.3 million mainly as a result of acquisitions of additional property, plant and equipment for $22.0 million and payment of $1.3 million for the land use rights at our Xinyu Hi-Tech Industrial Park site that we purchased in 2006.

Financing activities
      Net cash provided by financing activities for the period from July 5 to December 31, 2005 amounted to $28.1 million, mainly as a result of the initial capital contributions made to Jiangxi LDK Solar and loans and advances from related parties. Net cash provided by financing activities for the year ended December 31, 2006 amounted to $154.9 million, mainly as a result of an aggregate of $77.4 million of net proceeds from our Series A, Series B and Series C preferred share placements, net bank borrowings of $87.0 million and net proceeds of $7.9 million from the issuance of our exchangeable notes. During the three months ended March 31, 2007, net cash provided by financing activities amounted to $11.7 million mainly as a result of $7.5 million of settlement of subscription receivable for ordinary shares and $4.3 million of net bank borrowings.
      The aggregate principal amount of our short-term bank borrowings outstanding as of December 31, 2006 was $56.8 million, compared to zero as of December 31, 2005. The aggregate principal amount of our long-term bank borrowings outstanding as of December 31, 2006 was $30.2 million, compared to zero as of December 31, 2005. The aggregate principal amount of our short-term bank borrowings outstanding as of March 31, 2007 was $61.5 million. As of May 29, 2007, the aggregate principal amount of our outstanding short-term bank borrowings was $103.7 million. The additional net short-term bank borrowings we have incurred subsequent to March 31, 2007 were principally used to finance equipment purchases, including pre-payments for equipment.

Capital expenditures
      We made capital expenditures of $15.5 million, $79.6 million and $23.3 million during the period from July 5 to December 31, 2005, for the year ended December 31, 2006 and during the three months ended March 31, 2007, respectively. Our capital expenditures were used primarily to build our wafer and ingot processing plant, purchase production equipment and acquire advanced technologies.
      Our capital expenditures will increase in the future as we expand our manufacturing capacity in line with our business expansion strategy. We estimate that our capital expenditures will be approximately $160 million in 2007 and approximately $180 million in 2008.
      In addition to our planned capital expenditures, we have also entered into substantial commitments for future purchases of polysilicon feedstock. These commitments as of March 31, 2007 amounted to approximately $896.7 million in total, including approximately $172.2 million for 2007 and approximately $172.5 million for 2008. Our actual polysilicon feedstock purchases in the future may exceed these amounts.
      We believe that our current cash and cash equivalents, anticipated cash flow from our operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, such as purchases of polysilicon feedstock, and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Contractual Commitments
      The following table sets forth our contractual cash commitments as of December 31, 2006. Amounts for debt obligations are principal amounts only.

	Payment Due by

	Total	Year-End 2007	Year-End 2008	Year-End 2009	After 2009

	(in thousands)
Long-term debt obligations	$30,245	$—	$9,866	$10,379	$10,000
Short-term debt obligations	56,765	56,765	—	—	—
Non-cancelable purchase obligations
— raw materials	847,790	174,600	169,525	173,916	329,749
— equipment	212,317	182,217	30,100	—	—

Total	$1,147,117	$413,582	$209,491	$184,295	$339,749

     The non-cancelable purchase obligations relating to raw materials in the above table included an aggregate amount of $729.6 million relating to a supply contract under which we would purchase raw materials from Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, from 2006 to 2011. Pursuant to the terms of the contract, we have agreed to prepay each monthly shipment 15 days in advance. Under the contract, the purchase price will be renegotiated every six months. The $729.6 million included above was determined based on the annual quantities we agreed to purchase and the purchase price effective as of December 31, 2006. Pursuant to the contract, we were required to pay an aggregate of $7.2 million in October and November 2006 for the first shipment of silicon feedstock in November 2006. For each subsequent monthly shipment between December 2006 and October 2007, we are required to pay $12.0 million each month at least 15 days before the shipment. Technischer Warenhandel Heller and NCA Fortin Inc. have not commenced delivery of any polysilicon as required and have informed us that delivery under this contract will be delayed. We have paid an aggregate of $3.0 million to date under this contract, as our partial prepayment with respect to the first shipment of silicon feedstock scheduled for delivery in November 2006. We have not made any additional payments under this contract. We are currently re-negotiating this contract with Technischer Warenhandel Heller and NCA Fortin Inc. and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply. We believe, however, that the outcome of this contract re-negotiation will not have a material adverse effect on our overall polysilicon supply situation.
      The $212.3 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $99.3 million in purchase obligations to HCT Shaping for wafering wire saws and squarers to be delivered during 2007 and 2008, $91.4 million in purchase obligations to GT Solar primarily for DSS furnaces to be delivered in 2007 and $19.3 million in purchase obligations to Meyer Burger for wafering wire saws to be delivered in 2007.
      As of March 31, 2007, while our long-term debt obligations and short-term debt obligations were approximately $29.8 million and $61.5 million, respectively, our non-cancelable purchase obligations for raw materials and equipment were $896.7 million and $197.9 million, respectively. Our non-cancelable purchase obligation relating to the raw materials supply contract with Technischer Warenhandel Heller and NCA Fortin Inc. was $726.6 million.
      We intend to use a portion of our net proceeds from this offering to purchase raw materials and equipment. See “Use of Proceeds.”
Quantitative and Qualitative Disclosure about Market Risks

Foreign exchange risk
      A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Fluctuations in currency exchange rates, particularly among the U.S. dollar, Renminbi and euro, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating losses.
      We incurred a foreign currency exchange loss, net, of approximately $1.3 million and $0.5 million for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.
      Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiary, Jiangxi LDK Solar, is Renminbi. To the extent Jiangxi LDK Solar holds assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our income statement and decrease the value of our foreign currency denominated assets. See note (2)(c) to our audited consolidated financial statements for more information on foreign currency translations for our financial reporting purposes.

Interest rate risk
      Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt; however, future interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Inflation
      Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.
Off-balance Sheet Commitments and Arrangements
      We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.
Restricted Net Assets
      Our principal operating subsidiary, Jiangxi LDK Solar, is required under PRC laws and regulations to make appropriations from net income as determined under PRC accounting standards and regulations to nondistributable reserves, which include a general reserve and an employee benefits and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC accounting standards and regulations. The employee benefits and bonus reserve is determined by our board of directors at its discretion. The general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar may, upon a resolution of its board of directors, convert the general reserve into capital. The employee benefits and bonus reserve is used for the collective welfare of the employees of Jiangxi LDK Solar. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the general reserve, Jiangxi LDK Solar is required to obtain approval from the local government authorities prior to distributing any of its registered share capital. Accordingly, both the appropriations to the general reserve and the registered capital of Jiangxi LDK Solar are considered as restricted net assets.
Recent Accounting Pronouncements
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application encouraged. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.
      In June 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of this interpretation to have a material effect on our consolidated financial statements.
      In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108, to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that misstatements be quantified based on their impact on the financial statements and related disclosures. SAB 108 is effective as of the end of fiscal year 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. We do not expect the initial adoption of SAB 108 to affect our consolidated financial condition or results of operations.

BUSINESS
Overview
      We manufacture multicrystalline solar wafers. Solar wafers are thin sheets of crystalline silicon material primarily made by slicing multicrystalline ingots or monocrystalline boules. Wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We sell multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. We produce and sell solar wafers between 180 and 240 microns in thickness. In addition, we provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers.
      We manufacture multicrystalline ingots from polysilicon feedstock in our DSS furnaces as an interim step in producing wafers. In addition to using solar-grade virgin polysilicon, we also use other polysilicon materials from various sources in our ingot manufacturing process. We have developed proprietary production processes for the use of polysilicon scraps and recyclable polysilicon in manufacturing our ingots while maintaining our product quality and performance. We use substantially all of our ingots for production of our own wafers, and also sell a portion of our ingots directly to our customers.
      As of March 31, 2007, we had an annual multicrystalline wafer production capacity of approximately 215 MW. We intend to increase our annual multicrystalline wafer production capacity to approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008.
      Despite the current industry-wide shortage of polysilicon, we have inventory and commitments from suppliers that we believe will satisfy over 90% of our estimated requirements through the end of 2007 and approximately 50% of our estimated requirements for 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon. In addition to polysilicon scraps and recyclable polysilicon, we also use virgin polysilicon as polysilicon feedstock. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies, including Komex, Kunical and Prime. We have also purchased virgin polysilicon from virgin polysilicon manufacturers including MEMC and Wacker Chemie AG, or Wacker. In addition, some of our major customers, including CSI and Q-Cells, also have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements.
      Our principal customers have included CSI, Chinalight, Solarfun, Solartech Energy, Solland Solar and Suntech. We also sell our wafers to BP Solar, E-Ton, GE Energy, Motech, Q-Cells, and other customers. Historically, the majority of our sales have been in China. We are enhancing and broadening our revenue and customer base to target other leading global photovoltaic cell and module producers.
      Our increasing scale of operations and continuous cost reduction program have reduced our unit production cost since our inception. We have a dedicated research and development team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.
      We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiary, Jiangxi LDK Solar, was incorporated in China on July 5, 2005. Since we made our first commercial sale of our multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $12.1 million for the three months ended June 30, 2006 to $31.5 million for the three months ended September 30, 2006, $61.9 million for the three months ended December 31, 2006 and $73.4 million for the three months ended March 31, 2007. Our net income increased from $1.3 million for the three months ended June 30, 2006 to $5.0 million for the three months ended September 30, 2006, $24.3 million for the three months ended December 31, 2006 and $24.5 million for the three months ended March 31, 2007.
Our Industry
      Solar power is one of the most rapidly growing renewable energy sources in the world today. The photovoltaic industry has experienced significant growth over the past decade. Despite the rapid growth, according to the International Energy Agency’s estimates, solar energy constituted less than 0.4% of the world’s total primary energy supply in 2004. According to Photon International, global crystalline solar cell or module production will increase from 1.5 gigawatts in 2005 to 12.0 gigawatts in 2010, representing a compound annual growth rate of 51.6%.
Global Annual Crystalline Silicon-Based Solar Cell/Module Production
  Source: Photon International

Key growth drivers
      We believe the following factors will continue to drive the global demand in the photovoltaic industry:
      Rising Prices of Conventional Energy Sources. According to The International Energy Agency’s estimate, approximately 80% of the world’s electricity in 2004 was generated from fossil fuels such as coal, oil and natural gas. According to the United States Department of Energy’s International Energy Outlook, worldwide demand for electricity is projected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030. The prices of conventional energy sources, including oil, gas and coal, have been steadily increasing in recent years. A more sustainable energy source is needed to address price increases of conventional/fossil fuel energy sources given the limited nature of fossil fuel supply and escalating electricity consumption.
      Government Incentives for Renewable Energy Sources. Governments around the world are implementing renewable energy policies to encourage the use of clean and sustainable energy sources, such as solar energy that does not consume any fuel and produces no pollution during operation. Use of solar power has been growing at a fast pace in countries where incentives are offered by their governments to encourage its use. Countries such as Australia, China, Germany, Japan, Korea, Spain and the United States have offered or plan to offer substantial incentives in the form of direct subsidies for solar power system installations or rebates for electricity produced from solar power. Increasing government support for solar energy in regions, such as California and southern Europe, which receive many hours of sunlight and where solar energy is more cost competitive, is also driving demand.
      Tightening of Environmental Regulations. Solar power is capable of generating electricity without producing pollution such as gaseous or water emissions or noise during operation. Governments around the world are adopting initiatives aimed at addressing worldwide environmental concerns and climate change risks associated with the use of fossil fuel. Problems such as greenhouse gas emissions are being addressed by initiatives such as the United Nations Kyoto Protocol and many national and regional air pollution regulations.
      Increasing Cost Competitiveness of Solar Energy. According to Photon Consulting, the average prices of solar cells and modules are expected to decrease over the next few years as a result of improved production technologies and manufacturers attaining economies of scale. Accelerated aging tests have also shown that solar modules can operate for 30 years or more without the need for major maintenance other than the cleaning of module surfaces, making them inexpensive and reliable to operate. Solar power systems are also more cost-effective for use in remote rural applications, where grid-connection costs are prohibitive. A combination of these factors is increasing solar energy’s cost competitiveness compared with other alternative energy sources.

Challenges facing the solar power industry
      Some of the key challenges faced by the solar power industry include the following:
      Possible Reduction or Elimination of Government Subsidies and Incentives. The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. It remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.
      Need to Improve Cost Competitiveness Against Other Energy Sources. The cost of installing a solar power system may render solar energy more expensive than traditional fossil fuel generated electricity. Relatively high product costs remain one of the impediments to growth in solar power usage. Manufacturers must address this by improving the cost efficiency of solar power systems through innovation and continuous improvement of production techniques.
      Supply Constraint of Polysilicon. Polysilicon is currently in short supply. According to Photon Consulting, in 2006, the global demand for photovoltaic modules is expected to exceed that of production by 2.6 gigawatts. Underlying demand will outstrip supply through at least 2008 and likely 2010. Insufficient supply of polysilicon may hinder the growth of the solar power industry.
      Need to Broaden Awareness and Acceptance of Solar Power Usage. Growth in solar power usage has been mostly limited to on-grid applications. Solar energy products sales consist substantially of standard solar modules and systems. Broader market awareness will be required in order to tap the potential of the off-grid market.
Photovoltaic products manufacturing value chain
      Solar power systems generally comprise a multitude of solar modules, which are made of multiple solar cells. There are two main categories of solar cell technology entailing very different production processes:

•	crystalline wafer-based production technology, and

•	thin-film production technology.
Crystalline wafer-based technologies accounted for approximately 92% of solar cells produced in 2006, according to Photon International.
      The crystalline silicon-based photovoltaic products manufacturing value chain starts with the processing of quartz sands to produce metallurgical-grade silicon. This material is further purified to become semiconductor-grade or solar-grade virgin polysilicon feedstock. Recyclable polysilicon raw materials, which include tops and tails of discarded portions of polysilicon ingots, pot scraps and broken polysilicon wafers acquired from the semiconductor and solar power industries, may also be used as feedstock.
      In the most widely used crystalline silicon-based solar manufacturing process, feedstock is melted in high temperature furnaces and is then formed into ingots through a crystallization process. Due to the significant increase in virgin polysilicon prices, using less virgin polysilicon and more recyclable polysilicon raw materials to manufacture ingots results in lower overall cost of raw materials. However, the use of recyclable polysilicon raw materials increases the difficulty of producing ingots with quality similar to those made from virgin polysilicon. Ingots are cut into blocks and then sliced into wafers using high precision techniques.
      Wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are distributed to installers, systems integrators, service providers or directly to end-users, for installation onto on-grid or off-grid systems.

      The following diagram illustrates the value chain for the manufacture of photovoltaic products.
Solar wafer industry
      According to Photon International, sawn wafer technologies accounted for approximately 97% of the crystalline wafer market in 2006. These technologies apply to both monocrystalline and multicrystalline wafers. Non-sawn wafer technologies consist primarily of ribbon wafers and sheet wafers. For sawn wafer technologies, polysilicon is converted into monocrystalline or multicrystalline silicon wafers through an ingot producing and slicing process. Sawn wafer cells convert between 13% and 22% of the sunlight that they receive into electricity, with monocrystalline-based cells generally achieving efficiencies at the top of the range.
      Multicrystalline wafers generally contain more impurities and crystal defects which impede the flow of electrons than monocrystalline wafers, as a monocrystalline wafer is made from one single crystal. Compared to monocrystalline wafers, multicrystalline wafers are cheaper to produce and offer greater scope for further technological development, such as increasing the size of the ingot and reducing silicon waste and crystal defects. According to Solarbuzz, multicrystalline wafer-based cell production represented approximately 49% while monocrystalline wafer-based cell production constituted approximately 42% of the total photovoltaic market in 2006.
      The solar wafer industry is relatively concentrated. According to Photon Consulting, the five largest wafer manufacturers accounted for approximately 60% of global production in 2005. Key players in the industry either supply wafers to the market or produce for their own cell manufacturing consumption. Of the largest crystalline wafer manufacturers, Deutsche Solar, JFE, PV Crystalox, and REC supply a significant portion of their wafer output to the open market. In additional, various existing and new wafer manufacturers are expanding their production capacity to meet the growing market demand. The main barriers to entry into wafer manufacturing industry currently include significant capital expenditures, access to high performance manufacturing equipment, availability of polysilicon, solid customer relationships with leading solar cell producers worldwide and significant manufacturing experience required to achieve optimal manufacturing efficiency. While current polysilicon feedstock shortages enable wafer manufacturers to reliably sell their output, relationships with the leading established solar cell producers are critical to gaining feedback on wafer performance and fine-tuning wafer production to ensure a sustainable technological lead.
      The key competitive attributes of solar wafers are the potential conversion efficiency, the physical properties and the production cost. These three factors ultimately contribute to a solar cell’s cost per watt of electricity generation. The photovoltaic industry’s main goal is to reduce this cost per watt of solar electricity generation in order to increase solar energy’s competitiveness. Often there exists a trade-off between achieving high technical efficiency, or a high conversion efficiency, and a high manufacturing efficiency, or low production costs. Companies in the industry are striving to improve the quality and efficiency of solar wafers through improvements to their production processes.
      Production costs of multicrystalline wafers can be reduced through the creation of larger ingots and thinner wafers, as well as the reduction of operational costs. Larger ingots reduce the amount of consumables used on a per watt of product manufactured basis and increase production yield. One crucible is used for each ingot produced, regardless of its size. Producing a larger ingot requires only a moderate increase in crucible materials and is therefore less expensive than producing multiple, smaller ingots. Additionally, larger ingots have less surface area per unit volume of multicrystalline silicon produced, thus reducing the potential for contamination with impurities. The wafer area is the key factor in determining how much incident light can possibly be absorbed and converted into electricity. By manufacturing thinner wafers, less polysilicon is required to capture the same area of incident light. Location of the manufacturing plants in countries with low labor and utility costs also reduces operational costs.

Competitive Strengths
      We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

Pure-play multicrystalline solar wafer manufacturer
      We are a pure-play manufacturer focused on the production of multicrystalline solar wafers. We dedicate all our management efforts and financial, technical, research and human resources to the design, development, manufacturing and distribution of multicrystalline solar wafer products. As the global demand for solar power expands, we believe we will continue to be well positioned to benefit from the growth of upstream polysilicon capacity expansion and downstream photovoltaic cell and module production. Our position as a pure-play wafer manufacturer minimizes competition and conflicts of interest with our customers and suppliers. It enables us to form strong strategic relationships with them to gain feedback, improve our technology and secure polysilicon feedstock.

Cost-effective production
      We believe our production is cost-effective due to the following factors:

•	Efficient Production Process. We have taken a series of cost reduction measures and developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, increasing wafer size, reducing wafer thickness, implementing a slurry recovery program and using automatic sorting equipment to reduce wafer breakage.

•	China-based Manufacturing Facilities. By manufacturing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. The low-cost labor in China allows us to utilize, in a cost-effective manner, recyclable polysilicon feedstock that requires intensive labor in its sorting, inspection and preparation.

•	Research and Development. Our research and development efforts are aimed at achieving both near-term production process efficiency improvements and long-term technological breakthroughs through our collaborations with leading universities and our internal resources. Our efforts have enabled us to diversify and optimize our polysilicon feedstock mix, to manufacture larger ingots and thinner and larger wafers. We have established a dedicated laboratory in collaboration with Shanghai Jiaotong University, a leading university in science and engineering in China, to enhance the performance of consumables sourced in China such as crucibles, slurry and sawing wires as well as to develop innovative equipment and technologies to improve our manufacturing processes.

Large-scale manufacturing utilizing state-of-the-art equipment
      We have established a large-scale manufacturing facility with an annual production capacity of approximately 215 MW as of March 31, 2007. Based on our current expansion plan, we intend to increase our wafer production capacity to approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008. We utilize state-of-the-art equipment throughout our manufacturing process, which includes DSS furnaces made by GT Solar and wire-saw squarers and wafering equipment made by HCT Shaping and Meyer Burger. Our current purchase orders and commitments are sufficient to support our production expansion to approximately 400 MW by the end of 2007 and to approximately 600 MW by mid-2008. We believe our state-of-the-art production equipment strengthens our competitive position in production efficiency and quality.

Strong relationships with suppliers and customers
      Our strong relationships with suppliers have provided us with materials needed to produce our wafers and ingots. According to Photon International, there is an industry-wide polysilicon supply shortage, which is a hinderance to the growth of solar wafer manufacturing. Through purchase orders and long-term supply contracts with virgin polysilicon manufacturers and other recyclable polysilicon purchase arrangements with our photovoltaic cell producer customers, we have secured over 90% of our polysilicon requirements for 2007.

Because we are a pure-play solar wafer manufacturer, we have established a number of long-term relationships and sales arrangements with key players in the photovoltaic industry. Our current customer base consists of some of the major international players in the photovoltaic cell and module manufacturing sector.

Experienced management team
      We have an experienced management team led by our founder, chairman and chief executive officer, Mr. Xiaofeng Peng, with proven execution capabilities in planning and implementing our corporate strategies. Members of our senior management team have extensive experience in the photovoltaic industry, manufacturing and corporate management. We believe the insight and execution capabilities of our management team have been instrumental in managing our rapid growth and in achieving our current leading market position. Subsequent to the incorporation of our principal operating subsidiary in China in July 2005, we made our first commercial sales in April 2006 and became profitable in the first quarter of our operations. We believe that the technical and industry knowledge and the business management experience of our senior executives provide us with significant competitive advantages in the fast growing solar industry.
Our Strategies
      Our principal objective is to strengthen our position as a global leader in the manufacturing of multicrystalline solar wafers through increasing our production capacity and strengthening our cost competitiveness. We intend to achieve this objective by pursuing the following strategies:

Expand our production capacity to meet customer demand and enhance economies of scale
      We plan to expand our production capacity rapidly in order to gain market share and cement our position as one of the leading players in the solar wafer industry. Both our upstream polysilicon suppliers and our downstream solar cell and/or module manufacturer customers have been aggressively expanding their operations due to strong global demand for solar products. We believe there exists an opportunity for us to quickly grow our operations to support the development of the solar power industry chain. When our wafer production capacity reaches approximately 400 MW by the end of 2007 and approximately 600 MW by mid-2008 as currently anticipated, increased economies of scale will further enhance our competitive position within the solar value chain. We plan to further expand our production capacity to approximately 800 MW by the end of 2008.

Continue to improve our research and development to reduce manufacturing costs, improve production yield and pursue technological innovation
      We plan to devote substantial research and development resources and recruit additional experienced research and development personnel to enhance our technological capabilities. As demand for photovoltaic products increases and production capacity expands across the value chain, we believe that the ability to maintain a competitive cost structure will be crucial to our success. We plan to continue providing high quality solar wafers at competitive prices by focusing on research and development in the following areas:

•	maximize the utilization of polysilicon by making larger ingots and thinner wafers;

•	improve technologies used in our polysilicon and slurry recovery program;

•	improve production output by making thinner and larger wafers;

•	reduce the costs associated with consumable items, such as sawing wires, crucibles and slurry; and

•	utilize more low-cost raw materials by improving our processing technology.
      We will continue to devote substantial resources to research and development in order to improve our production yield. We will also focus our research and development efforts on the application of next generation solar technologies in order to strengthen our market position and capture future development opportunities in the solar industry.

Secure supplies of polysilicon feedstock
      To address the current industry-wide polysilicon shortage, we seek to enter into additional long-term supply agreements with leading virgin polysilicon suppliers as well as recyclable polysilicon suppliers. Our current inventory and commitments will satisfy over 90% of our estimated requirements through the end of 2007. We also intend to further broaden our supplier base to diversify our raw material sources.

Broaden our geographic presence and strengthen our customer relationships
      We plan to broaden our geographic presence and further strengthen our relationships with customers both in China and internationally. We intend to further enhance our customer feedback system and collaborate closely with our customers to improve our technology and services. In China, we plan to increase our sales and service forces to provide wider coverage of the market and gather customer feedback on a timely basis. Internationally, we intend to significantly increase our sales to the global top 20 solar cell and module manufacturers in order to strengthen our long-term customer base. We plan to establish sales and support offices in each of our major international markets, including Europe, Japan and the United States, to facilitate communications with our customers in those markets and to complement our global sales efforts.

Consider selective alliances and acquisitions
      We will consider suitable opportunities to enter into strategic alliances or acquisitions that provide synergies or otherwise strengthen our existing business. We believe that our relationships with many industry participants and our knowledge of, and experience in, the solar power industry allow us to understand industry trends, technological developments and applications of solar power technologies, which will assist us in making decisions regarding such alliances and acquisitions.
Our Products
      We manufacture and sell multicrystalline solar wafers. We focus on the production of multicrystalline wafers instead of monocrystalline wafers primarily because:

•	we can use a wider range of polysilicon feedstock in the production of multicrystalline wafers; and

•	multicrystalline wafer production process has a lower cost structure.
      We currently produce and sell multicrystalline wafers in two principal sizes of 125 by 125 mm and 156 by 156 mm, and with thicknesses from 180 to 240 microns.
      We also provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process such feedstock to produce ingots. We then slice such ingots and ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.
Production

Production process
      Production of multicrystalline wafers can be divided into two main steps:

•	ingot production, and

•	wafering.
We use manufacturing equipment and related technologies purchased from well-known solar equipment vendors, including GT Solar, HCT Shaping and Meyer Burger. We also use other equipment manufactured domestically or imported from overseas.
      Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, a process known as squaring. Our polysilicon ingots are currently 270 kilograms in weight and 690 by 690 mm in width and 216 or 243 mm in height. We are engaged in research and development efforts in collaboration with GT Solar to produce bigger ingots of 350 to 450 kilograms.

      Wafering. After passing inspection, the polysilicon blocks are cropped and prepared for slicing. The prepared polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations before our final inspection and packaging for delivery.
      In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.
      Illustrated below is a diagram of our ingot production and wafering process:

Materials used in our production process
      Polysilicon Feedstock. The main raw material for multicrystalline wafer and ingot production is polysilicon feedstock. We use a variety of polysilicon materials, including solar-grade virgin polysilicon that is at least 99.9999% pure, recyclable polysilicon scraps from third parties and silicon powder.
      Crucibles. A crucible is a ceramic container used to hold polysilicon feedstock for melting in the furnace and has to withstand extremely high temperatures. Crucibles are currently not reusable, as once the ingot is formed, the crucible holding the ingot will be broken and removed from the ingot.
      Slurry and Wire. Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, or SiC, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool.

Production facilities
      We manufacture multicrystalline wafers and ingots at our facilities in Xinyu city, Jiangxi province, China. Our manufacturing facilities occupy a site area of approximately 172,000 square meters in the Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu city.
      We currently have two plants to house our operations in the Xinyu Hi-Tech Industrial Park. As of March 31, 2007, we had the following equipment in operation:

•	61 DSS furnaces used for ingot production;

•	15 squarers used to cut ingots into blocks;

•	27 wire saws used to slice blocks into wafers; and

•	other supplemental or ancillary facilities.
      Our annual production capacity as of March 31, 2007 was approximately 215 MW.

Production capacity expansion
      We are constructing a third plant, which is expected to be completed in the third quarter of 2007. We plan to install additional manufacturing equipment to increase our total annual production capacity to approximately 400 MW by the end of 2007 and approximately 800 MW by the end of 2008.
      As of March 31, 2007, we had commitments from our equipment suppliers for the delivery of 139 additional DSS furnaces, 50 additional squarers and 183 additional wire saws, which can support an annual manufacturing capacity of approximately 600 MW by mid-2008. We currently do not have contractual commitments for all the equipment necessary for the expansion of our production capacity from 600 MW to approximately 800 MW by the end of 2008. We have, however, already commenced negotiations with our equipment suppliers for additional equipment. We plan to use a part of our net proceeds from this offering to pay for such additional equipment as we have disclosed in “Use of Proceeds” in this prospectus. We also plan to procure supplemental facilities, such as a ventilation system, air purification system, water station and waste water treatment station, as needed in our expansion plan.

Manufacturing technologies
      We have been improving our technologies and expertise to clean and optimize the mix of polysilicon feedstock of different grades and to ensure and improve our polysilicon yield. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We have purchased automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.
      We recover some of our slurry through third-party service providers. We have also purchased slurry recovery systems from HCT Shaping and GT Solar to recover the slurry internally. In January 2007, we installed our first line of the slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional research and development, we will endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our environmentally friendly program.
Quality Control
      We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have established quality-control at each stage of our production process to closely monitor the quality of our production and to ensure that our solar wafers and ingots meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention. Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in the “Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this prospectus, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.
      As of March 31, 2007, we had a core quality management unit consisting of 146 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of multicrystalline wafers and ingots. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and multicrystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.
      We are currently implementing an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We expect to obtain the ISO9001 Quality Assurance Certification in 2007.
Customers, Sales and Marketing
      Our customers currently comprise some of the industry leaders in the photovoltaic cell and module sector, both within and outside China. They include BP Solar, China Sunergy Co., Ltd., Chinalight, CSI, E-Ton, GE Energy, Mosel Vitelic, Motech, Q-Cells, Solarfun, Solartech Energy, Solland Solar and Suntech. Historically, the majority of our sales have been in China. However, we have been enhancing and broadening our revenue and customer base to target other leading photovoltaic cell and module producers around the world. For the year ended December 31, 2006 and the three months ended March 31, 2007, we derived approximately 75.5% and 50.0%, respectively, of our net sales from sales to manufacturers of photovoltaic products in China and approximately 24.5% and 50.0%, respectively, from exports. During the year ended December 31, 2006 and the three months ended March 31, 2007, our top five customers collectively accounted for approximately 70.2% and 56.8%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of such net sales for the year ended December 31, 2006. During the three months ended March 31, 2007, Suntech and Solarfun contributed 18.3% and 9.7%, respectively, of our net sales. Chinalight contributed 13.6% of our net sales for the three-month period.
      We have written agreements with our principal customers:

•	Pursuant to our cooperation agreement with Suntech, we have committed to supply to Suntech 100 MW of wafers in 2007 and, in each year from 2008 to 2015, wafers equal to 40% to 60% of our annual production. This cooperation agreement contemplates that the parties will agree annually on the specific quantities and prices of wafers to be supplied each year. We and Suntech have periodically negotiated the specific quantities and prices of wafers to be supplied under this cooperation agreement and, as a result, we have generally delivered less quantities than provided in the cooperation agreement.

•	Pursuant to our agreement with CSI, we have committed to supply to CSI an aggregate of approximately 260 MW of wafers over a four-year period from 2007 to 2010, at prices to be determined through negotiation on a monthly basis.

•	Pursuant to our agreement with E-Ton, we have committed to supply to E-Ton an aggregate of 200 MW of wafers over a four-year period, from January 2007 through the end of 2010, at a fixed price for the first six months of 2007 and at prices to be negotiated later for the remaining term of the agreement.

•	Pursuant to our agreement with Q-Cells, we have agreed to supply to Q-Cells approximately 180 MW of wafers over a three-year period from 2007 to 2009, at prices to be negotiated from time to time. In addition, we have agreed to supply to Q-Cells additional quantities of wafers from 2007 to 2009 in exchange for certain quantities of silicon feedstock supplied by Q-Cells to us.

•	Pursuant to our agreement with Solarfun, we have also agreed to supply to Solarfun approximately 10 MW of wafers from December 2006 to July 2007 at a fixed price, and approximately 60 MW of wafers from July 2007 to June 2008 at prices to be negotiated later.

•	We have also entered into a five-year solar wafer supply agreement with Solland Solar, commencing on January 1, 2006 through December 31, 2010 and automatically renewable at one-year increments. Both parties have agreed to determine the wafer supply quantities and prices for 2007 and each subsequent year through negotiation.

•	In addition, we have entered into agreements with BP Solar, Motech and Ningbo Solar pursuant to which we have committed to supply each of them with specific annual quantities of wafers over the next few years.
      Our commitments to Suntech and other major customers have not materially affected our strategy to diversify our customer base. As we expand our production capacity, we have been able to sell more of our products to other customers and to broaden our geographic presence. During the three months ended March 31, 2007, our net sales to China decreased to 50.0% of our total net sales as compared to 75.5% during the year ended December 31, 2006, while our net sales to Asia Pacific ex-China during the three-month period increased to 31.8% from 16.3% in 2006, with net sales to North America during the period increased to 8.2% from 5.0% in 2006 and net sales to Europe increased to 10.0% from 3.2% in 2006.
      We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our sales to Chinalight and Solartech Energy have been based on short-term sales contracts and monthly and quarterly purchase orders. We typically require our customers to prepay a portion of the contracted purchase price before we deliver our products.

Suppliers

Raw materials and consumables
      The materials used to produce our solar wafers include virgin polysilicon, recyclable polysilicon acquired from semiconductor manufacturers and equipment vendors and related consumables. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon.
      We source our polysilicon feedstock from both domestic and international sources, including:

•	semiconductor materials trading companies, such as Komex, Kunical and Prime;

•	solar cell and module makers, such as CSI and Q-Cells; and

•	solar-grade virgin polysilicon manufacturers, such as MEMC and Wacker.
      For the year ended December 31, 2006 and the three months ended March 31, 2007, polysilicon feedstock comprised approximately 75% and 76% of our costs of goods sold, respectively.
      We have inventory and commitments from suppliers that we believe will satisfy over 90% of our estimated polysilicon requirements for 2007 and approximately 50% of our estimated requirements for 2008. Many of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements.
      Since our inception, we have relied on a combination of one-time purchase orders and long-term purchase contracts with our suppliers in order to fulfill our polysilicon requirements. In addition, we have diversified our polysilicon sourcing through purchase and sale arrangements with our solar cell and module customers that possess solar-grade polysilicon feedstock. Through these arrangements, these customers sell us a certain amount of polysilicon feedstock and we sell them certain quantities of solar wafers.
      We have written agreements with our principal suppliers:

•	Our framework silicon purchase contract with Komex entered into in December 2006 has a term of eight years from January 2007 to January 2015. Pursuant to the contract, Komex is required to supply at least 35 tons of solar-grade polysilicon feedstock to us at market prices for each month during the term of the contract. The Komex contract provides for a monthly delivery schedule and we are required to pay 100% of the purchase price in advance for each shipment.

•	Our cooperation agreement with Kunical entered into in December 2006 has a term of four years from 2007 to 2010. Pursuant to this contract, Kunical is required to use its best efforts to supply to us 200 tons of polysilicon feedstock each year during the term of the contract for a total price of $96 million. Kunical is required to deliver polysilicon feedstock within seven business days upon receipt of our purchase order and we are required to pay 100% of the purchase price for each shipment five days after receipt of its invoice.

•	Our raw materials supply contract with Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, entered into in October 2006 has a term of five years from October 2006 to December 2011. Our purchase price is subject to renegotiation every six months. The contract provides for a monthly delivery schedule and we are required to pay 15 days in advance for each monthly shipment. Although we have paid $3.0 million as our partial prepayment with respect to the first shipment of silicon feedstock scheduled for delivery in November 2006, Technischer Warenhandel Heller and NCA Fortin Inc. have not commenced delivery of polysilicon as required and have informed us that delivery under this contract will be delayed. We are currently re-negotiating this contract with Technischer Warenhandel Heller and NCA Fortin Inc. and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply. We believe, however, that the outcome of this contract re-negotiation will not have a material adverse effect on our overall polysilicon supply situation.

•	Our agreement with E’mei Semi-conductor Materials Plant, or E’mei, entered into in March 2007 has a term of six years. Pursuant to this agreement, E’mei is required to supply 100 tons of polysilicon feedstock in 2008, 500 tons in each year from 2009 to 2012, and 400 tons in 2013. The purchase price will be based on prevailing PRC domestic market prices. We are required, however, to make prepayments to E’mei in the aggregate of Rmb 250.0 million, payable as follows: Rmb 10.0 million by September 30, 2007, Rmb 40.0 million by December 31, 2007, Rmb 80.0 million by June 30, 2008 and Rmb 120.0 million by December 31, 2008.

•	Our agreement with Luoyang Zhonggui High-Tech Co., Ltd, or Luoyang Zhonggui, entered into in April 2007 has a term of five years. Pursuant to this agreement, Luoyang Zhonggui will supply 200 tons of polysilicon feedstock in 2008, 400 tons in 2009, 800 tons in 2010, 1,000 tons in 2011 and 1,500 tons in 2012. The purchase price will be based on prevailing PRC domestic market prices. We are required, however, to make prepayments to Luoyang Zhonggui in the aggregate of Rmb 400.0 million, payable as follows: Rmb 50.0 million by October 30, 2007, Rmb 150.0 million by November 30, 2007, Rmb 180.0 million by April 30, 2008 and Rmb 20.0 million by December 31, 2008.
      We have also entered into polysilicon raw material supply arrangements with other suppliers, such as CSI, MEMC, Prime, Q-Cells, and Wacker. Due to the current worldwide shortage in polysilicon supply, we generally have to make prepayments to our virgin polysilicon suppliers in order to secure stable supply of our virgin polysilicon feedstock. We make these prepayments without receiving any collateral. As of March 31, 2007, our prepayments to suppliers amounted to $52.8 million. If our suppliers fail to deliver the polysilicon we have ordered and do not return our prepayments, our results of operations may be adversely affected.
      We use consumables in our production include slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China.

Equipment
      We source our key manufacturing equipment from leading international manufacturers. GT Solar provides all of our current DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. HCT Shaping and Meyer Burger provide all of our squarers and wire saws. We also purchase ancillary equipment from other manufacturers.
      In connection with our expansion plan, we had equipment supply contracts outstanding as of March 31, 2007 for:

•	139 additional DSS furnaces from GT Solar;

•	149 additional wafering wire saws from HCT Shaping;

•	34 additional wafering wire saws from Meyer Burger; and

•	50 additional squarers from HCT Shaping.
      We expect the additional equipment will be sufficient to accommodate our increase in production capacity to approximately 400 MW by the end of 2007 and to approximately 600 MW by mid-2008. We currently do not have contractual commitments for all the equipment necessary for the expansion of our production capacity from 600 MW to approximately 800 MW by the end of 2008. We have, however, already commenced negotiations with our equipment suppliers for additional equipment. We plan to use a part of our net proceeds from this offering to pay for such additional equipment as we have disclosed in “Use of Proceeds” in this prospectus. We intend to enter into further arrangements with our equipment suppliers for additional equipment required to fully implement our expansion plan.
      We have entered into a number of equipment and technologies purchase contracts with GT Solar since June 2005 for an aggregate of 200 DSS furnaces. We are required under these contracts to pay a deposit equal to 20% of the purchase price, to pay an additional 70% by a letter of credit issued prior to each shipment and payable upon presentation of shipping documents, and to pay the remaining 10% of the purchase price within 90 days after receipt of each shipment. GT Solar is required under these contracts to provide equipment installation, support, training, assistance and other services to our employees. We have also entered into a framework equipment purchase contract with HCT Shaping to purchase 170 wafering wire saws and

65 squarers. Pursuant to the contract, we are required to make 15% advance payment, to pay an additional 75% of the purchase price by a letter of credit prior to each shipment and to pay the remaining 15% within 10 days after the installation and acceptance of the machine. We have also entered into a framework equipment purchase contract with Meyer Burger in January 2006 for 40 wire saws and the purchase price is subject to negotiation according to the market conditions at the time of supply. We are required to make a 25% advance payment nine months before each shipment, to pay an additional 65% by a letter of credit issued 60 days prior to the shipment and to pay the remaining 10% within 30 days after the acceptance of the equipment. We make prepayments to our equipment suppliers without receiving any collateral prior to the shipment of the equipment. If our equipment suppliers fail to deliver the equipment we have ordered and do not return our prepayments, our results of operations would be adversely affected.
Research and Development
      We have a dedicated research and development team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current initiatives include:

•	optimizing our solidification process to achieve the highest conversion efficiency;

•	improving our solidification purification process to allow us to use low-cost polysilicon materials without losing wafer efficiency and quality;

•	reducing polysilicon kerf losses and improving polysilicon recoveries;

•	improving our crucible and coating technology to achieve re-usability of our crucibles;

•	optimizing our ingot and wafer sizes, including making larger ingots and larger and thinner wafers;

•	localizing the production of additional consumables in China; and

•	localizing the production of some of our auxiliary equipment in China.
      In addition, we established the LDK Laboratory with Shanghai Jiaotong University in October 2005. This laboratory currently focuses on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our research and development efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.
Competition
      The multicrystalline wafer manufacturing industry is competitive. According to Photon Consulting, the five largest wafer manufacturers accounted for approximately 60% of global production in 2005. We believe that the supply of polysilicon feedstock will significantly increase in the next few years, thus easing supply constraints to solar wafer manufacturers. Although we expect demand for solar wafers to grow in response to higher demand for photovoltaic cells and modules, the international solar wafer market will become more competitive. Like us, other solar wafer manufacturers are also engaged in aggressive expansion programs. In addition, new entrants are reported to be making significant investments in our industry. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with international players such as BP Solar, Deutsche Solar, Ersol, Evergreen Solar, Green Energy, JFE, Kyocera, M.SETEK, PV Crystalox, REC and MEMC, which has recently announced its plans to manufacture solar wafers. We also compete with players in China such as Jinggong P-D, Shunda and Tianwei Yingli. Many of our current and potential competitors have a longer operating history, wider name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than us. In addition, most of these competitors are integrated players in our solar industry that also engage in the production of virgin polysilicon, photovoltaic cells and/or modules. Their business models may give them competitive advantages as these integrated competitors place less reliance on the upstream suppliers and/ or downstream customers in the value chain. We currently have no plans to expand into the production of photovoltaic cell or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cell or modules based on current wafer technology for the next 10 years.
      We believe that the key competitive factors in our solar wafer market include:

•	cost competitiveness and price;

•	continuous access to polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes; and

•	strong global distribution channels.
      Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative photovoltaic products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. The solar industry in general also competes with other sources of renewable energy and conventional power generation.
Property
      We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system.

Owned property
      We own the land use rights to the underlying parcel of land for our manufacturing facilities located at the Hi-Tech Industrial Park, Xinyu city, Jiangxi province of China. As of March 31, 2007, the total site area that we owned was approximately 357,815 square meters for an original term of 50 years expiring on May 20, 2055, renewable upon its expiration. The gross floor area of our plants in Xinyu Hi-Tech Industrial Park was approximately 73,869 square meters as of March 31, 2007 and is expected to increase to approximately 102,151 square meters when we complete the new plant in the third quarter of 2007. We occupy our owned properties for purposes of manufacturing, research and development and as a headquarter office and employee living quarters.

Leased property
      We currently sub-lease 208 square meters of office space in Shanghai from Suzhou Liouxin free of charge. This sub-lease will expire in November 2007. See “Related Party Transactions — Sublease of Property” in this prospectus.
Intellectual Property Rights
      We have developed various production process related know-how and technologies in-house. In addition, we have embarked on a number of research and development programs, including our collaboration with Shanghai Jiaotong University, with a view to developing techniques and processes that will improve conversion efficiency and product quality. We currently do not have any patents or patent applications pending in China or elsewhere. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us. As substantially all of our business is currently conducted in China, we have not taken any action outside China to protect our intellectual property.
      As of the date of this prospectus, Suzhou Liouxin owns “LDK” as a registered trademark for solar wafers and ingots. Suzhou Liouxin is in the process of transferring the trademark to us for a nominal consideration.
Insurance
      We maintain property insurance coverage on our facilities and production equipment, which amounted to approximately $65.8 million as of December 31, 2006 and March 31, 2007. We do not have insurance coverage on other assets of ours, such as products in transit, inventory in stock, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We are in the process of purchasing director and officer liability insurance for our directors and officers.
Production Safety and Environment
      We are in material compliance with all applicable production safety and environmental protection laws and regulations in China. We emphasize production safety and endeavor to operate our manufacturing facilities in an environmentally responsible manner.

Safety
      Our plants, working stations and various facilities have been designed to maintain a safe working environment. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. We have established a designated safety monitoring office that directly reports to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related trainings to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.
      We require our employees who operate special equipment to have the relevant necessary training before they are allowed to operate such equipment. We conduct regular and required maintenance on our equipment to ensure proper and safe working conditions.

Environment
      We have undertaken various measures to reduce pollution and the impact of our manufacturing process on the environment. These measures include monitoring and controlling solid waste, waste water, exhaust fumes and noise. We currently have an on-site sewage treatment station with a 16-metric-ton daily sewage treatment capacity and plan to increase its capacity to 30 metric tons per day during the first quarter of 2007. We believe that we are currently in compliance with all environmental laws and regulations applicable to our operations in China.
Employees
      As of March 31, 2007, we had an aggregate of 3,145 full-time employees. Of these employees, 3,142 were located at our headquarters and manufacturing plants in Xinyu city, Jiangxi province, China, and three were located in our branch office in Shanghai, China. Compared to December 31, 2006, we added 1,767 employees to our workforce during the three months ended March 31, 2007, including 1,638 new employees for our manufacturing operations. We established our second materials sorting department and third manufacturing department during the three months ended March 31, 2007. These new departments employed approximately 650 and 100 employees, respectively, as of March 31, 2007.

      A breakdown of our employees by areas of operations and as a percentage of our workforce as of March 31, 2007 is set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	2,670	84.9%
Quality control	146	4.6
Research, development and engineering	112	3.6
Administration	106	3.4
Production planning	69	2.2
Finance	24	0.8
Procurement	18	0.5

Total	3,145	100.0%

      From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as we expand.
      As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the year ended December 31, 2006 and the three months ended March 31, 2007, our total expense under the statutory employee benefit plans was approximately $220,000 and $45,000, respectively.
      We have not experienced any significant difficulties in recruiting employees nor have we had any significant labor disputes. We consider our relationship with our employees to be good.
      We enter into employment contracts with all of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for two to three years thereafter.
Legal and Administrative Proceedings
      We are not involved in any litigation or other legal or administrative proceedings that would have a material adverse effect on our business operations.

PRC GOVERNMENT REGULATIONS
      This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Government Directives
      In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth national policies to encourage and support the development and use of solar energy and other non-fossil fuel renewable energy and their on-grid application. It authorizes the relevant government authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.
      The law also encourages the installation and use of solar-powered water-heating systems, solar-powered heating and cooling systems and other solar energy utilization systems. It expressly contemplates and permits financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, the PRC National Development and Reform Commission promulgated two implementation directives with respect to the Renewable Energy Law. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewal power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewable power generation systems. The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law.
      The PRC Ministry of Construction issued a directive in June 2005 to encourage the use of solar energy in residential and commercial buildings and the increased application of solar energy in townships in China. Because China is consuming more and more energy as its economy expands and the related industrial pollution is threatening the environment and livelihood of the nation, the PRC State Council promulgated a directive in July 2005 with specific measures to conserve energy resources.
      In December 2006, the PRC National Development and Reform Commission issued a notice to announce the PRC government’s support of the development of renewable energy resources in China, including solar power. The government appropriated an aggregate of $330 million in equivalent Renminbi as a grant to support various renewable energy projects, including commercialization of wafer and ingot production at our company.
Environmental Regulations
      We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Implementation Rules of the Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution and the PRC Law on the Prevention and Control of Noise Pollution.
Restriction on Foreign Investments
      The principal regulation governing foreign ownership of solar power businesses in China is the Foreign Investment Industrial Guidance Catalogue, effective as of January 1, 2005. Under this guidance, the solar power business is listed as an industry with foreign investments permitted.
Tax
      The PRC enterprise income tax is calculated based on the taxable income determined under the PRC accounting standards and regulations. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, are generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% of their taxable income. This foreign invested enterprise income tax law and its implementation rules provide certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax for their first two profitable years of operation and a 50% reduced national enterprise income tax for the subsequent three years for manufacturing companies with operating terms of more than ten years.
      Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sale of goods, provision of specified services and importation of goods in China is generally required to pay a VAT, at the rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity or individual. When an entity exports goods from China, the exporter is entitled to a refund of a portion or all of the VAT paid by the entity. Our imported raw materials used for manufacturing products subject to export, to the extent they are placed in government-sanctioned bonded warehouses, are exempt from import VAT.
      In March 2007, the National People’s Congress enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new tax law, “high and new technology enterprises” specially supported by the PRC government will continue to enjoy a reduced national enterprise tax rate of 15%. The new tax law, however, does not specify what high and new technology enterprises will be eligible for special support from the government. Our wholly owned subsidiary, Jiangxi LDK Solar, obtained the “high and new technology enterprise” status in December 2006. Such status is valid for two years and is renewable upon review and approval by the Science and Technology Bureau of Jiangxi Province. If we fail to maintain our status as a “high and new technology enterprise” or fail to qualify for special support from the PRC government, we will be subject to the 25% unified enterprise income tax rate beginning in 2011 after our current preferential tax treatment expires.
      Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, such as our PRC subsidiary, Jiangxi LDK Solar, are exempt from PRC withholding tax. Pursuant to the new tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new PRC tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign-invested enterprises, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes. In addition, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.
Foreign Currency Exchange
      China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.
      As we have disclosed in “Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies” in this prospectus, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the SAFE.

      Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as Jiangxi LDK Solar, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As disclosed, for most capital-account transactions, approval from the SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are also subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, the SAFE and the PRC National Development and Reform Commission, or the NDRC.
Dividend Distribution
      The principal regulations governing distribution of dividends by wholly foreign owned enterprises, such as Jiangxi LDK Solar, include:

•	Corporation Law of 1993, as amended;

•	Wholly Foreign-Owned Enterprise Law of 1986, as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules of 1990, as amended.
      Under the current regulatory regime in China, foreign-invested enterprises in China, including Jiangxi LDK Solar, may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, is required to set aside at least 10% of their after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.
Regulation of Overseas Investments and Listings
      The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE branch before establishing or gaining control over any company outside China, referred to in the SAFE notice as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
      The NDRC promulgated a rule in October 2004, or the NDRC rule, which requires NDRC approval for overseas investment made by PRC-incorporated entities. The NDRC rule also provides that approval procedures for overseas investment by PRC individuals will be based on the NDRC rule.
      On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, which became effective on September 8, 2006. This regulation includes provisions that purport to require special purpose companies formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on any overseas stock exchange.

      On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose companies. The CSRC approval procedures require the filing of a number of documents with the CSRC and it could take several months to complete the approval process.
      The application of the new M&A rule with respect to overseas listings of special purpose companies remains unclear with no consensus currently among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.
      Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules, including the new M&A rule and the CSRC procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation requiring offerings like ours pursuant to this prospectus to be subject to its new procedure; and

•	In spite of the above, because we completed our restructuring and established an overseas holding structure before September 8, 2006, the effective date of the new M&A rule, neither the new M&A rule nor the CSRC procedures require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange unless we are clearly required to do so by possible later rules of CSRC.
See “Risk Factors — Risks Relating to Business Operations in China — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could significantly delay this offering or adversely affect our business and reputation and the trading price of our ADSs, and may also create uncertainties for this offering.”

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position

Xiaofeng Peng	32	Chairman and Chief Executive Officer
Xingxue Tong	43	Director, President and Chief Operating Officer
Liangbao Zhu	41	Director and Senior Vice President
Yonggang Shao	43	Director and Senior Vice President
Gang Wang	39	Non-executive Director
Louis T. Hsieh*	42	Independent Director
Jack Lai	53	Executive Vice President, Chief Financial Officer and Secretary
Nicola Sarno	55	Senior Vice President of Manufacturing and Plant Manager
Yuepeng Wan	42	Chief Technology Officer
Rongqiang Cui	66	Head of Shanghai Jiaotong University LDK Laboratory
Pietro Rossetto	57	Chief Engineer
Qiqiang Yao	35	Assistant President of Finance

*	Mr. Hsieh will become our independent director on the date of this prospectus.

Directors
      Xiaofeng Peng is the chairman of our board of directors and the chief executive officer of our company. He founded our company in July 2005. Prior to founding our company, Mr. Peng founded Suzhou Liouxin in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School in 1993 with a diploma in international business and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.
      Xingxue Tong is a director and the president and chief operating officer of our company. He joined our company in January 2007. Mr. Tong has over 10 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east Asia business development with GT Solar since 2004. He was the executive president of commerce of CSI in 2004 and vice general manager of an affiliate of Tianwei Yingli from 1999 to 2004. Mr. Tong received a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998.
      Liangbao Zhu is a director and a senior vice president of operations of our company. He joined our company in November 2005. Dr. Zhu has over 15 years of experience in managing operations of manufacturing enterprises and managing marketing and sales operations in China and overseas. Prior to joining our company, Dr. Zhu held multiple management positions in manufacturing, investment and trading companies in China and overseas from 1993 to 2005. Dr. Zhu graduated from Yangzhou Normal College with a bachelor’s degree in 1982, from Suzhou University with an MBA degree in 2002 and a doctor’s degree in business management in 2005.
      Yonggang Shao is a director and a senior vice president of corporate strategy of our company. He joined our company in February 2006. Prior to joining our company, Mr. Shao served as a managing director in the corporate finance department of Guotai Junan Securities Company Limited and its predecessors from 1998 to 2006. Mr. Shao graduated from Shanghai University in 1990 with a bachelor’s degree in industrial management and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

      Gang Wang is a non-executive director of our company. He became our non-executive director in July 2006. Mr. Wang has, since 2002, been a director and chief representative in China of Natixis Private Equity Asia Limited, beneficially wholly owned by Natixis Banques Populaires. Mr. Wang held various senior financial management positions in a number of technology and manufacturing companies from 1999 to 2002 in New Zealand and China. Mr. Wang received his bachelor’s degree in mechanical engineering from the Hefei University of Technology of China in 1989 and an MBA degree from the Massey University in New Zealand in 1995.
      Louis T. Hsieh will be an independent director of our company. We expect him to join our company on the date of this prospectus. Mr. Hsieh has been the chief financial officer and a member of the board of directors of New Oriental Education & Technology Group, a company listed on the New York Stock Exchange, since 2005. Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California, from April 2004 until he joined New Oriental Education & Technology Group. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JPMorgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in engineering from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Executive Officers
      Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined our company in August 2006. Mr. Lai has over 20 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.
      Nicola Sarno is the senior vice president of manufacturing and the plant manager of our company. He joined our company in April 2006. Mr. Sarno has over 20 years of experience in silicon manufacturing, having held multiple positions in the areas of production, process engineering and strategic material supply globally. He was a manufacturing director, engineering manager of crystal growing and operations/strategic materials manager of MEMC from 1985 to 2002 and a production manager of S.E.H. America, Inc. from 1981 to 1985. Mr. Sarno received a diploma in mechanical engineering from Mander College in 1971.
      Yuepeng Wan is the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has over 15 years of experience in research and development in silicon and materials engineering. Prior to joining our company, Dr. Wan was a research and development manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace research and development. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.
      Rongqiang Cui is the head of our research and development laboratory operated jointly with Shanghai Jiaotong University. He is also a professor at Shanghai Jiaotong University. Professor Cui joined our company in September 2005 as director of our Shanghai Jiaotong University LDK Laboratory. Professor Cui began solar energy research in 1971 and became the head of the solar research institute of Shanghai Jiaotong University in 1997. Previously, he was an assistant tutor, lecturer and professor in the physics department of Xian Jiaotong University from 1964 to 1996. Professor Cui graduated from the Xian Jiaotong University in 1964 with a diploma in engineering physics.
      Pietro Rossetto is the chief engineer of our company. He joined our company in June 2006. Prior to joining our company, Mr. Rossetto taught electrical engineering and computer science in Meran, Italy, from 2003 to 2005. He held multiple positions from 1976 to 2002 at MEMC, including as manager and senior manager for single crystal technology and as manager for various special projects. Mr. Rossetto received his college degree in physics from University of Milan Institute of Physical Science in 1975.
      Qiqiang Yao is an assistant president of finance of our company. He joined our company in February 2006. Prior to joining our company, Mr. Yao held multiple positions in finance and accounting from 2002 to 2006 at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a registered accountant in China.
Board of Directors
      Our board of directors is currently comprised of six directors, including one independent board member. We intend to appoint additional independent directors subsequent to this offering. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.
We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.
      We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. By unanimous written resolutions, our shareholders in April 2007 designated Yonggang Shao and Liangbao Zhu as Class I directors for a one-year term, Xingxue Tong and Gang Wang as Class II directors for a two-year term and Xiaofeng Peng and Louis T. Hsieh as Class III directors for a three-year term. At each succeeding annual general meeting of shareholders beginning in 2008, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee
      Our audit committee initially will consist of three directors, namely Louis T. Hsieh, Xiaofeng Peng and Yonggang Shao. Mr. Hsieh satisfies the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. In addition, our board of directors has determined that Mr. Hsieh is qualified as an audit committee financial expert within the meaning of Securities and Exchange Commission regulations. Within 90 days following our offering, a majority of the directors on our audit committee will be independent directors. Within a year following this offering, all members of our audit committee will be independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements and interim financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation committee
      Our compensation committee initially will consist of Xiaofeng Peng, Louis T. Hsieh and Liangbao Zhu. Mr. Hsieh satisfies the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Corporate governance and nominating committee
      Our corporate governance and nominating committee initially will consist of Xiaofeng Peng, Louis T. Hsieh and Xingxue Tong. Mr. Hsieh satisfies the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.
Duties of Directors
      Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.
Employment Agreements
      Officers are selected by and serve at the discretion of our board of directors. Each executive officer has entered into an employment agreement with us for an initial term of one year, which will be automatically renewed for successive one-year terms until terminated by either party with three months’ notice in writing to the other party.
Compensation of Directors and Executive Officers
      All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees.
      Each of our directors is entitled to a discretionary bonus as determined by the compensation committee of our board of directors provided that the total amount of bonuses payable to all of our directors for such year shall not exceed 5% of our audited consolidated profit after taxation and minority interests but before extraordinary items (if any) for the relevant year. In 2005, the aggregate cash compensation and benefits that we paid to our directors and executive officers for the period from July 5 to December 31, 2005 was approximately $3,000. We did not make any contribution to the pension schemes in respect of our directors for the period from July 5 to December 31, 2005. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers received for the year ended December 31, 2006 and the three months ended March 31, 2007 were approximately $552,000 and $337,000, respectively, excluding any discretionary bonuses which may be paid to our directors and executive officers. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
      You may find more details of the stock options we have granted to our directors and executive officers pursuant to our 2006 stock incentive plan under “— 2006 Stock Incentive Plan — Outstanding options granted under our 2006 stock incentive plan” below.
Indemnification
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and held harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to us may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
2006 Stock Incentive Plan
      We adopted our 2006 stock incentive plan on July 31, 2006. The purpose of our 2006 stock incentive plan is to recognize and acknowledge the contributions the eligible participants made to our company and to promote the success of our business. Through the provision of an opportunity to have a personal stake in our company, our 2006 stock incentive plan aims to:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company;

•	attract and retain the best available personnel in our industry through additional incentive to our employees and directors; and

•	attract and otherwise maintain our on-going business relationship with consultants and business entities whose contributions are or will be beneficial to our long-term growth.

Eligible participants
      Under our 2006 stock incentive plan, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:

•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries;

•	any directors, including non-executive directors and independent non-executive directors, of our company or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations.

Maximum number of shares
      The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any of our preferred shares in issue from time to time. Immediately following completion of this initial public offering, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan will be 10,397,210 ordinary shares (assuming no exercise of the over-allotment option) or 10,657,970 ordinary shares (assuming full exercise of the over-allotment option).

Price of shares
      Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under our 2006 stock incentive plan. However, such determination by our board of directors of the subscription price will be by reference to the fair market value of the ordinary shares. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by our board of directors to be the primary market for our ordinary shares or ADSs. If there is no established market for our ordinary shares, our board of directors will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

Performance criteria
      Our 2006 stock incentive plan allows our board of directors to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

Outstanding options granted under our 2006 stock incentive plan
      The following table summarizes, as of the date of this prospectus, the outstanding options granted under our 2006 stock incentive plan to several of our directors, executive officers and investors and to other individuals as a group. Unless otherwise noted, the options granted vest over a three-year period beginning on the date of their respective grants.

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	($/Share)	Date of Grant	Date of Expiration

Xiaofeng Peng(1)	1,500,000	$4.45	August 1, 2006	July 31, 2011
Xingxue Tong(2)	1,300,000	9.00	February 6, 2007	February 5, 2012
Liangbao Zhu(3)	1,000,000	4.45	August 1, 2006	July 31, 2011
Yonggang Shao(4)	1,000,000	4.45	August 1, 2006	July 31, 2011
Gang Wang(5)	100,000	9.00	April 17, 2007	April 16, 2012
Louis T. Hsieh**	100,000	9.00	**	**
Jack Lai(6)	*	4.45	August 1, 2006	July 31, 2011
Nicola Sarno(7)	*	4.45	August 1, 2006	July 31, 2011
Yuepeng Wan	*	9.00	February 6, 2007	February 5, 2012
Rongqiang Cui	*	4.45	August 1, 2006	July 31, 2011
Pietro Rossetto(8)	*	4.45	August 1, 2006	July 31, 2011
Qiqiang Yao(9)	*	4.45	August 1, 2006	July 31, 2011
Boundless Future Investment Limited (10)	100,000	4.45	August 1, 2006	July 31, 2011
Brilliant Ever Investments Limited (10)	100,000	4.45	August 1, 2006	July 31, 2011
Other employees as a group(11)	1,133,900	4.45	August 1, 2006	July 31, 2011
Other employees as a group(11)	665,900	9.00	February 6, 2007	February 5, 2012
Other employees as a group(11)	350,900	$25.00	May 14, 2007	May 13, 2012

Total	8,710,700

(1)	Mr. Peng is holding his stock options through his wholly owned British Virgin Islands company, LDK New Energy.

(2)	Mr. Tong is holding his stock options through his wholly owned British Virgin Islands company, Superb Bright Limited.

(3)	Mr. Zhu is holding his stock options through his wholly owned British Virgin Islands company, Feliz International Inc.

(4)	Mr. Shao is holding his stock options through his wholly owned British Virgin Islands company, SM Future Investment Inc.

(5)	Mr. Wang is holding his stock options through his wholly owned British Virgin Islands company, Sun Forever Limited.

(6)	Relates to options granted to Mr. Lai in his capacity as consultant prior to his employment at our company and in anticipation of his employment at our company.

(7)	Mr. Sarno is holding his stock options through his wholly owned British Virgin Islands company, Flamerstead Ltd.

(8)	Mr. Rossetto is holding his stock options through his wholly owned British Virgin Islands company, Well Elegant Holdings Limited

(9)	Mr. Yao is holding his stock options through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

(10)	Vests on July 31, 2007. Brilliant Ever Investments Limited and Boundless Future Investment Limited are each a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Chen Lu. Brilliant Ever Investments Limited and Boundless Future Investment Limited were each an investor in our Series A preferred shares.

(11)	Each employee holds less than 1% of our total outstanding voting securities, including one employee and a former non-executive director holding his/ her options through their wholly owned British Virgin Islands companies.

*	Executive officers as a group, each holding less than 1% of our outstanding ordinary shares and together holding stock options exercisable for 1,360,000 ordinary shares.

**	The grant of stock options to Mr. Hsieh will take effect upon commencement of his service with us as an independent director on the date of this prospectus, which will be the date of grant for his stock options. The date of expiration will be the last day of the fifth year from the date of grant.
     Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Gang Wang, Louis T. Hsieh, Boundless Future Investment Limited and Brilliant Ever Investments Limited, the numbers of ordinary shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our Series A, Series B and Series C preferred shares issued to our shareholders and as adjusted to reflect the sale of the ADSs offered in this offering, as of the date of this prospectus, by each of our directors and executive officers, each person known to us to own beneficially more than 5.0% of our ordinary shares and each selling shareholder. The percentages in the table below assume no exercise of the over-allotment option. The percentage of shares to be sold by selling shareholders is calculated on the basis of the aggregate number of shares to be sold in this offering, which is 17,384,000 shares.

	Shares Beneficially		Shares to be Sold		Shares Beneficially
	Owned Prior to		by Selling		Owned After
	This Offering		Shareholders		This Offering

Name	Number	Percent	Number	Percent	Number	Percent

Xiaofeng Peng(1)	75,000,000	82.80%	—	—%	75,000,000	72.13%
Financiere Natixis Singapore 4 Pte Ltd(2)	3,745,237	4.13	560,000	3.22	3,185,237	3.06
CDH SolarFuture Limited(3)	3,066,667	3.39	750,000	4.31	2,316,667	2.23
Shine Field Investment Limited(4)	1,483,333	1.64	695,000	4.00	788,333	0.76
CHF Wafer Company Limited(5)	1,000,000	1.10	1,000,000	5.75	—	—
China Environment Fund 2004, LP(6)	833,333	0.92	400,000	2.30	433,333	0.42
JAFCO Asia Technology Fund III(7)	833,333	0.92	258,300	1.49	575,033	0.55
MUS Roosevelt China Pacific Fund L.P.(8)	520,049	0.57	260,000	1.50	260,049	0.25
Decatur Overseas Corporation(9)	451,429	0.50	58,000	0.33	393,429	0.38
BOFA Capital Company Limited(10)	34,671	0.04	6,600	0.04	28,071	0.03
Silverpointe Investments Ltd.(11)	25,233	0.03%	4,000	0.02%	21,233	0.02%

(1)	Mr. Peng holds these ordinary shares through LDK New Energy, his wholly owned British Virgin Islands company.

(2)	Formerly known as Financiere Natexis Singapore 4 Pte Ltd. Represents 1,128,571 ordinary shares issuable upon conversion of Series A-2 preferred shares, 1,150,000 ordinary shares issuable upon conversion of Series B preferred shares and 1,466,666 ordinary shares issuable upon conversion of Series C preferred shares, each held by Financiere Natixis Singapore 4 Pte Ltd, a company organized and existing under the laws of the Republic of Singapore and beneficially wholly owned by NATIXIS S.A. Voting and investment power of shares held by Financiere Natixis Singapore 4 Pte Ltd is exercised by its directors, Jean de Severac and Jean Louis Delvaux. The address of Financiere Natixis Singapore 4 Pte Ltd is Abrogado Pte., Ltd., Temasek Avenue, 2701 Millenia Tower, Singapore 039192. Financiere Natixis Singapore 4 Pte Ltd is affiliated with Natixis Bleichroeder Inc., which is a registered broker-dealer and a member of the NYSE. Its principal place of business is at 1345 Avenue of the Americas, New York, New York 10105-4300, U.S.A.

(3)	Represents 2,000,000 ordinary shares issuable upon conversion of Series B preferred shares and 1,066,667 of ordinary shares issuable upon conversion of Series C preferred shares, each held by CDH SolarFuture Limited, a company organized and existing under the laws of the British Virgin Islands and is wholly owned by CDH Venture Partners L.P. Voting and investment power of shares held by CDH SolarFuture Limited is exercised by Lew Kiang Hua and Yan Huang. The address of CDH Venture Partners, L.P. is Level 30, Six Battery Road, Singapore 049909.

(4)	Represents 1,150,000 ordinary shares issuable upon conversion of Series B preferred shares and 333,333 ordinary shares issuable upon conversion of Series C preferred shares, each held by Shine Field Investment Limited, a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Chen Lu and Ngan Iek, who have the voting and investment power of shares held by Shine Field Investment Limited.

(5)	Represents 1,000,000 ordinary shares issuable upon conversion of Series B preferred shares held by CHF Wafer Company Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. beneficially own 97.83% and 2.17%, respectively, of the share capital of CHF Wafer Company Limited. Each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is a Cayman Islands exempted limited partnership, with its registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P., which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. CHF Wafer Company Limited is affiliated with Credit Suisse

Securities (USA) LLC, which is a registered broker-dealer and a member of the NASD. Credit Suisse Securities (USA) LLC is a limited liability company with its principal place of business at 11 Madison Avenue, New York, New York 10010, U.S.A.

(6)	Represents 833,333 ordinary shares issuable upon conversion of Series B preferred shares held by China Environment Fund 2004, LP., an exempted partnership organized and existing under the laws of the Cayman Islands, with its registered office at c/o Walkers SPV Limited, P.O. Box 908, George Town, Cayman Islands. Voting and investment power of shares held by China Environment Fund 2004, LP. is exercised by its investment committee, which consists of Jason Whittle, Sandy Selman, Tony Bakels and Donald Chang Ye.

(7)	Represents 833,333 ordinary shares issuable upon conversion of Series B preferred shares held by JAFCO Asia Technology Fund III, an exempted company organized and existing under the laws of the Cayman Islands and wholly owned by JAFCO Asia Technology Fund III L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings III Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund III L.P. and controls the voting and investment power over the shares owned by JAFCO Asia Technology Fund III. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. Hiroshi Yamada, Vincent Chan Chun Hung, Chew Cheng Keat and Junitsu Uchikata as a whole have the voting and investment power of shares held by JAFCO Asia Technology Fund III. The address for JAFCO Asia Technology Fund III is c/o JAFCO Investment (Asia Pacific) Limited, 6 Battery Road, #42-01, Singapore 049909. JAFCO Asia Technology Fund III is affiliated with Nomura Securities International, Inc., which is a registered broker-dealer and a member of NASD. Nomura Securities International, Inc. has its principal place of business at Two World Financial Center, Building B, New York, New York 10281-1198, U.S.A.

(8)	Represents 500,000 ordinary shares issuable upon conversion of Series B preferred shares and 20,049 ordinary shares issuable upon conversion of Series C preferred shares, each held by MUS Roosevelt China Pacific Fund L.P., an exempted limited partnership organized and existing under the laws of the Cayman Islands. MUS Roosevelt Capital Partners, Ltd., a Cayman Islands company, is the sole general partner of MUS Roosevelt China Pacific Fund L.P. Voting and investment power of shares held by MUS Roosevelt Capital Partners, Ltd. is exercised by its investment committee, which consists of Yasuhiro Matsumura, Jun Otsuka, Brian Chang and Tin Lung Tse. The address for MUS Roosevelt China Pacific Fund L.P. is c/o MUS Roosevelt Capital Partners, Ltd., Offshore Incorporations (Cayman) Limited, Scotia Centre, 4/F, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. MUS Roosevelt Capital Partners, Ltd. is affiliated with Mitsubishi UFJ Securities Co., Ltd., which is a broker-dealer and a member of the Japan Securities Dealers Association. Mitsubishi UFJ Securities Co., Ltd. is a company with its principal place of business at 2-4-1, Marunouchi, Chiyoda-ku, Tokyo 100-6317, Japan.

(9)	Represents 451,429 ordinary shares issuable upon conversion of Series A-2 preferred shares held by Decatur Overseas Corporation, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Rafael E. Alain, with its address at 16th Floor, Swiss Tower, 53rd Street, Urbanizacion Obarrio, Panama. The directors of Decatur Overseas Corporation, Cynthia de Raveneau and Pamela D. Hall, have the voting and investment power of shares held by Decatur Overseas Corporation.

(10)	Represents 33,334 ordinary shares issuable upon conversion of Series B preferred shares and 1,337 ordinary shares issuable upon conversion of Series C preferred shares, each held by BOFA Capital Company Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Lingyong Peng, Yu Chen and Yiven Le, who have the voting and investment power of shares held by BOFA Capital Company Limited.

(11)	Represents 25,233 ordinary shares issuable upon conversion of Series C preferred shares held by Silverpointe Investments Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned by Yang Yang, with its address at Portculli TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Yang Yang has the sole voting and investment power of shares held by Silverpointe Investments Ltd.
     As of the date of this prospectus, none of our outstanding ordinary shares or our outstanding preferred shares is held by any record holders in the United States.
      None of our existing shareholders has different voting rights from other shareholders subsequent to the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
      Each selling shareholder has confirmed that it is not a broker-dealer and that, other than Financiere Natixis Singapore 4 Pte Ltd, CHF Wafer Company Limited, JAFCO Asia Technology Fund III and MUS Roosevelt China Pacific Fund L.P., it is not an affiliate of any broker-dealer. Financiere Natixis Singapore 4 Pte Ltd, CHF Wafer Company Limited, JAFCO Asia Technology Fund III and MUS Roosevelt China Pacific Fund L.P., each being an affiliate of a registered broker-dealer, have each represented that it purchased our preferred shares in the ordinary course of business, that the ordinary shares being registered for resale by our preferred shareholders will be issued upon conversion of the preferred shares and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute our preferred shares or our ordinary shares issuable upon conversion of such preferred shares.

RELATED PARTY TRANSACTIONS
      We have engaged from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. Upon completion of this offering, our related-party transactions will be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.
Restructuring
      Jiangxi LDK Solar was incorporated in China on July 5, 2005 by Suzhou Liouxin, a PRC company, and Liouxin Industrial Limited, a Hong Kong company, each beneficially and wholly owned by Mr. Peng, our founder, chairman and chief executive officer. Suzhou Liouxin and Liouxin Industrial Limited owned 27.6% and 72.4%, respectively, of Jiangxi LDK Solar at the time of its incorporation.
      Mr. Peng incorporated LDK New Energy on April 27, 2006 as his wholly owned company under the laws of the British Virgin Islands. LDK New Energy incorporated LDK Solar Co., Ltd. on May 1, 2006 as its wholly owned subsidiary under the laws of the Cayman Islands.
      Upon approval of the relevant PRC government authorities, LDK Solar Co., Ltd. acquired all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited on July 10, 2006 for an aggregate consideration of $8,000,001.
Borrowings

Loan from Mr. Xiaofeng Peng
      Under a loan agreement dated September 22, 2005, Mr. Peng granted a line of credit of up to $24.2 million to Jiangxi LDK Solar at an interest rate as published by the People’s Bank of China from time to time. This loan is guaranteed by Suzhou Liouxin, Saiweng Technology (Suzhou) Co., Ltd., and Jiangxi Liouxin Industry Co., Ltd., all of which are controlled by Mr. Peng. The loan is to be repaid at the demand by Mr. Peng with 15-business day prior notice specifying the amount and date due.
      During the period from October to December 2005, Jiangxi LDK Solar borrowed a cumulative amount of $16.1 million under the line of credit and at the same time lent $5.5 million to Saiweng Technology (Suzhou) Co., Ltd. In the first six months of 2006, Jiangxi LDK Solar borrowed an additional $8.1 million and repaid $5.4 million under this line of credit. Among the repayment of $5.4 million, Jiangxi LDK Solar paid $1.3 million to a third party at the instruction of Mr. Peng and signed an agreement with Mr. Peng in April 2006 to confirm and ratify that the payment of $1.3 million constituted a repayment of the same amount it owed Mr. Peng. In March 2006, Jiangxi LDK Solar signed an agreement with Mr. Peng to use the $5.5 million it lent to Saiweng Technology (Suzhou) Co., Ltd. to offset $5.5 million of the amount it owed Mr. Peng under the credit line. In December 2006, Jiangxi LDK Solar repaid the outstanding balance of $13.4 million to Mr. Peng, together with an accrued interest of $0.9 million.

Loan from Jiangxi Liouxin Industry Co., Ltd.
      Jiangxi LDK Solar borrowed $2.6 million from Jiangxi Liouxin Industry Co., Ltd., a company controlled by Mr. Peng, on August 12, 2006 for working capital purposes. There was no written agreement, and the loan was interest free. This loan was repaid in full in September 2006.

Loan from Suzhou Liouxin
      Under a loan agreement dated July 24, 2006, Jiangxi LDK Solar borrowed $8.1 million from Suzhou Liouxin free of interest. This loan was repaid in full in December 2006.

Entrusted Loan from Jiangxi Liouxin Industry Co., Ltd.
      Through Bank of China, Xinyu Branch, Jiangxi LDK Solar borrowed $15.0 million from Jiangxi Liouxin Industry Co., Ltd. in December 2006 through an entrusted loan agreement. The loan carries an interest of 5.022% per year and is due in June 2007. Under PRC law, a non-financial institution may not make any interest-bearing loans directly to any company, and a company may not borrow interest-bearing loans directly from a non-financial institution. A non-financial institution may deposit its funds with a PRC bank, however, for the purpose of lending the funds to a designated corporate borrower as an entrusted loan.
Land Use Rights and Property Ownership
      In connection with the commencement of operations by Jiangxi LDK Solar, Jiangxi LDK Solar entered into an entrustment agreement with Jiangxi Liouxin Industry Co., Ltd. in August 2005. Pursuant to this agreement, Jiangxi Liouxin Industry Co., Ltd. acquired land use rights to certain parcels of land that constitute a part of our current site in the Xinyu Hi-Tech Industrial Park and certain buildings on the land parcel. Jiangxi LDK Solar paid $3.3 million for the land use rights at their fair market value as assessed by Shanghai Orient Real Estate Appraiser Co., Ltd., an independent valuer, and $7.1 million for the completed buildings and $637,000 for assets under construction, in each case at original cost. Jiangxi LDK Solar prepaid $4.7 million in 2005 and paid $6.4 million in 2006 for such purchases. Jiangxi LDK Solar received legal title to the land use rights and the completed buildings in 2006.
Sublease of Property
      Suzhou Liouxin owns the leasehold interest in our branch office in Shanghai. We sublease it from Suzhou Liouxin free of charge. Suzhou Liouxin currently pays $5,000 per month in rent for the premises.
Guarantees
      As of the date of this prospectus, an aggregate of $32.2 million of our borrowings from commercial banks in China are secured by guarantees from companies wholly owned by Mr. Peng.
Registration Rights Agreement
      See “Description of Share Capital — Registration Rights” in this prospectus.
Employment Agreements
      See “Management — Employment Agreements” in this prospectus.
Stock Option Grants
      See “Management — 2006 Stock Incentive Plan” in this prospectus.

DESCRIPTION OF SHARE CAPITAL
      We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Companies Law (2004 Revision) of the Cayman Islands, or the Cayman Companies Law. We have filed copies of our current third amended and restated memorandum and articles of association and our fourth amended and restated memorandum and articles of association that will become effective upon consummation of this offering as exhibits to our registration statement on Form F-1, of which this prospectus forms a part.
      As of the date of this prospectus, our authorized share capital consists of 134,000,000 ordinary shares, par value of $0.10 each, and 16,000,000 preferred shares, par value of $0.10 each. As of the date of this prospectus, an aggregate of 75,000,000 ordinary shares and 15,580,000 preferred shares were issued and outstanding. All of our issued and outstanding preferred shares will automatically convert into ordinary shares at a conversion rate of one preferred share to one ordinary share, immediately prior to closing of this offering.
      Upon consummation of this offering, our authorized share capital will consist of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each.
      The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association that will become effective upon consummation of this offering and the Cayman Companies Law insofar as they relate to our ordinary shares. You, as holder of our ADSs, will not be treated as our shareholders and you must surrender your ADSs for cancellation and withdraw from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights as holders of our ordinary shares in respect of the ordinary shares underlying your ADSs. Under the terms of the deposit agreement, the depositary has agreed, subject to certain legal and contractual limitations, to exercise certain shareholder rights on your behalf and on behalf of other holders of our ADSs. See “Description of American Depositary Shares” for more information.
Ordinary Shares
      All of our outstanding ordinary shares are fully paid and non-assessable. We issue certificates representing our ordinary shares in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends
      The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Companies Law.

Voting rights
      Each of our ordinary shares is entitled to one vote on all matters upon which our ordinary shares are entitled to vote. Voting at any meeting of our shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our fourth amended and restated articles of association. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy for the time being entitled to vote at the meeting;

•	any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

•	a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.
      A quorum required for a meeting of our shareholders consists of at least two shareholders holding at least one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings.
      An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our fourth amended and restated memorandum or fourth amended and restated articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

Transfer of shares
      Subject to the restrictions contained in our fourth amended and restated articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board of directors or in a form prescribed by a designated stock exchange.
      Our board of directors may, in its absolute discretion, and without giving any reason, decline to register a transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the relevant certificate for the ordinary shares and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if applicable;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	a fee of such maximum sum as a designated stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us.
      There is presently no legal requirement under Cayman Islands law for instruments of transfer relating to our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of our ordinary shares.
      If our directors refuse to register a transfer, they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, upon prior notice given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, but we may not suspend the registration of transfers nor close the register for more than 30 days in any year.

Liquidation
      Upon a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of our ordinary shares will be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on shares and forfeiture of shares
      Our fourth amended and restated articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our fourth amended and restated articles of association give us the flexibility to issue nil paid and partly paid shares, our board of directors has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of shares
      Subject to the provisions of the Cayman Companies Law, the rules of the designated stock exchange, our fourth amended and restated memorandum and articles of association and any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of rights of shares
      All or any of the special rights attached to any class of our shares may, subject to the provisions of the Cayman Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of register of members
      Pursuant to our fourth amended and restated articles of association, our register of members and branch register of members shall be open for inspection, unless the register is closed in accordance with our fourth amended and restated articles of association:

•	by shareholders for such times and on such days as our board of directors may determine, without charge, at our registered office or such other place where we keep our register in accordance with the Cayman Companies Law, or

•	by any other person, upon a maximum payment of $2.50 or such other sum specified by our board of directors, at our registered office or such other place where we keep our register in accordance with the Cayman Companies Law.

Designations and classes of shares
      All of our issued shares upon the closing of this offering will be ordinary shares. Our fourth amended and restated articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix their designations, powers, and preferences, as well as their relative, participating, optional and other rights, if any, and their qualifications, limitations and restrictions, if any, including the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.

Anti-takeover provisions
      Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the right of shareholders to call meetings, act by written consent and submit shareholder proposals See “Risk Factors — Risks Relating to This Offering — Our articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders” in this prospectus.

History of Securities Issuances
      The following is a summary of the issuances of our securities since our inception on May 1, 2006.

Ordinary shares
      In May 2006, we issued 100,000 ordinary shares at par value to LDK New Energy, a British Virgin Islands company wholly owned by Mr. Peng, for an aggregate consideration of $10,000.
      In July 2006, we issued 74,900,000 ordinary shares at par value to LDK New Energy, for an aggregate consideration of $7,490,000.

Series A preferred shares
      In July 2006, we issued an aggregate of 4,580,000 Series A preferred shares, convertible into 4,580,000 ordinary shares, for an aggregate consideration of $15,000,000.
      The conversion ratio of our Series A preferred shares is subject to adjustments if our 2006 net earnings are lower than $28,500,000. Any adjustment to the conversion ratio of our Series B or Series C preferred shares may also trigger adjustment to the conversion ratio of our Series A preferred shares. If we consummate this offering prior to the end of 2007 reflecting a valuation immediately prior to this offering of no less than $1,210,000,000, with a per-share offering price of no less than $11.00 and aggregate proceeds to us of at least $300,000,000, no such conversion ratio adjustment to Series A preferred shares will be made. The holders of our Series A preferred shares have confirmed that, after their review of our net earnings up to December 31, 2006, no adjustments to the conversion ratio of our Series A preferred shares need be made on the basis of our net earnings for the year ended December 31, 2006.

Series B preferred shares
      In September 2006, we issued an aggregate of 8,000,000 Series B preferred shares, convertible into 8,000,000 ordinary shares, for an aggregate consideration of $48,000,000.
      The conversion ratio of our Series B preferred shares is subject to adjustments if our net earnings for the 12-month period ending June 30, 2007 are lower than $57,000,000. Any adjustment to the conversion ratio of our Series A or Series C preferred shares may also trigger adjustment to the conversion ratio of our Series B preferred shares. If this offering meets the criteria as described in “— Series A preferred shares” above and is consummated on or before June 30, 2007, any conversion ratio adjustment to the Series B preferred shares based on our net earnings for the 12-month period ending June 30, 2007 will be computed on the basis of the annualized amount of our net earnings for number of full the months that elapsed prior to this offering. In April 2007, we agreed with the holders of our Series B preferred shares that, if we publicly file our F-1 registration statement covering this offering on or before May 31, 2007, the conversion ratio adjustments for our Series B preferred shares would be determined based on our aggregate net income for the three months ended March 31, 2007 and the six months ended December 31, 2006 on an annualized basis, or an aggregate of $42.75 million for the nine-month period. The holders of our Series B preferred shares have confirmed that no adjustments to the conversion ratio of our Series B preferred shares need be made after their review of our consolidated interim financial statements as of, and for the three months ended, March 31, 2007 included in this prospectus.

Series C preferred shares
      In December 2006, we issued an aggregate of 3,000,000 Series C preferred shares, convertible into 3,000,000 ordinary shares, for an aggregate consideration of $22,500,000.
      The conversion ratio of our Series C preferred shares is subject to adjustments if our net earnings for the year ending December 31, 2007 are lower than $104,500,000. Any adjustment to the conversion ratio of our Series A or Series B preferred shares may also trigger adjustment to the conversion ratio of our Series C preferred shares. If this offering meets the criteria as described in “— Series A preferred shares” above and is consummated before the end of 2007, any conversion ratio adjustment to the Series C preferred shares based on our net earnings for the year ending December 31, 2007 will be computed on the basis of an adjusted annualized amount of our net earnings for the number of full months that elapsed prior to this offering. In

April 2007, we agreed with the holders of our Series C preferred shares that, if we publicly file our F-1 registration statement covering this offering on or before May 31, 2007, the conversion ratio adjustments to our Series C preferred shares would be determined based on our aggregate net income for the three months ended March 31, 2007 on an adjusted annualized basis, or $23.75 million for the three-month period. The holders of our Series C preferred shares have confirmed that no adjustments to the conversion ratio of our Series C preferred shares need be made after their review of our consolidated interim financial statements as of, and for the three months ended, March 31, 2007 included in this prospectus.
Differences in Corporate Law
      The Cayman Companies Law differs from laws applicable to corporations established in jurisdictions in the United States and to their shareholders. Set forth below is a summary of significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in jurisdictions in the United States and their shareholders.

Mergers and similar arrangements
      The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies so long as the arrangement is approved by:

•	a majority in number of each class of shareholders and creditors, respectively, with whom the arrangement is to be made, and

•	in addition, at least three-fourths in value of each such class of shareholders and creditors, respectively, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority” under the Cayman Islands law.
      When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      If the arrangement and reconstruction is so approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of corporations incorporated under jurisdictions of the United States, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits
      We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority” under the Cayman Islands law.
Registration Rights
      We have granted registration rights to the holders of our Series A, Series B and Series C preferred shares, including their assignees, in connection with their subscription for our Series A preferred shares in July 2006, Series B preferred shares in September 2006 and Series C preferred shares in December 2006. These registration rights will terminate on the earlier of:

•	two years following the consummation of this offering; or

•	with respect to any holder of our Series A, Series B and Series C preferred shares, such earlier time after this offering when such holder may sell all its registrable securities in any three-month period without registration under the Securities Act or the volume limitation under Rule 144 of the Securities Act.
      Set forth below is a summary description of the registration rights granted to the holders of our Series A, Series B and Series C preferred shares, including their assignees.

Demand registration rights
      At any time after this offering, holders of a majority in voting power of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. At any time commencing one year after this offering, if we become eligible to use Form F-3, holders of the registrable securities have the right to request that we file a registration statement under Form F-3. However, we are not obligated to effect more than two Form F-3 demand registrations. We have subsequently waived our right to defer any request by holders of the registrable securities for the filing of a registration statement.

Piggyback registration rights
      If we propose to file a registration statement with respect to an offering of equity securities of our company, then we must offer each holder of the registrable securities the opportunity to include its shares in the registration statement. If the underwriters in any underwritten offering determine that market factors require a limitation on the number of equity securities in the underwritten offering, we will have priority to include our equity securities for the offering, but holders of the registrable securities have the right to include their registrable securities to the extent that such included registrable securities will not in the aggregate exceed 25% of the offering.

Expenses of registrations
      We will pay all expenses relating to any demand or piggyback registration whether or not such registrations become effective, except that holders of the registrable securities will bear the underwriting discounts and commissions relating to registration and sale of their shares and their own legal fee and transfer tax.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
      JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you that reflect your ownership interest in such ADSs. In our description, references to American depositary receipts, or ADRs, will include the statements you will receive that reflect your ownership of ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, New York 10004.
      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the ordinary shares underlying your ADSs, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of ADR, which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement, of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the Securities and Exchange Commission’s Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the Securities and Exchange Commission’s website at http://www.sec.gov.
Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?
      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4)

making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds as cash; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

      If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?
      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named in this prospectus to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities” in this prospectus.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?
      When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs within the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by the closing of our transfer books or those of the depositary, the deposit of shares in connection with voting at our shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
      The depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive dividends, distributions or rights,

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	obligated to pay fees assessed by the depositary for administration of the ADR program and for any expenses as provided for in the deposit agreement, or

•	entitled to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.
Voting Rights

How do I vote?
      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders meeting or solicitation of consents or proxies. This notice will provide such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares that underlie your ADSs. It will also include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, whether you hold your ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.
      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them or, at its option, English translations or summaries of them to ADR holders.
Fees and Expenses

What fees and expenses will I be responsible for paying?
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs or ADRs in the depositary’s direct registration system;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee will be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and will be payable in the manner described in the next succeeding provision);

•	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
      Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of our ADR program, including investor relations expenses and New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for the issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, directly billing investors, or charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owed by such holder for those services or otherwise are paid.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, you are agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.
If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment to or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be:

•	to deliver deposited securities to ADR holders who surrender their ADRs, and

•	to hold or sell distributions received on deposited securities.
As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary will have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.
Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs
      Prior to the issuance, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, China, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agent’s control will prevent, delay or subject to any civil or criminal penalty any act that the deposit agreement or the ADRs provide should be done or performed by us, the depositary or our respective agents (including voting);

•	the depositary or its agents exercise or fail to exercise discretion under the deposit agreement or the ADRs;

•	the depositary or its agents perform their obligations without gross negligence or bad faith;

•	the depositary or its agents take any action or refrain from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary or its agents rely upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs that, in our opinion, may involve us in expense or liability if indemnity to our satisfaction against all expenses (including fees and disbursements of counsel) and liabilities is furnished to us as often as we may require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on their behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.
      As disclosed previously, the depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.
      The depositary may own and deal in deposited securities and in ADSs.
Disclosure of Interest in ADSs
      To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Requirements for Depositary Actions
      We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise);
until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.
Books of Depositary
      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register will include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary.
      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time to the extent not prohibited by law.
Pre-release of ADSs
      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares) in compliance with the deposit agreement. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary, and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.
      In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment
      In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have outstanding 17,384,000 ADSs representing 16.7% of our ordinary shares outstanding, assuming no exercise of the over-allotment option, or 19,991,600 ADSs representing 18.8% of our ordinary shares outstanding, assuming full exercise of the over-allotment option. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We have not listed and do not expect to list our ordinary shares.
Lock-Up Agreements
      We have agreed that, without the prior written consent of each of Morgan Stanley & Co. International plc and UBS AG, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.
      These restrictions do not apply to:

•	the sale of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	the issuance by us of ordinary shares upon the exercise of options pursuant to our 2006 stock incentive plan.
      Each of our shareholders, directors and executive officers and certain of our existing optionholders have agreed that, without the prior written consent of each of Morgan Stanley & Co. International plc and UBS AG, they will not, during the period ending 180 days (or 12 months in the case of LDK New Energy) after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.
whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities of ours, in cash or otherwise.
      These restrictions do not apply to:

•	the sale by the selling shareholders of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	transactions relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934 will be required or will be voluntarily made in connection with subsequent sales of our ordinary shares, ADSs or other securities of ours acquired in such open market transactions.

      Each of our shareholders (other than our investor shareholders), directors and executive officers and certain of our existing optionholders have also agreed that, without the prior written consent of each of Morgan Stanley & Co. International plc and UBS AG, they will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.
      In addition, each of our shareholders, directors and executive officers and certain of our existing optionholders have agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.
      The 180-day (or 12-month, in the case of LDK New Energy) lock-up period is subject to adjustment under certain circumstances. If, during the last 17 days of the 180-day (or 12-month, in the case of LDK New Energy) lock-up period, we issue an earnings release or material news or a material event relating to us occurs, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1.0 million shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period (in case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Registration Rights
      Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights” in this prospectus.

TAXATION
      The following summary of material Cayman Islands and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualifications herein, it represents the opinion of Sidley Austin LLP, our special U.S. counsel.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
      The following is a summary of material United States federal tax consequences under present law of an investment in our ordinary shares or ADSs. This summary applies only to investors that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.
      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders in securities that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	holders holding ordinary shares or ADSs through partnerships or other pass-through entities.
      Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of our ordinary shares or ADSs.
      The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more United States persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
      If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.
      If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares or ADSs, you should consult your tax advisor.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.
U.S. Holders

Taxation of dividends and other distributions on the ordinary shares or ADSs
      Subject to the passive foreign investment company, or PFIC, rules discussed below, all our distributions to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.
      With respect to individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Stock Market or on certain registered national exchanges. Our ordinary shares are not readily tradable on an established securities market in the United States; consequently, dividends received with respect to such shares are ineligible to be taxed at the lower capital gains rate. The ADSs will be listed on the New York Stock Exchange, however, and thus will qualify as readily tradable on an established securities market in the United States. Moreover, as explained in further detail below, we do not expect to be treated as a PFIC for our current taxable year, and we do not expect to become a PFIC in the future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
      Dividends will constitute foreign source income for foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of disposition of ordinary shares or ADSs
      Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of an ordinary share or ADS equal to the difference between the amount realized (in U.S. dollars) for the ordinary share or ADS and your tax basis (in U.S. dollars) in the ordinary share or ADS. The gain or loss will generally be capital gain or loss. If you are an individual who has held the ordinary share or ADS for more than one year, you will be eligible for reduced rates of taxation (generally 15%). You may deduct any loss resulting from the sale or exchange of an ordinary share or ADS only against other capital gains. If you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as a United States source gain or loss.

Passive foreign investment company
      We believe that we are not a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. A company is considered a PFIC for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
      For purposes of the foregoing PFIC tests, we will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
      We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold our ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our ordinary shares or ADSs.
      If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and to any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if you hold the ordinary shares or ADSs as capital assets.
      A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding two paragraphs. If you make a mark-to-market election for the ordinary shares or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over your adjusted basis in such ordinary shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares or ADSs.

Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.
      The mark-to-market election is available only for “marketable stock,” which is any stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will be listed and regularly traded on the New York Stock Exchange and, consequently, the mark-to-market election would be available to you with respect to the ADSs were we to be or become a PFIC.
      Alternatively, if we are a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.
      Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
      If you hold our ordinary shares or ADSs in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.
      You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares or ADSs.
Non-U.S. Holders
      If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.
      You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ordinary shares or ADSs unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.
      Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.
Information Reporting and Backup Withholding
      In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate United States person and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.
      In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate United States person and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.
      The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.
      A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and UBS AG are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Morgan Stanley & Co. International plc
UBS AG
Piper Jaffray & Co.
CIBC World Markets Corp.
CLSA Limited

Total	17,384,000

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated. UBS AG will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC.
      The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           per ADS under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $           an ADS to other underwriters or to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,607,600 additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table. Assuming an initial public offering price of $26.00 per ADS, the mid-point of the estimated range of the initial public offering price, if the underwriters’ option is exercised in full, the total price to the public would be $519.8 million, the total underwriters’ discounts and commissions would be $31.2 million, total proceeds to us (before expenses) would be $391.0 million and total proceeds to the selling shareholders (before expenses) would be $97.6 million.
      The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Per ADS
Total
	No	Full
Underwriting Discounts and Commissions to Be Paid by	Exercise	Exercise	No Exercise	Full Exercise

LDK Solar Co., Ltd.	$	$	$	$
Selling shareholders	$	$	$	$

      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $3.7 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing the ADSs.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.
      We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “LDK.” We have agreed that, without the prior written consent of each of Morgan Stanley & Co. International plc and UBS AG, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such translation, swap, hedge or other arrangement, whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs.
      These restrictions do not apply to:

•	the sale of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	the issuance by us of ordinary shares upon the exercise of options granted pursuant to our 2006 stock incentive plan.
      Each of our shareholders, directors, executive officers and certain of our existing optionholders have agreed that, without the prior written consent of each of Morgan Stanley & Co. International plc and UBS AG, they will not, during the period ending 180 days (or 12 months in the case of LDK New Energy) after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.
whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise.
      These restrictions do not apply to:

•	the sale by the selling shareholders of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934 will be required or will be voluntarily made in connection with subsequent sales of our ordinary shares, ADSs or other securities acquired in such open market transactions.
      Each of our shareholders (other than our investor shareholders), directors and executive officers and certain of our existing optionholders have also agreed that, without the prior written consent of each of Morgan

Stanley & Co. International plc and UBS AG, they will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.
      In addition, each of our shareholders, directors and executive officers and certain of our existing optionholders have agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.
      The 180-day (or 12-month, in the case of LDK New Energy) lock-up period is subject to adjustment under certain circumstances. If, during the last 17 days of the 180-day (or 12-month, in the case of LDK New Energy) lock-up period, we issue an earnings release or material news or a material event relating to us occurs, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      From time to time, certain of the underwriters or their respective affiliates have provided, and continue to provide, investment banking services to us, our affiliates and employees, for which they have received and continue to receive customary fees and commission.
      We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. There can be no assurance that any of the reserved ADSs will be so purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered to the general public on the same basis as the other ADSs offered hereby.
      The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, England. The address of UBS AG is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Pricing of the Offering
      Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us, the selling shareholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
Electronic Offer, Sale and Distribution of ADSs
      In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Morgan Stanley & Co. International plc and UBS AG may be facilitating Internet distribution for this offering to certain of their Internet subscription customers. An electronic prospectus may be available on the Internet websites maintained by Morgan Stanley & Co. International plc and UBS AG. Other than the prospectus in electronic format, the information on the websites of Morgan Stanley & Co. International plc and UBS AG is not part of this prospectus.
Selling Restrictions
      No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
      The ADSs offered pursuant to this prospectus are not being registered under the Securities Act for the purpose of sales outside the United States.
      Canada. The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory registration and prospectus exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.
      European Economic Area. In relation to each Member State of the European Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Morgan Stanley & Co. International plc and UBS AG; or

•	in any other circumstances falling within Article 3(2) of the Prospective Directive,

provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this paragraph, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The foregoing selling restriction is in addition to any other selling restrictions set out below.
      United Kingdom. No offer of ADSs may be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.
      The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.
      Italy. The offering of the ADSs has not been registered pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the ADSs be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined by Commissione Nazionale per le Società e la Borsa (“CONSOB”) in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; and

(ii) in circumstances which are exempt from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
      Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993, as amended; and

(b) in compliance with any other applicable laws and regulations.
      Australia. This prospectus is not a disclosure document under Chapter 6D of the Corporations Act, 2001 (Cth), or the Australian Corporation Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, (1) the offer of ADSs under this prospectus may only be made to persons to whom it is lawful to offer ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (2) this prospectus may be made available in Australia to persons as set forth in clause (1) above, and (3) the underwriters must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (2) above and agrees not to sell or offer for sale within Australia any ADS sold to the offeree within 12 months after their transfer to the offeree under this prospectus.
      New Zealand. At the time any ADS is issued, each underwriter may not offer for subscription any ADS or distribute any advertisement in relation to any ADS to the public in New Zealand and may not acquire any

ADS with a view to selling it to the public in New Zealand, nor may it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.
      Japan. The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      Hong Kong. The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
      Singapore. This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. No advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. The underwriters may not offer or sell ADSs, make ADSs the subject of an invitation for subscription or purchase, or circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the Securities and Futures Act,

•	to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Future Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.
      Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investors,

equity shares, debentures and units of equity shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the Securities and Futures Act);

(2) where no consideration is given for the transfer; or

(3) by operation of law.
      United Arab Emirates. The underwriters may not offer or sell, directly or indirectly, any ADSs in the United Arab Emirates, except:

•	in compliance with all applicable laws and regulations of the United Arab Emirates, and

•	through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.
      People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and ADSs may not be offered or sold, or offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan, Hong Kong and Macau.
      Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

EXPENSES RELATING TO THIS OFFERING
      The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

Securities and Exchange Commission registration fee	$16,572
National Association of Securities Dealers Inc. filing fee	54,500
New York Stock Exchange listing fee	175,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	1,410,000
Printing fees	300,000
Other fees and expenses	500,000

Total	$3,656,072

      All amounts are estimates, except the Securities and Exchange Commission registration fee and National Association of Securities Dealers Inc. filing fee.

ENFORCEABILITY OF CIVIL LIABILITIES
      We are an exempted limited liability company incorporated and existing under the laws of the Cayman Islands. We were incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange controls or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.
      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.
      We conduct substantially all of our current operations in China through Jiangxi LDK Solar, our principal operating subsidiary. All or most of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
      We have appointed Law Debenture Corporate Services Inc. at 767 Third Avenue, New York, New York 10017, as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
      Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China, respectively, against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Conyers, Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that

•	such courts had proper jurisdiction over the parties subject to such judgment;

•	such courts did not contravene the rules of natural justice of the Cayman Islands;

•	such judgment was not obtained by fraud;

•	the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands;

•	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and

•	there is due compliance with the correct procedures under the laws of the Cayman Islands.
      Grandall Legal Group has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. There is, however, no such treaty between China and the United States or between China and the Cayman Islands.

LEGAL MATTERS
      The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Sidley Austin LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers, Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by King & Wood. Sidley Austin LLP may rely upon Conyers, Dill & Pearman with respect to matters governed by Cayman Islands law and upon Grandall Legal Group with respect to matters governed by PRC law.
EXPERTS
      Our audited consolidated financial statements for the period from July 5, 2005 to, and as of, December 31, 2005 and for the year ended and as of December 31, 2006 have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG are located at the 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.
      The statements included in this prospectus under the captions “Prospectus Summary — Our Corporate Structure,” “Risk Factors — Risks Relating to Our Company and Our Industry,” “Risk Factors — Risks Relating to Business Operations in China,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “PRC Government Regulations” and “Enforceability of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Grandall Legal Group, our PRC counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Grandall Legal Group are located at 31st Floor, Nan Zheng Building, 580 West Nanjing Road, Shanghai 200041, China.
      The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited consolidated financial statements beginning on page F-1, to the extent they relate to the determination of fair value of our warrants, ordinary shares, preferred shares and stock options, have been reviewed and confirmed by Sallmanns (Far East) Limited, independent valuation firm, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Sallmanns (Far East) Limited are located at 22nd Floor, Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
      The statements included in this prospectus under the caption “Related Party Transactions — Land Use Rights,” to the extent they relate to the determination of fair market value of the land use rights, completed buildings and assets under construction we purchased from an entity controlled by Mr. Peng, have been reviewed and confirmed by Shanghai Orient Real Estate Appraiser Co., Ltd., independent valuation firm, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Shanghai Orient Real Estate Appraisal Co., Ltd. are located at 2nd Floor, 1279 Dingxi Road, Shanghai 200050, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 under the Securities Act with respect to our ADSs offered by this prospectus. This prospectus, which constitutes a part of the F-1 registration statement, does not contain all of the information set forth in the F-1 and F-6 registration statements or the exhibits and schedules that are part of the registration statements. For further information about us and about the ADSs and our ordinary shares represented by the ADSs, you should refer to our F-1 and F-6 registration statements and their exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.
      Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov.
      We will furnish our annual reports to JPMorgan Chase Bank, N.A., as depositary of our ADSs. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of our ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of our ADSs and will, if so requested by us and provided no legal prohibitions exist, mail to all holders of record of our ADSs the information contained in any notice of a shareholder’s meeting it receives.

LDK SOLAR CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Annual Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the Period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006	F-5
Consolidated Statements of Shareholders’ Equity and Comprehensive (Loss) Income for the Period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006	F-6
Consolidated Statements of Cash flows for the Period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006	F-7
Notes to the Consolidated Financial Statements for the Period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006	F-9
Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2006 and 2007	F-42
Unaudited Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2006 and 2007	F-44
Unaudited Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the three-month period ended March 31, 2007	F-46
Unaudited Condensed Consolidated Statements of Cash flows for the three-month periods ended March 31, 2006 and 2007	F-47
Notes to the Unaudited Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2006 and 2007	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LDK SOLAR CO., LTD.:
      We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006, all expressed in US Dollar. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG
Hong Kong, China
February 14, 2007, except as to paragraphs 2 through 7 of note 25, which is as of May 29, 2007.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

		December 31,	December 31,
	Note	2005	2006

ASSETS
Current assets
Cash and cash equivalents		9,687	30,227
Pledged bank deposits		—	4,956
Trade accounts receivable, net		—	1,490
Bills receivable		—	816
Inventories	(3)	—	94,886
Prepayments to suppliers	(4)	966	37,718
Deferred expenses	(5)	—	991
Due from related parties	(22)	10,142	—
Other current assets		20	1,662

Total current assets		20,815	172,746
Property, plant and equipment, net	(6)(9)	10,491	100,875
Deposit for purchase of equipment		306	11,090
Intangible asset, net	(7)	—	1,149
Land use rights	(8)(9)(22)	—	6,711
Deferred income tax assets	(12)	35	148

Total assets		31,647	292,719

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	(9)	—	56,765
Trade accounts payable		3	6,119
Advance payments from customers		3,717	40,002
Accrued expenses and other payables	(10)	85	14,600
Due to related parties	(22)	16,543	—

Total current liabilities		20,348	117,486
Warrants	(15)	—	2
Long-term bank borrowings, excluding current portions	(9)	—	30,245

Total liabilities		20,348	147,733

Series A redeemable convertible preferred shares: US$0.10 par value; nil and 5,000,000 shares authorized; nil and 4,580,000 shares issued and outstanding as of December 31, 2005 and 2006 (Aggregate liquidation value of US$19,500)	(16)	—	15,447
Series B redeemable convertible preferred shares: US$0.10 par value; nil and 8,000,000 shares authorized; nil and 8,000,000 shares issued and outstanding as of December 31, 2005 and 2006 (Aggregate liquidation value of US$62,400)	(16)	—	49,721
Series C redeemable convertible preferred shares: US$0.10 par value; nil and 3,000,000 shares authorized; nil and 3,000,000 shares issued and outstanding as of December 31, 2005 and 2006 (Aggregate liquidation value of US$29,250)	(16)	—	22,576

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

		December 31,	December 31,
	Note	2005	2006

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.10 par value; nil and 134,000,000 shares authorized; nil and 75,000,000 shares issued and outstanding as of December 31, 2005 and 2006 respectively	(17)	—	7,500
Contributed capital	(1)	11,534	—
Additional paid-in capital		—	29,302
Subscription receivable for ordinary shares	(17)	—	(7,490)
Statutory reserve	(18)	—	3,623
Accumulated other comprehensive income		39	2,319
(Accumulated deficit) retained earnings		(274)	21,988

Total shareholders’ equity		11,299	57,242

Commitments and contingencies	(13)
Total liabilities, redeemable convertible preferred shares and shareholders’ equity		31,647	292,719

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

		From July 5,
		2005 to	Year ended
	Note	December 31, 2005	December 31, 2006

Net sales
125mm × 125mm wafer		—	66,189
156mm × 156mm wafer		—	36,263
Silicon materials		—	2,513
Processing of wafers on behalf of others		—	489

Total net sales		—	105,454
Cost of goods sold
125mm × 125mm wafer		—	(40,231)
156mm × 156mm wafer		—	(21,399)
Silicon materials		—	(2,019)
Processing of wafers on behalf of others		—	(313)

Total cost of goods sold		—	(63,962)
Gross profit		—	41,492

Selling expenses		—	(286)
General and administrative expenses		(77)	(3,771)
Research and development expenses		(66)	(290)

Total operating expenses		(143)	(4,347)

(Loss) income from operations		(143)	37,145
Other income (expenses):
Interest income		4	105
Interest expense and amortization of discount on exchangeable notes	(11)	(102)	(7,133)
Decrease in fair value of warrants	(15)	—	9
Foreign currency exchange loss, net		(68)	(1,325)
Government subsidy		—	1,268

(Loss) income before income tax benefit		(309)	30,069
Income tax benefit	(12)	35	113

Net (loss) income		(274)	30,182
Accretion of Series A redeemable convertible preferred shares to redemption value	(16)	—	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value	(16)	—	(1,799)
Accretion of Series C redeemable convertible preferred shares to redemption value	(16)	—	(116)
Deemed dividend to Series A redeemable convertible preferred shareholders	(16)	—	(1,568)

Net (loss) income available to ordinary shareholders		(274)	25,885

Basic (loss) income per ordinary share	(20)	(0.01)	0.35

Diluted (loss) income per ordinary share	(20)	(0.01)	0.35

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS) INCOME
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

					Subscription		Accumulated	(Accumulated		Total
	Ordinary shares			Additional	Receivable for		Other	deficit)	Total	Comprehensive
			Contributed	Paid-in	Ordinary	Statutory	Comprehensive	Retained	Shareholders’	(Loss)
	Number	Amount	Capital	Capital	Shares	Reserve	Income	Earnings	Equity	Income

July 5, 2005	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(274)	(274)	(274)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	39	—	39	39

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(235)

Capital contributions (Note 1)	—	—	11,534	—	—	—	—	—	11,534

December 31, 2005	—	—	11,534	—	—	—	39	(274)	11,299

Net income	—	—	—	—	—	—	—	30,182	30,182	30,182
Appropriation to statutory reserve (Note 18)	—	—	—	—	—	3,623	—	(3,623)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	2,280	—	2,280	2,280

Total comprehensive income	—	—	—	—	—	—	—	—	—	32,462

Capital contributions (Note 1)	—	—	17,466	—	—	—	—	—	17,466
Effect of reorganization (Note 1):
Distributions to shareholders in connection with the Reorganization (Note 1)	—	—	(8,000)	—	—	—	—	—	(8,000)
Issuance of ordinary shares (Note 1 & Note 17)	75,000,000	7,500	—	—	(7,490)	—	—	—	10
Transfer to additional paid-in capital	—	—	(21,000)	21,000	—	—	—	—	—
Share options (Note 19)	—	—	—	2,294	—	—	—	—	2,294
Deemed dividend to Series A redeemable convertible preferred shareholders (Note 16)	—	—	—	1,568	—	—	—	(1,568)	—
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 16)	—	—	—	—	—	—	—	(814)	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 16)	—	—	—	—	—	—	—	(1,799)	(1,799)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 16)	—	—	—	—	—	—	—	(116)	(116)
Discount amortization on exchangeable notes (Note 14)	—	—	—	4,440	—	—	—	—	4,440

December 31, 2006	75,000,000	7,500	—	29,302	(7,490)	3,623	2,319	21,988	57,242

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

		From July 5,	Year
		2005 to	ended
		December 31,	December 31,
	Note	2005	2006

Cash flows from operating activities:
Net (loss) income		(274)	30,182
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization		1	2,766
Deferred income tax benefit		(35)	(113)
Share-based compensation		—	2,028
Interest on the exchangeable notes		—	13
Amortization of discount on the exchangeable notes		—	4,440
Decrease in fair value of warrants		—	(9)
Changes in operating assets and liabilities:
Pledged bank deposits		—	(4,956)
Trade accounts receivable and bills receivable		—	(2,306)
Inventories		—	(94,886)
Prepayments to suppliers		(966)	(36,752)
Other		(20)	(1,603)
Trade accounts payable		3	6,116
Advance payments from customers		3,717	36,285
Accrued expenses and other payables		85	1,728

Net cash provided by (used in) operating activities		2,511	(57,067)

Cash flows from investing activities:
Purchase of land use rights		—	(5,482)
Advance to related party		(5,478)	—
Purchase of property, plant and equipment		(15,462)	(72,840)
Purchase of intangible asset		—	(1,242)

Net cash used in investing activities		(20,940)	(79,564)

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

		From July 5,	Year
		2005 to	ended
		December 31,	December 31,
	Note	2005	2006

Cash flows from financing activities:
Capital contributions		11,534	2,022
Proceeds from new loans and borrowings		—	114,116
Repayment of loans and borrowings		—	(27,106)
Loans and advances from related parties		16,543	18,773
Repayment of loans and advances from related parties		—	(29,838)
Proceeds from issuance of ordinary shares		—	10
Distributions to shareholders in connection with the Reorganization		—	(8,000)
Payments of expenses relating to the proposed offer		—	(405)
Proceeds from issuance of exchangeable notes, net of issue cost US$52		—	7,948
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51		—	6,949
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78		—	47,922
Proceeds from Series C redeemable convertible preferred shares		—	22,500

Net cash provided by financing activities		28,077	154,891

Effect of foreign currency exchange rate changes on cash and cash equivalents		39	2,280
Net increase in cash and cash equivalents		9,687	20,540
Cash and cash equivalents at beginning of period		—	9,687

Cash and cash equivalents at end of period		9,687	30,227

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized		—	2,680

Supplemental disclosures of non-cash investing and financing transaction:
Property, plant and equipment contributed as paid-in capital	(1)	—	15,444

Payable for purchase of property, plant and equipment		—	10,893

Payable for purchase of land use rights		—	1,268

Conversion from exchangeable notes to Series A-1 redeemable convertible preferred shares	(14)(16)	—	7,948

Offset of amounts due to/from a related party	(22)	—	5,478

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities
      The accompanying consolidated financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”), and its subsidiaries Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) and LDK International Solar Co., Ltd. (“LDK International”). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group’s principal activities are manufacture, processing and sale of multicrystalline silicon wafers.

Organization
      JXLDK was incorporated on July 5, 2005, in Xinyu, Jiangxi Province, the People’s Republic of China (“PRC”) by Suzhou Liouxin Industry Co., Ltd. (“SZ Liouxin”) and Liouxin Industrial Limited (“HK Liouxin”) which are both controlled by Mr. Peng. SZ Liouxin is fully owned by HK Liouxin. The registered shareholders of HK Liouxin are Mr. Xiaofeng Peng (“Mr. Peng”) and his father, who acts as a nominee and holds the shares in trust for Mr. Peng. JXLDK was in a development stage from July 2005 to April 2006 and started product sales at the end of April 2006. The development stage activities mainly included constructing new manufacturing plants, design, formulation and testing of new products. The registered capital of JXLDK as at the date of its inception and prior to the Reorganization described below was US$29,000. From the inception date to December 31, 2005, SZ Liouxin and HK Liouxin contributed paid-in capital of US$7,479 and US$4,055 respectively to JXLDK in cash. In 2006 prior to the Reorganization, SZ Liouxin contributed to JXLDK paid-in capital of US$521, and HK Liouxin contributed US$1,501 in cash and US$15,444 in the form of property, plant and equipment. The value of these property, plant and equipment, which were newly acquired by HK Liouxin for the purpose of injecting into JXLDK as paid-in capital, are based on the actual purchase costs incurred by HK Liouxin to acquire these property, plant and equipment from the vendors.
      On May 1, 2006, Mr. Peng, through his wholly owned subsidiary, LDK New Energy Holding Limited incorporated the Company in the Cayman Islands under the laws of the Cayman Islands as part of the reorganization of JXLDK (the “Reorganization”). In connection with the Reorganization and the preparation for the intended Initial Public Offering, the Company entered into the following series of transactions:

1) The issuance of 75,000,000 ordinary shares of the Company at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006) to LDK New Energy Holding Limited during 2006 in connection with the Reorganization;

2) The Company’s acquisition of all interests in JXLDK from SZ Liouxin and HK Liouxin for the consideration of US$8,000 on July 10, 2006, when government approval was obtained, as part of the Reorganization;

3) The issuance of exchangeable notes to two unrelated investors for cash consideration of US$8,000 which is mandatorily convertible into 3,000,000 Series A redeemable convertible preferred shares as mentioned below (refer to note 14);

4) The issuance of 4,580,000 Series A redeemable convertible preferred shares to a group of unrelated investors including 3,000,000 Series A-1 redeemable convertible preferred shares converted from the exchangeable notes above and 1,580,000 Series A-2 redeemable convertible preferred shares issued for cash consideration of US$7,000 (refer to note 16);

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

5) The issuance of 8,000,000 Series B redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$48,000 (refer to note 16);

6) The issuance of 3,000,000 Series C redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$22,500 (refer to note 16);

7) The formation of a fully owned subsidiary, LDK International on September 5, 2006 in Hong Kong Special Administrative Region (“HK SAR”).

Basis of presentation
      The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
      Since the controlling and majority shareholder of JXLDK prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the Reorganization is considered to be a transfer of equity interests between entities under common control and has been accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities of JXLDK transferred to the Company have been recognized at JXLDK’s historical carrying amount and as if the transfer of assets and liabilities and related business operations had occurred as of July 5, 2005, the earliest date presented in the accompanying consolidated financial statements. Cash consideration of US$8,000 paid by the Company to SZ Liouxin and HK Liouxin in connection with the transfer of JXLDK, has been accounted for as a distribution to shareholders on July 21, 2006.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation
      The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Use of estimates
      The preparation of financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to realization of inventories, depreciable lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, and the determination of fair values of financial instruments and share-based instruments. Changes in facts and circumstances may result in revised estimates.

(c)	Foreign currency translation
      The functional currency of the Company is the United States dollar (“US$”). The functional currency of JXLDK is Renminbi (“RMB”). The functional currency of LDK International is the Hong Kong dollar (“HK$”). Transactions denominated in other currencies are recorded in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the statements of operations.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each period end and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these financial statements are reflected as foreign currency translation adjustment in other comprehensive income.

(d)	Commitments and contingencies
      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(e)	Cash and cash equivalents
      Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(f)	Pledged bank deposits
      Pledged bank deposits represent amounts held by a bank, which are not available for the Group’s use, as security for issuance of letters of credit. Upon maturity of the letters of credit which generally range within six months, the cash is available for the use by the Group.

(g)	Trade accounts receivable
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Allowance for doubtful accounts is provided based on the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance by analyzing specific customer accounts that have known or potential collection issues.

(h)	Inventories
      Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

(i)	Property, plant and equipment, net
      Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment.
      Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Buildings	30 years
Plant and machinery	10 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciated from that time. Cost comprises direct costs of construction as well as borrowing costs capitalized during the period of construction and installation. The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use of sale are in progress. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are completed.
      No depreciation is provided in respect of construction in progress until it is substantially complete and ready for its intended use.

(j)	Intangible asset, net
      Intangible asset, net represents technical know-how, which is carried at cost less accumulated amortization. The technical know-how was acquired from equipment manufacturers for operation of equipment. Technical know-how is amortized on a straight-line basis over its expected useful life of 10 years, less impairment losses (see note 2(l)).

(k)	Land use rights
      Land use rights represent fees paid to obtain the right to use land in the PRC.

(l)	Impairment of long-lived assets
      Property, plant and equipment and purchased intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006.

(m)	Fair value of financial instruments
      The Group used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, trade accounts receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term debt — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values due to their variable market interest rates.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(n)	Revenue recognition
      Sales represent the invoiced value of products sold and services rendered, net of value added taxes (VAT). The Group records revenue from the sale of silicon wafers and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured. For domestic sales, the majority of the Company’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. A majority of the Group’s sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred.
      Generally, no warranty is provided to customers except pursuant to a short period ranging from 7 to 15 days for sales return. Wafer products are standard and the Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped. The Group estimates the amount of sales returns and the cost of replacement products based on the level of returns to date, and the analysis of subsequent activity.
      The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.
      In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchase, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.
     (o)                              Buy/sell arrangements
      The Group has buy/sell arrangements with certain customers wherein the Group sells wafers in exchange for the acquisition of silicon materials, and sells multi-crystalline silicon materials in exchange for acquisition of mono-crystalline bars. These arrangements are with counterparties in the same line of business as the Group. The exchanges of inventories are recorded at fair value.
      During the year ended December 31, 2006, the Group purchased and sold inventories of US$35,671 and US$17,674 respectively under these buy/sell arrangements.

(p)	Shipping and Handling
      Costs to ship products to customers are included in selling expenses in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$ nil and US$63 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

(q)	Research and development costs
      Research and development costs are expensed as incurred. JXLDK has a research and development team to enhance product quality and to achieve a more efficient production process. In addition, the Group has a joint research and development program with Shanghai Jiaotong University to focus on developing quality consumables and supplemental equipment.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(r)	Advertising expenses
      Advertising expenses are charged to the consolidated statement of operations in the period incurred. The Group incurred advertising expenses amounting to US$ nil and US$138 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

(s)	Operating leases
      Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the respective lease terms.

(t)	Government subsidy
      Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of operations in the same period in which the related expenses are incurred. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income.
      Xinyu Industry Development District and JXLDK reached an agreement that for electricity costs JXLDK pays at the market value of US$0.07 per kwh, the district will provide JXLDK with an unconditional subsidy of US$0.02 per kwh. For the year ended December 31, 2006, US$808 was received to compensate electricity costs and recorded as a reduction to cost of goods sold.
      A subsidy of US$240 was received from local government during 2006 to compensate JXLDK’s research and development expenses and was recorded as a reduction of research and development expenses.
      JXLDK received a subsidy of US$1,268 in 2006 from the local government authority as an incentive for development of wafer industry in Xinyu, which was recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidy.

(u)	Income taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

(v)	Share-based compensation
      The Group has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
      The Group accounts for equity instrument issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

(w)	Embedded beneficial conversion of convertible instruments
      In accordance with the provisions of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Group recognizes and measures the embedded beneficial conversion feature of convertible instruments by allocating a portion of the proceeds from the convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the effective conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature are recognized as interest expenses for convertible instruments in the form of debt or as a deemed dividend for redeemable convertible preferred shares over the period from its date of issuance to its stated mandatory redemption date or to its earliest conversion date if the convertible instruments do not have a stated redemption date. Unamortized discount remaining at the date when the convertible instruments are converted into their respective underlying securities are immediately recognized as interest expenses or as a deemed dividend, as appropriate. Changes to the conversion terms that would be triggered by future events not controlled by the Group is accounted for as contingent conversion options, and the intrinsic value of the such contingent conversion options will not be recognized until and unless the triggering event occurs.

(x)	Employee benefit plans
      As stipulated by the regulations of the PRC, the Group’s PRC subsidiary, JXLDK participates in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits, which were expensed as incurred, were US$ nil for the period from July 5, 2005 to December 31, 2005 and US$220 for the year ended December 31, 2006.

(y)	Net (loss) income per share
      Basic net (loss) income per share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
(loss) income per share is calculated by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Ordinary share equivalents in the diluted net (loss) income per share computation are excluded to the extent that their effect would be anti-dilutive.

(z)	Segment reporting
      The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type) and operating results of JXLDK, the operating subsidiary in the PRC. As such, management has determined that JXLDK is the Group’s only operating segment, as that term is defined by Statement of Financial Accounting Standard No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

(aa)	Start-up costs
      The Group expensed all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses. The Group made first commercial sale on April 28, 2006 and was no longer in the development stage.

(ab)	Recently issued accounting pronouncement
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application encouraged. The Group is currently evaluating the impact, if any, of this statement on the consolidated financial statements.
      In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that misstatements are to be quantified based on their impact on the financial statements and related disclosures. SAB 108 is effective as of the end of 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Group does not expect the initial adoption of SAB 108 to affect the Group’s consolidated financial condition or results of operations.
      In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statements No. 109”, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Group recognizes in the consolidated financial statements the impact of a tax

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. The Group does not expect the adoption of this interpretation to have a material effect of the Group’s consolidated financial statements.

(3)	INVENTORIES

	December 31,	December 31,
	2005	2006

Inventories consist of the following:
Raw materials	—	79,496
Work in progress	—	8,884
Supplies	—	1,410
Finished goods	—	5,096

	—	94,886

      At December 31, 2006, the Group had US$2,859 of raw materials consigned to a third party.

(4)	PREPAYMENTS TO SUPPLIERS
      In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. These prepayments are classified as current assets because the Group expects to take delivery of the inventory within the next twelve months. The outstanding balance of the prepayment to suppliers is reduced and reclassified to inventories as the Group purchases silicon materials. Such reclassification of US$144,482 for the year ended December 31, 2006 is not reflected in the Group’s consolidated cash flows from operations.

(5)	DEFERRED EXPENSES
      Deferred expenses at December 31, 2006 consist of costs incurred in connection with the anticipated IPO of the Company.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET
      Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2005	2006

Buildings	—	7,716
Plant and machinery	—	80,549
Furniture, fixtures and office equipment	12	355
Motor vehicles	—	636
Construction in progress	10,480	14,293

	10,492	103,549

Less: Accumulated depreciation	(1)	(2,674)

	10,491	100,875

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      Depreciation expense was US$1 and US$2,673 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006 respectively.
(7)     INTANGIBLE ASSET, NET

	December 31,	December 31,
	2005	2006

Technical know-how
Cost	—	1,242
Less: Accumulated amortization	—	(93)

	—	1,149

      Technical know-how was acquired by JXLDK from equipment manufacturers for operation of the equipment.
      Amortization expenses of the above technical know-how was US$ nil and US$93 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006 respectively. For each of the next five years, annual amortization expense of the technical know-how is expected to be US$121.
(8)     LAND USE RIGHTS
      Land use rights represent fees paid to the government and a company controlled by Mr. Peng (see note 22) to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC. All land use rights have been pledged with banks for the short-term bank loans and long-term bank loans.
(9)     BANK BORROWINGS

(a)	Current

	December 31,	December 31,
	2005	2006

Bank borrowings — secured	—	20,026
Bank borrowings — unsecured	—	31,739
Current installments of long-term bank borrowings (note (b))	—	5,000

	—	56,765

      The short-term bank borrowings outstanding as of December 31, 2006 carry a weighted average interest rate of 5.876%. The short-term bank borrowings have maturity terms ranging from one to twelve months and interest rates ranging from 5.022% to 6.968% and are borrowed for working capital purpose. None of the short-term bank borrowings contain any financial covenants. Bank loans of US$19,210 were secured over JXLDK’s buildings and land use rights with the carrying amounts of US$6,242 and US$3,281 as of December 31, 2006 respectively as well as buildings and land use rights owned by a company controlled by Mr. Peng. A discounted bill of US$816 was included in secured bank borrowings as of December 31, 2006 (see note 13(c)).
      Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from Jiangxi Liouxin Industry Co., Ltd. (“JXLXI”) in December 2006 through an entrusted loan agreement. The loan carries an interest rate of 5.022% and is repayable in June 2007. The entrusted loan was included in unsecured bank borrowings

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
as of December 31, 2006. Among the remaining unsecured bank borrowings, US$15,381 was guaranteed by companies controlled by Mr. Peng, Jiangsu Liou Xin Industrial Park Co., Ltd. (“JSLXI”), JXLXI and SZ Liouxin.
      The Group has total revolving credit of US$25,612 and unused credit of US$7,371 as of December 31, 2006.

(b)	Non-current

	December 31,	December 31,
	2005	2006

Secured loan from China Construction Bank	—	10,245
Secured loan from China Development Bank	—	25,000

	—	35,245
Less: current portion	—	(5,000)

	—	30,245

      In March 2006, the Group borrowed US$10,245 from China Construction Bank of which US$4,866 is repayable in 2008 and US$5,379 is repayable in 2009. The loan carries variable interest with an effective rate of 6.336% at December 31, 2006. Interest is payable semi-annually. The loan is guaranteed by SZ Liouxin and US$8,857 is secured by the JXLDK’s plant and machinery with carrying amounts of US$24,341 as of December 31, 2006.
      In December 2006, the Group borrowed US$25,000 from China Development Bank, which is repayable in 5 equal annual installments of US$5,000 through December of 2011. The loan carries variable interest with an effective rate of 6.870% as of December 31, 2006. Interest is payable monthly. The loan is secured by JXLDK’s plant and machinery, construction in progress and land use rights with carrying amounts of US$34,796, US$6,966 and US$3,430 as of December 31, 2006 respectively and is guaranteed by the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.
      Future principal repayments on the long-term bank borrowings are as follows:

2007	5,000
2008	9,866
2009	10,379
2010	5,000
2011	5,000

35,245

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(10)	ACCRUED EXPENSES AND OTHER PAYABLES
      Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2005	2006

Purchase of equipment	—	10,893
Purchase of land use right	—	1,268
Accrued payroll and welfare	1	982
Indirect taxes payable	2	93
Other accruals	82	1,364

	85	14,600

(11)	INTEREST COSTS
      The following is a summary of the Group’s interest costs incurred during 2005 and 2006:

	From July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Interest cost capitalized	—	122
Interest cost charged to income
— Interest cost	102	2,680
— Interest on the exchangeable notes	—	13
— Discount amortization on the exchangeable notes (note 14)	—	4,440

Sub-total	102	7,133

Total interest cost	102	7,255

(12)	INCOME TAXES
      The Company and its subsidiaries file separate income tax returns.

Cayman Islands
      Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

Peoples’ Republic of China
      JXLDK is governed by the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”). Under the FEIT Law, JXLDK is entitled to exemption from income tax for at least 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2008.
      Upon the expiration of such preferential tax treatment, JXLDK will be subject to the PRC enterprise income tax rate of 33%.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

HK SAR
      No provision has been made for Hong Kong Profits Tax as HK International did not have assessable profits subject to Hong Kong Profits Tax during the period.
      The income tax benefit attributable to income from operations, which are substantially derived from PRC sources, consist of:

	From July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Current income tax	—	—
Deferred income tax benefit	(35)	(113)

Total income tax benefit	(35)	(113)

      The actual income tax benefit differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 33% to pre-tax (loss) income as a result of the following:

	From July 5,
	2005 to
	December 31,
	2005

			Year ended
			December 31,
			2006

(Loss) income before tax	(309)	100%	30,069	100%

Computed income tax (benefit) expense	(102)	33%	9,922	33%
Non-deductible expenses
Discount amortization on the exchangeable notes	—	—	1,465	5%
Share-based compensation	—	—	669	2%
Pre-operating expenses	67	(22%)	217	1%
Others	—	—	1	0%
Tax holiday	—	—	(12,387)	(41%)

Actual income tax benefit	(35)	11%	(113)	(0%)

      Without the tax holiday the Group’s income tax expense would have increased and basic and diluted net income per ordinary share for the year ended December 31, 2006 would have been reduced by US$12,387 and US$0.17, respectively.
      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets are presented below. There were no deferred tax liabilities as of December 31, 2006.

	December 31,	December 31,
	2005	2006

Deferred income tax asset — non current
Pre-operating expenses	35	148
Less: valuation allowance	—	—

Net deferred tax assets	35	148

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, no valuation allowance has been provided as of December 31, 2005 and 2006. The deferred tax assets of US$35 and US$148 as of December 31, 2005 and 2006 respectively, represent the tax benefits of deductible temporary differences which are more likely than not to be realized in a non tax holiday year. Deductible temporary differences as at December 31, 2005 and 2006 represent pre-operating expenses incurred by JXLDK during its start-up period from July 5, 2005 to April 2006, which can be deductible for income tax purposes over 5 years starting from when JXLDK had its first commercial sale. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
      The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(13)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments
      Capital commitments outstanding at December 31, 2005 and 2006 not provided for in the financial statements were as follows:

	December 31,	December 31,
	2005	2006

Production line construction projects	35,404	212,317

(b)	Purchase commitments
      The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	December 31,
	2005	2006

Future minimum purchases	—	847,790

      Included in the above purchase commitments was an amount of US$729.6 million that related to a long-term supply contract to procure an agreed quantity of raw materials at an agreed price during 2006 to 2011. Pursuant to that contract, the contract price is to be renegotiated every six months. The purchase commitment of US$729.6 million included above was determined based on the agreed quantities and the effective contract price as at December 31, 2006.

(c)	Outstanding bills receivable discounted
      As of December 31, 2006, the Group has retained a recourse obligation of US$816 in respect of a bill receivable discounted with and sold to a bank. The recourse obligation represents the amount the Group will

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
be obligated to repay to the extent that the issuing bank who has guaranteed payment does not honor the bill receivable upon maturity. The discounted bill of US$816 as of December 31, 2006 was included in secured short-term loans (see note 9).

(14)	EXCHANGEABLE NOTES
      Pursuant to an Exchangeable Note Purchase Agreement (the “Agreement”) signed between the Company and a group of third-party investors (the “Holders”) dated July 18, 2006, the Company issued the Exchangeable Notes (the “Notes”) with the principal of US$8,000 on July 21, 2006.
      The terms of the Notes are as follows:

Maturity date
      Unless previously redeemed or exchanged or purchased and cancelled, the Notes were scheduled to mature on September 30, 2006.

Interest
      The Holders were entitled to receive interest at 6% per annum on the principal outstanding, payable in arrears. Unless redeemed, exchanged or purchased and cancelled prior to redemption, the principal amount of the Notes and all accrued but unpaid interest thereon would have been paid at the maturity of the Notes. No interest was paid or payable due to the conversion on July 28, 2006.

Mandatory Exchange
      The Notes were mandatorily convertible into 3,000,000 Series A redeemable convertible preferred shares (see note 16) at a conversion rate of US$2.67 per share. The Notes were converted on July 28, 2006.
      Management evaluated the conversion feature embedded in these Notes to determine if there was a beneficial conversion feature. A calculation was performed to determine the intrinsic value of any difference between the conversion price and the fair market value of the underlying securities (Series A redeemable convertible preferred shares) of the Company issuable upon the conversion of the Notes at the commitment date, which was determined to be June 28, 2006. Management obtained a valuation analysis from a third party independent appraiser, Sallmanns (Far East) Limited, (“Sallmanns”), of the potential fair market values of the Company’s Series A redeemable convertible preferred shares based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business. The value of the Company’s business was then allocated to the outstanding equity instruments of the Company based on the Options-Pricing method. A discount on the Notes, representing a beneficial conversion feature in the amount of US$4,440 was originally recognized upon the issuance of the Notes, and was amortized to interest expense in the consolidated statement of operations over the period from the issuance date to July 28, 2006 when the Notes were converted to Series A redeemable convertible preferred shares.

(15)	WARRANTS
      In conjunction with the Series A redeemable convertible preferred shares purchase agreement (see note 16), the holders of Series A-1 and A-2 redeemable convertible preferred shares received warrants on July 28, 2006. The warrants are exercisable by the holders if the number of equity securities issued by the Company in the follow-on financing exceeds 20,420,000 shares. The follow-on financing means the issuance of

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
shares of the Company’s capital stock in a private placement prior to the Qualified IPO (as defined in note 16) of up to 20,420,000 preferred shares with a per share price of no less than US$5.00 and an initial conversion rate of 1:1. The holders are entitled to purchase such amount of additional Series A-1 and A-2 preferred shares at the initial purchase price of US$2.67 and US$4.43 per share respectively, so that after acquiring such number of Series A preferred shares, the ownership of the Series A-1 share and Series A-2 share holders in the Company will be no less than 3% and 1.58% respectively on a fully diluted basis.
      The warrants permit the holders to acquire Series A Shares that may require redemption at a future date at the holder’s option, and therefore embody conditional obligations to repurchase the Company’s shares. Therefore the warrants are classified separately as liabilities (with a corresponding reduction to the carrying amount of Series A shares) on the date of issuance at its fair value in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity”. Change in fair value of warrants was credited to other income. The fair value of the warrants was approximately US$11 and US$2 at the grant date and December 31, 2006 respectively, estimated on the basis of Black-Scholes model with the following assumptions and the probability of the exercisability of the warrants:

	July 28, 2006	December 31, 2006

Expected volatility	64%	52%
Expected dividends	0%	0%
Expected term	1Y3 years	1Y3 years
Risk-free interest rate	4.93Y5.11%	4.62Y4.91%
      Management assessed that the probability of the exercisability for the Series A-1 and A-2 preferred shares warrants was 50% and 10% on July 28, 2006 and December 31, 2006 respectively.

(16)	REDEEMABLE CONVERTIBLE PREFERRED SHARES

(a)	Series A redeemable convertible preferred shares
      Pursuant to the Series A redeemable convertible preferred shares purchase agreement dated July 28, 2006 (“Series A Agreement”), the Company issued 3,000,000 Series A-1 redeemable convertible preferred shares (“Series A-1 Shares”) on July 31, 2006 as a result of conversion of the US$8,000 exchangeable notes by the holders (see note 14). The Company also issued 1,580,000 Series A-2 redeemable convertible preferred shares (“Series A-2 Shares”) to a group of unrelated investors at US$4.43 per share for total cash consideration of US$7,000. Pursuant to the Series A Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of both Series A-1 Shares and Series A-2 Shares (collectively “Series A Shares”) have the right to redeem the Series A Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series A Shares then outstanding if a Qualified IPO has not occurred. A Qualified IPO refers to an initial public offering on a Qualified Exchange that values the Company at no less than US$1,210,000 immediately prior to the initial public offering with a per share offering price of no less than US$11.00 and that results in aggregate proceeds to the Company of at least US$300,000. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Shares at a redemption price equal to 150% of the original issue cost of Series A Shares, plus any declared, accrued but unpaid dividends and interests thereon, (the “Series A Preference Amount”) proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statement of operations and amounted to US$814 for the year ended Decem-

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
ber 31, 2006. Total direct external incremental costs of issuing the security of US$103 was charged against the proceeds of the Series A Shares.
      The significant terms of the Series A Shares are as follows:

Conversion
      The holders of Series A Shares have the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the date of issuance to the closing of a Qualified IPO. In addition, each Series A Share is automatically convertible into one or more ordinary shares, subject to the Conversion ratio adjustment as described below upon the consummation of the Qualified IPO.
      Each Series A Share is convertible into one ordinary share where the conversion price is equal to the Series A share issue price, except in the following events that the initial Conversion ratio is adjusted: (1) upon delivery of the 2006 audited report, if the 2006 audited net earnings, as defined, is lower than US$28,500, the 2006 adjusted Conversion ratio will be adjusted to the ratio of US$30,000 divided by the audited 2006 net earnings, as defined (“the 2006 adjusted Conversion ratio); (2) upon delivery of the 2007 audited report, if the 2007 audited net earnings, as defined, is lower than US$95,000, the 2007 Conversion ratio will be adjusted by applying the ratio of US$100,000 divided by the audited 2007 net earnings, as defined, to the 2006 adjusted Conversion ratio. No adjustment to the 2007 Conversion ration will be made if a Qualified IPO consummates in 2007.
      The conversion price shall initially be equal to the applicable Series A issue price for each of the outstanding preferred shares, subject to adjustments for dilutions (“Series A Dilution Adjustment”) as follows if any of the events listed below occur prior to the conversion of the preferred shares:

a) The Company shall pay a dividend or make a distribution on its ordinary shares in ordinary shares, subdivide or reclassify its outstanding ordinary shares into a greater number of shares or combine or reclassify its outstanding ordinary shares into a smaller number of shares;

b) The Company shall issue additional ordinary shares, rights, options or warrants to subscribe for or purchase ordinary shares without consideration or for a consideration per share less than the then effective conversion price on the date the Company issues or sells such new securities; and

c) The Company shall distribute to all holders of its ordinary shares any share capital of the Company (other than ordinary shares) or evidences of indebtedness or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of Company and dividends or distributions referred to in previous paragraph a)).
      The proceeds received from the issuance of Series A Shares were first allocated to the warrants (see note 15) and share options issued to the holders of the Series A-1 Shares (see note 19) based on their fair values with the residual amount allocated to the preferred shares. Management evaluated the conversion feature embedded in this preferred share arrangement to determine if there was a beneficial conversion feature. A calculation was performed to determine the intrinsic value of the difference between the most favorable conversion price and the fair market value of the underlying securities (ordinary shares) of the Company issuable upon the conversion of the Series A Shares at the commitment date. Based on the calculation, the initial conversion price was lower than the fair value of the Company’s ordinary shares at the commitment date determined by management based on a valuation performed by Sallmanns. The computed intrinsic value of the conversion feature of US$1,568 was recorded as a deemed dividend at the date of

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
issuance because the Series A Shares were convertible at issuance date. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, the Company determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the 2006 and 2007 audit reports are delivered and the contingency is resolved, and with respect to the Series A Dilution Adjustment, upon the issuance of additional ordinary shares. To the extent that the audited net earnings, as defined, of the Group for 2006 and for 2007 is below US$28,500 or US$95,000 respectively, or the Company issues additional ordinary shares at a price less than the then prevailing Series A Shares’ conversion price, the intrinsic value that results from such contingent beneficial conversion feature would be recognized as an addition to paid-in capital with a corresponding charge to net income available to ordinary shareholders at the earliest conversion date, which is the later of the issuance date or the date the contingency is resolved. With reference to the definition of 2006 audited net earnings as set out in the Series A Agreement, management has determined that its 2006 audited net earnings, as defined, exceeds US$28,500 and accordingly the conversion ratio adjustment based on the 2006 audited net earnings was not triggered. As the contingency relating to the 2007 audited net earnings was not resolved as of December 31, 2006, management has not considered the 2007 conversion ratio adjustment when preparing the consolidated financial statements for the year ended December 31, 2006.

Voting rights
      Each Series A Share has voting rights equivalent to the number of ordinary shares into which such Series A Share is then convertible.

Registration rights
      The Series A Shares holders have registration rights similar to the ordinary shareholders. These registration rights include demand, F-3 or equivalent, and piggyback rights. The specific terms of registration rights would include at least the following: (i) starting three years after the Closing Date, the holders of majority of the outstanding Series A Shares may request a Form F-1 registration statement to be filed; (ii) starting one year after the Qualified IPO, two (2) demand registrations upon request of holders of majority of the outstanding Series A Shares on Form F-3 or equivalent if listed on a non-US stock exchange; (iii) unlimited piggyback registrations in connection with registrations of shares for the account of the Company (other than the Qualified IPO) or selling shareholders exercising demand rights; and (iv) cut-back provisions providing that registrations (other than the Qualified IPO) must include at least 25% of the shares requested to be included by the holders of registrable securities, and the ordinary shareholders, management, employees, directors and consultants of the Company must be cut back before the holders of registrable securities would be cut back. The registration rights agreement does not provide for liquidated damages in the event that the Company fails to have the registration statement declared effective or if the effectiveness is not maintained.

Dividends
      The Series A Shares holders shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company. No dividends shall be declared or paid on any of the ordinary shares unless they shall also be declared or paid on all the outstanding preferred share pro rata treating the preferred shares as the greatest whole number of shares of ordinary shares then issuable upon conversion of such preferred shares.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

Liquidation preference
      In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Shares shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to 130% of Series A issue price plus all declared but unpaid dividends and interests as of the liquidation date.

(b)	Series B redeemable convertible preferred shares
      Pursuant to the Series B redeemable convertible preferred shares purchase agreement dated September 15, 2006 (“Series B Agreement”), the Company issued 8,000,000 Series B redeemable convertible preferred shares (“Series B Shares”) on September 28, 2006 to a group of unrelated investors at US$6 per share (the “Series B issue price”) for total cash consideration of US$48,000. Pursuant to the Series B Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of Series B Shares have the right to redeem the Series B Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series B Shares then outstanding if a Qualified IPO shall not have occurred. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series B Shares at a redemption price equal to 150% of the Series B issue price, plus any declared, accrued but unpaid dividends and interest thereon, (the “Series B Preference Amount”) proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statement of operations and amounted to US$1,799 for the year ended December 31, 2006. Total direct external incremental costs of issuing the security of US$78 was charged against the proceeds of the Series B Shares.
      The significant terms of the Series B Shares are as follows:

Conversion
      The holders of Series B Shares have the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the date of issuance to the closing of a Qualified IPO. In addition, each Series B Share is automatically convertible into one or more ordinary shares, subject to the Conversion ratio adjustment as described below upon the consummation of a Qualified IPO.
      Each Series B Share is convertible into one ordinary share where the conversion price is equal to the Series B share issue price, except in the following events that the initial conversion ratio is adjusted upon the delivery of the audited report for the period from July 1, 2006 to June 30, 2007 and if the audited net earnings, as defined, (“2006/2007 net earnings”) is lower than US$57,000. The Conversion ratio will be adjusted to the ratio of US$60,000 divided by the 2006/2007 net earnings, as defined. If the Qualified IPO takes place before June 30, 2007, the net earnings, as defined, will be adjusted on a pro-rata basis.
      The Conversion price shall initially be equal to the applicable Series B issue price for each of the outstanding preferred shares, subject to adjustments for dilutions (“Series B Dilution Adjustment”) as follows if any of the events listed below occur prior to the conversion of the preferred shares:

a) The Company shall pay a dividend or make a distribution on its ordinary shares in ordinary shares, subdivide or reclassify its outstanding ordinary shares into a greater number of shares or combine or reclassify its outstanding ordinary shares into a smaller number of shares;

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

b) The Company shall issue additional ordinary shares, rights, options or warrants to subscribe for or purchase ordinary shares without consideration or for a consideration per share less than the then effective conversion price on the date the Company issues or sells such new securities; and

c) The Company shall distribute to all holders of its ordinary shares any share capital of the Company (other than ordinary shares) or evidences of indebtedness or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of Company and dividends or distributions referred to in previous paragraph a)).
      Management has determined that there was no embedded beneficial conversion feature attributable to the Series B Shares, since the initial conversion price of the Series B Shares is equal to the Series B issue price, which was higher than the fair value of the Company’s ordinary shares at the commitment date determined by management based on the valuation performed by Sallmanns. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, management determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the related audit report is delivered and the contingency is resolved and with respect of the Series B Dilution Adjustment, upon the issuance of additional ordinary shares. To the extent that the 2006/2007 audited net earnings, as defined, is below US$57,000 or the Company issued additional ordinary shares at a price less than the then prevailing Series B Shares’ conversion price, the intrinsic value that results from such contingent beneficial conversion feature would be recognized as an addition to paid-in capital with a corresponding charge to net income available to ordinary shareholders at the earliest conversion date, which is the later of the issuance date or the date the contingency is resolved. As the contingency relating to the 2006/2007 audited net earnings was not resolved as of December 31, 2006, management has not considered the 2006/2007 conversion ratio adjustment when preparing the consolidated financial statements for the year ended December 31, 2006.

Voting rights
      Each Series B Share has voting rights equivalent to the number of ordinary shares into which such Series B Share is then convertible.

Registration rights
      Holders of Series B Shares have registration rights similar to the holders of Series A Shares and the ordinary shareholders. These registration rights include demand, F-3 or equivalent, and piggyback rights. The specific terms of registration rights would include at least the following: (i) starting three years after the Closing Date, the holders of majority of the outstanding Series A Shares and Series B Shares may request a Form F-1 registration statement to be filed; (ii) starting one year after the Qualified IPO, two (2) demand registrations upon request of the holders of 50% of the outstanding Series A Shares and Series B Shares on Form F-3 or equivalent if listed on a non-US stock exchange; (iii) unlimited piggyback registrations in connections with registrations of shares for the account of the Company (other than the Qualified IPO) or selling shareholders exercising demand rights; and (iv) cut-back provisions providing that registrations (other than the Qualified IPO) must include at least 25% of the shares requested to be included by the holders of registrable securities, and the ordinary shareholders, management, employees, directors and consultants of the Company must be cut back before the holders of registrable securities would be cut back. The registration rights agreement does not provide for liquidated damages in the event that the Company fails to have the registration statement declared effective or if the effectiveness is not maintained.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

Dividends
      The Series B Shares holders shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company. No dividends shall be declared or paid on any of the ordinary shares unless they shall also be declared or paid on all the outstanding preferred share pro rata treating the preferred shares as the greatest whole number of shares of ordinary shares then issuable upon conversion of such preferred shares.

Liquidation preference
      In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Shares shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to 130% of Series B issue price plus all declared but unpaid dividends and interests as of the liquidation date.

(c)	Series C redeemable convertible preferred shares
      Pursuant to the Series C redeemable convertible preferred shares purchase agreement dated December 15, 2006 (“Series C Agreement”), the Company issued 3,000,000 Series C redeemable convertible preferred shares (“Series C Shares”) on December 19, 2006 to a group of unrelated investors at US$7.5 per share (the “Series C issue price”) for total cash consideration of US$22,500. The holders of Series C Shares have the right to redeem the Series C Shares after 36 months of the date of issuance at the option of the holders of Series C Shares then outstanding if a Qualified IPO shall not have occurred. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series C Shares at a redemption price equal to 150% of the Series C issue price, plus any declared, accrued but unpaid dividends and interest thereon, (the “Series C Preference Amount”) proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of operations and amounted to US$116 for the year ended December 31, 2006. Total direct external incremental costs of issuing the security of US$40 was accrued and charged against the proceeds of the Series C Shares.
      The significant terms of the Series C Shares are as follows:

Conversion
      The holders of Series C Shares have the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the date of issuance to the closing of a Qualified IPO. In addition, each Series C Share is automatically convertible into one or more ordinary shares, subject to the Conversion ratio adjustment as described below upon the consummation of a Qualified IPO.
      Each Series C Share is convertible into one ordinary share where the conversion price is equal to the Series C share issue price, except in the following events that the initial conversion ratio is adjusted upon the delivery of the 2007 audit report and if the audited net earnings, as defined, (“2007 net earnings”) is lower than US$104,500. The Conversion ratio will be adjusted to the ratio of US$110,000 divided by the 2007 net earnings, as defined. If the Qualified IPO takes place before December 31, 2007, the net earnings, as defined, will be adjusted on a pro-rata basis.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      The Conversion price shall initially be equal to the applicable Series C issue price for each of the outstanding preferred shares, subject to adjustments for dilutions (“Series C Dilution Adjustment”) as follows if any of the events listed below occur prior to the conversion of the preferred shares:

a) The Company shall pay a dividend or make a distribution on its ordinary shares in ordinary shares, subdivide or reclassify its outstanding ordinary shares into a greater number of shares or combine or reclassify its outstanding ordinary shares into a smaller number of shares;

b) The Company shall issue additional ordinary shares, rights, options or warrants to subscribe for or purchase ordinary shares without consideration or for a consideration per share less than the then effective conversion price on the date the Company issues or sells such new securities; and

c) The Company shall distribute to all holders of its ordinary shares any share capital of the Company (other than ordinary shares) or evidences of indebtedness or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of Company and dividends or distributions referred to in previous paragraph a)).
      Management has determined that there was no embedded beneficial conversion feature attributable to the Series C Shares, since the initial conversion price of the Series C Shares is equal to the Series C issue price, which was higher than the fair value of the Company’s ordinary shares at the commitment date determined by management based on the valuation performed by Sallmanns. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, management determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the related audit report is delivered and the contingency is resolved, and with respect of the Series C Dilution Adjustment, upon the issuance of additional ordinary shares. To the extent that the 2007 audited net earnings, as defined, is below US$110,000 or the Company issued additional ordinary shares at a price less than the then prevailing Series C Shares’ conversion price, the intrinsic value that results from such contingent beneficial conversion feature would be recognized as an addition to paid-in capital with a corresponding charge to net income available to ordinary shareholders at the earliest conversion date, which is the later of the issuance date or the date the contingency is resolved. As the contingency relating to the 2007 audited net earnings was not resolved as of December 31, 2006, management has not considered the 2007 conversion ratio adjustment when preparing the consolidated financial statements for the year ended December 31, 2006.

Voting rights
      Each Series C Share has voting rights equivalent to the number of ordinary shares into which such Series C Share is then convertible.

Registration rights
      Holders of Series C Shares have registration rights similar to the holders of Series A and B Shares and the ordinary shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. The registration rights agreement does not provide for liquidated damages in the event that the Company fails to have the registration statement declared effective or if the effectiveness is not maintained.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

Dividends
      The Series C Shares holders shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company. No dividends shall be declared or paid on any of the ordinary shares unless they shall also be declared or paid on all the outstanding preferred share pro rata treating the preferred shares as the greatest whole number of shares of ordinary shares then issuable upon conversion of such preferred shares.

Liquidation preference
      In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Shares shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to 130% of Series C issue price plus all declared but unpaid dividends and interests as of the liquidation date.

(17)	ORDINARY SHARES
      As at December 31, 2005 and 2006, there were nil and 134,000,000 authorized ordinary shares of the Company with US$0.10 par value per share (adjusted for the ten-for-one share split effected on July 18, 2006). During 2006, the Company issued 75,000,000 ordinary shares at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006) in connection with the Reorganization. As at December 31, 2006, US$7,490 was receivable from LDK New Energy Holding Limited in respect of the share subscription and is recognized as a reduction to shareholders’ equity in the accompanying consolidated financial statements. The receivable is interest free and collectible on demand.

(18)	STATUTORY RESERVE
      Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, JXLDK is required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$3,623 from retained earnings to statutory reserve was recorded for the year ended December 31, 2006.

(19)	SHARE OPTION

Share options to employees
      On August 1, 2006, the Board of Directors of the Company approved the granting of 6,230,000 share options to the Company’s executives and employees at an exercise price of US$4.45 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

Share options to non employees
      On August 1, 2006, the Board of Directors of the Company approved the granting of 210,000 share options to the Company’s external consultants in exchange for certain services provided. The exercise price of the share options is US$4.45 and the contractual term is five years. The vesting period is no less than three years, with no more that one-third of the options to be vested each year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

Share options to investors
      In conjunction with the Series A-1 redeemable convertible preferred shares agreement (note 16), the Company issued 200,000 shares options to the holders of the Series A-1 redeemable convertible preferred shares on August 1, 2006 at an exercise price of US$4.45 with a contractual term of five years and vesting period of one year after the grant date.
      The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions noted in the following table. Because the Company does not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.

Expected volatility	64%
Expected dividends	0%
Expected term	3.5-4.5 years
Risk-free interest rate	4.9%
Estimated fair value of underlying ordinary shares	US$4.37
      The estimated fair value of the underlying ordinary shares on the dates of the above grants was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business. The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was US$1.98 per share. The Company recorded non-cash share-based compensation expense of US$1,612 for the year ended December 31, 2006 in respect of share options granted to employees, of which US$174 was allocated to costs of revenues, US$1,281 was allocated to general and administrative expenses and US$157 was allocated to research and development costs. The Company recorded non-cash share-based compensation expense of US$416 in general and administrative expenses for the year ended December 31, 2006 in respect of share options granted to non employees.
      A summary of option for the year ended December 31, 2006 is presented below:

				Number of
				total shares	Exercise		Remaining
		Non		involved in	Price per		Contractual
	Employees	Employees	Investors	the option	share		Term

Granted	6,230,000	210,000	200,000	6,640,000	US$	4.45
Exercised	—	—	—	—		—
Forfeited or cancelled	(380,000)	—	—	(380,000)		—
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45	4.6 years

Exercisable as of December 31, 2006	—	—	—	—		—	—

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      As of December 31, 2006, there was US$9,991 of total unrecognized compensation cost related to nonvested share options. This cost is expected to be recognized over the next 2.6 years. The Company is expected to issue new shares to satisfy share option exercises.

(20)	NET (LOSS) INCOME PER SHARE
      As discussed in note 17, the Company issued 75,000,000 ordinary shares in connection with the Reorganization. For the purpose of calculating basic/ diluted (loss) income per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if it took place on July 5, 2005.
      The computation of basic and diluted net (loss) income per share is as follows:

	From
	July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Numerator used in basic and diluted net income per share
(Loss) income from continuing operations attributable to holders of ordinary shares	(274)	25,885

Shares (denominator):
Weighted average number of ordinary shares outstanding	75,000,000	75,000,000

Net (loss) income per share — basic	(0.01)	0.35

Net (loss) income per share — diluted	(0.01)	0.35

      During the year ended December 31, 2006, the Group’s dilutive potential ordinary shares outstanding consist of Series A, Series B and Series C redeemable convertible preferred shares, share options and warrants issued in connection with the Series A Shares. The computation of diluted income per share for the year ended December 31, 2006 did not assume conversion of the Series A, Series B and Series C redeemable convertible preferred shares because, when applying the as-if-converted method, the effect of the 4,580,000, 8,000,000 and 3,000,000 ordinary shares issuable upon conversion of the Series A, Series B and Series C redeemable convertible preferred shares under the conversion terms of the Series A, Series B and Series C redeemable convertible preferred shares agreements was anti-dilutive. The conversion of the Series A, Series B and Series C redeemable convertible preferred shares was anti-dilutive because the amount of the accretion to the Series A, Series B and Series C redeemable convertible preferred shares redemption value and the beneficial conversion feature relating to the Series A Shares for the period per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic income per share. In addition, in computing diluted income per share for the year ended December 31, 2006, there was no dilutive effect of outstanding share options of 6,260,000 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost. There was no dilutive effect of outstanding warrants because the condition to trigger the exercising of the warrants was not satisfied at December 31, 2006, and was assumed to remain unchanged until the end of the contingency period.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(21)	SIGNIFICANT CONCENTRATIONS AND RISKS
     Significant concentrations
      The carrying amounts of cash and cash equivalents, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2006, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC and the Hong Kong Special Administrative Region, which management believes have high credit ratings. Accounts receivable are typically unsecured and denominated in RMB.
      The following are the customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the year ended December 31, 2006:

December 31, 2006

Suntech Power Holdings Co., Ltd.	41,899
Jiangsu Linyang Solarfun Co., Ltd.	14,654
      Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon on a timely basis. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon. Also, polysilicon manufacturing is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of, its manufacturing output and revenue.
      In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$37,718 as of December 31, 2006. The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2006, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

December 31, 2006

Komex Electronic Materials Inc.	5,668
      The Group relies on a limited number of equipment suppliers for all of its principle manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.
     Business and economic risks
      The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; capital market performance and public interest in companies operating in the PRC that are listed in the United States; competition from other competitors; changes in certain strategic relationships or customers relationships;

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the solar industry.
      The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the solar industry.
      In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in State policies may have a negative impact on the Group’s operating results and financial position.
     Currency risk
      Substantially all of the revenue generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies.
      On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB8.11 per United States dollar with effect from July 21, 2005, and the RMB has gradually appreciated against the US dollar since then.

(22)	RELATED PARTY TRANSACTIONS
      The Group has entered into a number of transactions with related parties. Amounts outstanding and the amounts of transactions with these related parties for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006 are as follows:

(a)	Transactions
      (i) JXLDK signed an agreement on September 22, 2005 to borrow up to US$24,221 from Mr. Peng which carried an average interest rate of 5.829% in September 2005. During the period from October 27, 2005 to December 31, 2005, JXLDK borrowed from Mr. Peng cumulative loan amount of US$16,109 and at the same time lent US$5,478 to Saiweng Technology (Suzhou) Co., Ltd. (“Saiweng”), a company controlled by Mr. Peng. JXLDK borrowed an additional US$8,112 and repaid US$5,354 to Mr. Peng in the first six months of 2006. In March 2006, JXLDK signed an agreement with Mr. Peng to offset US$5,478 lent to Saiweng against amounts borrowed from Mr. Peng. In December 2006, JXLDK repaid the remaining US$13,389 to Mr. Peng. Interest expenses incurred amounted to US$100 and US$781 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006.
      (ii) JXLDK borrowed US$8,075 interest free loan from a company controlled by Mr. Peng, SZ Liouxin, in July 2006, which was repaid in December 2006.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      (iii) Two companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure the JXLDK’s bank loans (refer to note 9).
      (iv) JXLDK borrowed an interest-free loan of US$2,561 from JXLXI in August 2006. The loan was fully repaid in September 2006.
      (v) In connection with the commencement of JXLDK’s operation, JXLDK entered into agreements (“Agreements”) with JXLXI to acquire rights to use certain parcels of land from JXLXI and certain buildings constructed by JXLXI. Pursuant to the Agreements, the consideration for acquiring the land use rights were determined based on its market value of US$3,273 assessed by an independent valuer Shanghai Orient Real Estate Appraiser Co., Ltd. The consideration for acquiring the completed buildings and assets under construction amounted to US$7,109 and US$637 respectively. JXLDK prepaid U$4,664 in 2005 and paid U$6,355 in 2006 to JXLXI for such purchase. By December 31, 2006, the legal title of the first land use rights and the completed buildings had been transferred to JXLDK.
      (vi) JXLDK leased an office in Harbour Ring Plaza from SZ Liouxin free of charge. SZ Liouxin signed the lease contract with a monthly rental charge of US$5. The period of the contract is from December 2005 to December 2007.
      (vii) Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from JXLXI. The loans carry an interest rate of 5.022% and are repayable in June 2007.

(b)	Amounts Outstanding

	December 31,	December 31,
	2005	2006

Due from:
Advances receivable from Saiweng	5,478	—
Advance payment for purchase of land use rights and buildings from JXLXI	4,664	—

	10,142	—

Due to:
Payable to SZ Liouxin	434	—
Borrowing from Mr. Peng	16,109	—

	16,543	—

      Loans from Mr. Peng are repayable on demand and carried interest rates ranging from 5.52% S 6.138%. The loans were jointly guaranteed by SZ Liouxin, Saiweng, JXLXI and JSLXI, which are companies controlled by Mr. Peng.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(23)	GEOGRAPHIC AND SEGMENT INFORMATION
      The following table summarizes the Company’s net revenues, based on the geographic location of the customers:

	From July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Mainland China	—	79,647
Asia Pacific other than Mainland China	—	17,116
North America	—	5,305
Europe	—	3,386

Total net revenue	—	105,454

      The Group’s only operating segment is JXLDK, which is an operating subsidiary located in the PRC. Segment profit and loss is determined based on income (loss) before income taxes under generally accepted accounting principles in the PRC (“PRC GAAP”). Segment assets are total assets based on PRC GAAP.
      Segment information is set out below:

	From July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Segment and consolidated revenue	—	105,454

Segment income	—	36,229
Reconciling items (note (a))	(309)	(6,160)

Consolidated (loss) income before income tax benefit	(309)	30,069

Segment assets (note (b))	31,921	291,355

(a)	Reconciliation of segment income to consolidated (loss) income before tax benefit

	From July 5,
	2005 to	Year ended
	December 31,	December 31,
	2005	2006

Total segment income	—	36,229
PRC GAAP to US GAAP differences:
Pre-operating expenses	(309)	309
Share-based compensation	—	(2,028)
Discount amortization on the exchangeable notes	—	(4,440)
Interest on exchangeable notes	—	(13)
Decrease in fair value of warrants	—	9
Others	—	3

Consolidated (loss) income before income tax benefit	(309)	30,069

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

(b)	Reconciliation of total segment assets to consolidated total assets

	December 31,	December 31,
	2005	2006

Total segment assets	31,921	291,355
PRC GAAP to US GAAP differences:
Pre-operating expenses capitalized under PRC GAAP	(309)	—
Deferred income tax assets	35	148
Cash and deferred expenses of the Company	—	1,169
Cash of LDK International	—	47

Consolidated total assets	31,647	292,719

(24)	LDK SOLAR CO., LTD. (PARENT COMPANY)
      Relevant PRC statutory laws and regulation permit payments of dividends by JXLDK only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.
      Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, JXLDK is required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.
      US$3,623 were appropriated from retained earnings and set aside for the statutory reserve by JXLDK on December 31, 2006.
      As a result of these PRC laws and regulations, JXLDK is restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$107,223 as of December 31, 2006.
      The following presents condensed unconsolidated financial information of the Parent Company only.
Condensed Balance Sheet as of December 31, 2006

Cash and cash equivalents	178
Due from subsidiaries	2,149
Deferred expenses	991
Investment in subsidiaries	119,251

Total assets	122,569

Warrant	2
Accrued expenses	626
Series A redeemable convertible preferred shares	15,447
Series B redeemable convertible preferred shares	49,721
Series C redeemable convertible preferred shares	22,576
Total shareholders’ equity	34,197

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	122,569

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
      The Company had no contingencies, long-term obligations and guarantees as of December 31, 2006.
Condensed Statement of Operations for the period from May 1, 2006 to December 31, 2006

Interest income	4
Interest expense and amortization of discount on exchangeable notes	(4,454)
Decrease in fair value of warrant	9

Loss before income tax and equity in earnings from subsidiary	(4,441)
Equity in earnings from the subsidiary	34,623

Net income	30,182
Accretion of Series A redeemable convertible preferred shares to redemption value	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value	(1,799)
Accretion of Series C redeemable conversion preferred shares to redemption value	(116)
Deemed dividend to Series A redeemable convertible preferred shareholders	(1,568)

Net income available to ordinary shareholders	25,885

Condensed Cash Flows for the period from May 1, 2006 to December 31, 2006

Cash flows from operating activities
Net income	30,182
Adjustments to reconcile net loss to net cash used in operating activities:
Interest on the exchangeable notes	13
Amortization of discount on exchangeable notes	4,440
Decrease in fair value of warrants	(9)
Equity in earnings from subsidiaries	(34,623)
Changes in operating liabilities:
Due from subsidiaries	(2,149)

Net cash used in operating activities	(2,146)

Cash flows from investing activities
Investment in subsidiary	(82,600)

Net cash used in investing activities	(82,600)

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	10
Payment of expenses relating to the proposed offer	(405)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922
Proceeds from Series C redeemable convertible preferred shares	22,500

Net cash provided by financing activities	84,924

Net increase in cash and cash equivalents	178
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	178

(25)	SUBSEQUENT EVENTS
      Pursuant to the share option scheme adopted on July 31, 2006, the Company’s Board of Directors resolved on February 6, 2007 to grant 2,071,900 share options to a number of employees which enable the grantees to subscribe for 2,071,900 ordinary shares at an exercise price of US$ 9.00. The options have a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
      Pursuant to the above share option scheme, the Company’s Board of Directors further resolved on April 17, 2007 to grant 550,900 share options in total to a number of employees, a non-executive director and a candidate of an independent director which enable the grantees to subscribe for 550,900 ordinary shares at the exercise price determined at the low-end price of the initial public offering price range, except for 200,000 share options granted to the non-executive director and the candidate of independent director, of which the exercise price is set at US$9.00. The grant of share options to the candidate of independent director is conditional upon the signing of the service contract between the Company and that candidate. The contractual term and vesting period of these share options are the same as those granted previously.
      On March 6, 2007, LDK New Energy Holding Limited settled the subscription receivable of US$7,490 in cash.
      On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law (the “EIT Law”) which will become effective on January 1, 2008 when the FEIT Law will be abolished. The EIT Law adopts a uniform tax rate of 25% for all enterprises including foreign-invested enterprises and revokes the current tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. Management has made an assessment of the potential financial impact of this new tax law on the Group’s tax position and does not expect the change in the enacted tax law to have material impact on the Group’s deferred tax assets and liabilities.
      As described in notes 16(b) and (c), the terms of the Series B and Series C preferred shares provide that the respective Conversion Ratios are subject to adjustment based on the 2006/2007 net earnings and the 2007 net earnings respectively. In March 2007, the Company verbally agreed with each of the holders of Series B and Series C preferred shares that, if the Company’s public filing for a Qualified IPO takes place on or before April 30, 2007, the 2006/2007 net earnings and the 2007 net earnings, based on which the respective Conversion Ratio adjustments are determined, would be adjusted on a pro-rata basis based on the net earnings

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 TO DECEMBER 31, 2005
AND THE YEAR ENDED DECEMBER 31, 2006
(Amounts in US$ thousands, except share and per share data)
for the eight months ended February 28, 2007 and the net earnings for the two months ended February 28, 2007, respectively. As of April 4, 2007, all the holders of the Series B and Series C preferred shares confirmed in writing, after their respective reviews of the net earnings up to February 28, 2007, that no adjustment to their respective Conversion Ratios as determined on the above basis needed to be made.
      In April 2007, the Company further agreed with the holders of Series B and Series C preferred shares that if the Company’s public filing for a qualified IPO on or before May 31, 2007, the Conversion Ratio adjustments for our Series B and Series C preferred shares would be determined with reference to the net income for the nine months ended March 31, 2007 and the net income for the three months ended March 31, 2007, respectively. As of May 11, 2007, the Company obtained written confirmations from all the holders of the Series B and Series C preferred shares confirming that, after their respective review of the net income up to March 31, 2007, no adjustment to their respective Conversion Ratios as determined on the above basis needs to be made.
      Subsequent to December 31, 2006, the Group has incurred additional secured and unsecured short term bank borrowings with interest rates ranging from 5.695% to 7.050%, primarily to finance the purchases of equipment. As of May 29, 2007, the Group’s short term bank borrowings amounted to US$103,732.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007
(Amounts in US$ thousands, except share and per share data)

				Pro
				Forma
		December 31,	March 31,	March 31,
	Note	2006	2007	2007

				(Note 12)
Assets
Current assets
Cash and cash equivalents		30,227	11,348	11,348
Pledged bank deposits		4,956	5,444	5,444
Trade accounts receivable, net		1,490	4,998	4,998
Bills receivable		816	—	—
Inventories	(3)	94,886	114,205	114,205
Prepayments to suppliers		37,718	52,777	52,777
Deferred expenses		991	1,084	1,084
Other current assets		1,662	4,196	4,196

Total current assets		172,746	194,052	194,052
Property, plant and equipment, net		100,875	117,678	117,678
Deposit for purchase of equipment		11,090	21,075	21,075
Intangible asset, net		1,149	1,129	1,129
Land use rights		6,711	6,742	6,742
Deferred income tax assets		148	149	149

Total assets		292,719	340,825	340,825

Liabilities, redeemable convertible preferred shares and shareholders’ equity
Current liabilities
Short-term bank borrowings	(4)	56,765	61,481	61,481
Trade accounts payable		6,119	7,736	7,736
Advance payments from customers		40,002	41,832	41,832
Accrued expenses and other payables		14,600	20,349	20,349

Total current liabilities		117,486	131,398	131,398
Warrants		2	2	2
Long-term bank borrowings, excluding current portions	(4)	30,245	29,805	29,805

Total liabilities		147,733	161,205	161,205

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (CONTINUED)
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007
(Amounts in US$ thousands, except share and per share data)

				Pro
				Forma
		December 31,	March 31,	March 31,
	Note	2006	2007	2007

				(Note 12)
Series A redeemable convertible preferred shares: US$0.10 par value; 5,000,000 shares authorized; 4,580,000 shares issued and outstanding (Pro forma: Nil shares issued and outstanding)	(12)	15,447	15,959	—
Series B redeemable convertible preferred shares: US$0.10 par value; 8,000,000 shares authorized, issued and outstanding (Pro forma: Nil shares issued and outstanding)	(12)	49,721	51,346	—
Series C redeemable convertible preferred shares: US$0.10 par value; nil and 3,000,000 shares authorized, issued and outstanding (Pro forma: Nil shares issued and outstanding)	(12)	22,576	23,381	—
Shareholders’ equity
Ordinary shares: US$0.10 par value; 134,000,000 shares authorized and 75,000,000 shares issued and outstanding (Pro forma: 90,580,000 shares issued and outstanding)	(12)	7,500	7,500	9,058
Additional paid-in capital		29,302	30,408	119,536
Subscription receivable for ordinary shares		(7,490)	—	—
Statutory reserve		3,623	3,623	3,623
Accumulated other comprehensive income		2,319	3,823	3,823
Retained earnings		21,988	43,580	43,580

Total shareholders’ equity		57,242	88,934	179,620

Commitments and contingencies	(6)
Total liabilities, redeemable convertible preferred shares and shareholders’ equity		292,719	340,825	340,825

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		Three-month periods
		ended

		March 31,	March 31,
	Note	2006	2007

Net sales
125mm*125mm wafer		—	28,426
156mm*156mm wafer		—	38,278
Silicon materials		—	2,330
Processing of wafers on behalf of others		—	4,366

Total net sales		—	73,400

Cost of goods sold
125mm*125mm wafer		—	(17,662)
156mm*156mm wafer		—	(22,164)
Silicon materials		—	(3,200)
Processing of wafers on behalf of others		—	(1,994)

Total cost of goods sold		—	(45,020)

Gross profit		—	28,380

Selling expenses		—	(183)
General and administrative expenses		(129)	(1,819)
Research and development expenses		—	(261)

Total operating expenses		(129)	(2,263)

(Loss) income from operations		(129)	26,117
Other income (expenses):
Interest income		31	25
Interest expense		(340)	(1,529)
Foreign currency exchange loss, net		(56)	(516)
Government subsidy		—	437

(Loss) income before income tax benefit		(494)	24,534
Income tax benefit	(5)	54	—

Net (loss) income		(440)	24,534
Accretion of Series A redeemable convertible preferred shares to redemption value		—	(512)
Accretion of Series B redeemable convertible preferred shares to redemption value		—	(1,625)
Accretion of Series C redeemable convertible preferred shares to redemption value		—	(805)

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (CONTINUED)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		Three-month periods
		ended

		March 31,	March 31,
	Note	2006	2007

Net (loss) income available to ordinary shareholders		(440)	21,592

Basic (loss) income per ordinary share	(9)	(0.01)	0.29

Diluted (loss) income per ordinary share	(9)	(0.01)	0.27

Unaudited pro forma net income per ordinary share:
Basic income per ordinary share	(12)		0.27

Diluted income per ordinary share	(12)		0.27

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(Amounts in US$ thousands, except share and per share data)

						Accumulated
	Ordinary shares		Additional	Subscription		Other		Total	Total
			Paid-in	Receivable for	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Ordinary shares	Reserve	Income	Earnings	Equity	Income

January 1, 2007	75,000,000	7,500	29,302	(7,490)	3,623	2,319	21,988	57,242
Net income	—	—	—	—	—	—	24,534	24,534	24,534
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	1,504	—	1,504	1,504

Total comprehensive income	—	—	—	—	—	—	—	—	26,038

Settlement of subscription receivable	—	—	—	7,490	—	—	—	7,490
Share options	—	—	1,106	—	—	—	—	1,106
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(512)	(512)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(1,625)	(1,625)
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(805)	(805)

March 31, 2007	75,000,000	7,500	30,408	—	3,623	3,823	43,580	88,934

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		Three-month periods
		ended

		March 31,	March 31,
	Note	2006	2007

Cash flows from operating activities:
Net (loss) income		(440)	24,534
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization		1	2,102
Deferred income tax benefit		(54)	—
Share-based compensation		—	1,106
Changes in operating assets and liabilities:
Pledged bank deposits		—	(488)
Trade accounts receivable and bills receivable		(8,438)	(2,692)
Inventories		(5,247)	(19,319)
Prepayments to suppliers		(15,503)	(15,059)
Other		(102)	(2,577)
Trade accounts payable		(10)	1,617
Advance payments from customers		32,064	1,830
Accrued expenses and other payables		240	239

Net cash provided by (used in) operating activities		2,511	(8,707)

Cash flows from investing activities:
Purchase of land use rights		(2,022)	(1,293)
Purchase of property, plant and equipment		(17,073)	(22,043)

Net cash used in investing activities		(19,095)	(23,336)

Cash flows from financing activities:
Capital contributions		2,022	—
Proceeds from new loans and borrowings		20,581	20,454
Repayment of loans and borrowings		—	(16,178)
Loans and advances from related parties		2,779	—
Repayment of loans and advances from related parties		5,520	—
Cash received for subscription receivable for ordinary shares		—	7,490
Issue costs of Series C redeemable convertible preferred shares		—	(40)
Payments of expenses relating to the proposed offer		-	(66)

Net cash provided by financing activities		30,902	11,660

LDK SOLAR CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		Three-Month
		Periods Ended

		March 31,	March 31,
	Note	2006	2007

Effect of foreign currency exchange rate changes on cash and cash equivalents		92	1,504
Net increase (decrease) in cash and cash equivalents		14,410	(18,879)
Cash and cash equivalents at beginning of period		9,687	30,227

Cash and cash equivalents at end of period		24,097	11,348

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized		—	1,529

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment		—	6,932

Offset of amounts due to/from a related party		5,478	—

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities
      The accompanying unaudited condensed consolidated interim financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”), and its subsidiaries Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”), LDK International Solar Co., Ltd. (“LDK International”) and LDK Solar USA Inc. (“LDK USA”). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group’s principal activities are manufacture, processing and sale of multicrystalline silicon wafers.

Basis of presentation
      The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2006 consolidated balance sheet was derived from audited consolidated financial statements of the Group, but does not include all disclosures required by US GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, for the fiscal year ended December 31, 2006.
      In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2007, and the result of operations and cash flows for the three-month periods ended March 31, 2006 and 2007, have been made. The unaudited condensed consolidated statements of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the operation results for the full fiscal year or any future periods.
      See note 12 for basis of presentation of unaudited pro forma information.

(2)	SIGNIFICANT ACCOUNTING POLICIES
      The unaudited condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

(3)	INVENTORIES

	December 31,	March 31,
	2006	2007

Inventories consist of the following:
Raw materials	79,496	93,914
Work in progress	8,884	11,192
Supplies	1,410	2,020
Finished goods	5,096	7,079

	94,886	114,205

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)
      The Group had US$2,859 and US$4,142 of raw materials consigned to third parties as at December 31, 2006 and March 31, 2007 respectively.

(4)	BANK BORROWINGS

(a)	Current

	December 31,	March 31,
	2006	2007

Bank borrowings — secured	20,026	28,445
Bank borrowings — unsecured	31,739	18,748
Current installments of long-term bank borrowings (note(b))	5,000	14,288

	56,765	61,481

      The short-term bank borrowings outstanding as of March 31, 2007 carry a weighted average interest rate of 6.051%. The short-term bank borrowings have maturity terms ranging from one to twelve months and interest rates ranging from 5.022% to 6.965% and are borrowed for working capital purpose. None of the short-term bank borrowings contain any financial covenants. Bank loans of US$23,273 were secured over JXLDK’s buildings and land use rights with the carrying amounts of US$6,254 and US$3,296 as of March 31, 2007 respectively as well as buildings and land use rights owned by a company controlled by Mr. Peng.
      Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from Jiangxi Liouxin Industry Co., Ltd. (“JXLXI”) in December 2006 through an entrusted loan agreement. The loan carries an interest rate of 5.022% and is repayable on demand. US$9,122 was repaid for the three-month period ended March 31, 2007. The entrusted loan was included in unsecured bank borrowings as of March 31, 2007.
      Among the remaining unsecured bank borrowings, US$12,899 was guaranteed by companies controlled by Mr. Peng, Jiangsu Liou Xin Industrial Park Co., Ltd. (“JSLXI”), JXLXI and Suzhou Liouxin Industry Co., Ltd. (“SZ Liouxin”).
      The Group has total revolving credit of US$79,411 and unused credit of US$42,239 as of March 31, 2007.

(b)	Non-current

	December 31,	March 31,
	2006	2007

Secured loan from China Construction Bank	10,245	10,343
Secured loan from China Development Bank	25,000	25,000
Secured loan from Bank of China	—	8,750

	35,245	44,093
Less: current portion	(5,000)	(14,288)

	30,245	29,805

      In March 2006, the Group borrowed RMB80,000 from China Construction Bank of which RMB38,000 is repayable in 2008 and RMB42,000 is repayable in 2009. The loan carries variable interest with an effective rate of 6.970% as of March 31, 2007. Interest is payable semi-annually. The loan is guaranteed by SZ Liouxin

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)
and US$8,942 is secured by the JXLDK’s plant and machinery with carrying amounts of US$23,994 as of March 31, 2007.
      In December 2006, the Group borrowed US$25,000 from China Development Bank, which is repayable in 5 equal annual installment of US$5,000 through December of 2011. The loan carries variable interest with an effective rate of 6.870% as of March 31, 2007. Interest is payable monthly. The loan is secured by JXLDK’s plant and machinery, construction in progress and land use rights with carrying amounts of US$41,264, US$40 and US$3,445 as of March 31, 2007 respectively and is guaranteed by the Company’s shareholders, Mr. Peng and his wife.
      In February 2007, the Group borrowed US$8,750 from Bank of China, which is repayable in two equal annual installments of US$4,375 each through February of 2009. The loan carries variable interest with an effective rate of 8.7312% as of March 31, 2007. Interest is payable quarterly. The loan is pledged by 150 tons silicon material and is guaranteed by SZ Liouxin and JXLXI and the Company’s shareholder, Mr. Peng.
      Future principal repayments on the long-term bank borrowing are as follows:

2007	5,000
2008	14,288
2009	14,805
2010	5,000
2011	5,000

44,093

(5)	INCOME TAXES
      The actual income tax benefit differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 33% to pre-tax (loss) income as a result of the following:

	Three-Month Periods Ended

	March 31, 2006		March 31, 2007

(Loss) income before tax	(494)	100%	24,534	100%

Computed income tax (benefit) expense	(163)	33%	8,096	33%
Non-deductible expenses
Share-based compensation	—	—	365	1%
Pre-operating expenses	109	(22%)	—	—
Tax holiday	—	—	(8,461)	(34%)

Actual income tax benefit	(54)	11%	—	—

      Without the tax holiday the Group’s income tax expense would have increased and basic and diluted net income per ordinary share for the three-month period ended March 31, 2007 would have been reduced by US$8,461, US$0.11 and US$0.09 respectively.
      The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)
changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(6)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments
      Capital commitments outstanding at December 31, 2006 and March 31, 2007 not provided for in the financial statements were as follows:

	December 31,	March 31,
	2006	2007

Production line construction projects	212,317	197,908

(b)	Purchase commitments
      The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	March 31,
	2006	2007

Future minimum purchases	847,790	896,694

      Included in the above purchase commitments was an amount of US$726.6 million that related to a long-term supply contract to procure an agreed quantity of raw materials at an agreed price during 2006 to 2011. Pursuant to that contract, the contract price is to be renegotiated every six months. The purchase commitment of US$726.6 million included above was determined based on the agreed quantities and the effective contract price as at March 31, 2007.
(7)     REDEEMABLE CONVERTIBLE PREFERRED SHARES
      The holders of Series A, Series B and Series C preferred shares have the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the dates of issuance to the closing of a Qualified IPO.
      The terms of the Series A preferred shares provide that the Conversion ratio is subject to adjustment based on the 2007 net earnings. As the contingency relating to the 2007 audited net earnings was not resolved as of March 31, 2007, management has not considered the 2007 conversion ratio adjustment when preparing the unaudited condensed interim consolidated financial statements for the three-month period ended March 31, 2007.
      The terms of the Series B and Series C preferred shares provide that the respective Conversion ratios are subject to adjustment based on the 2006/2007 net earnings and the 2007 net earnings respectively. In March 2007, the Company verbally agreed with each of the holders of Series B and Series C preferred shares that, if the Company’s public filing for an Qualified IPO takes place on or before April 30, 2007, the 2006/2007 net earnings and the 2007 net earnings, based on which the respective Conversion ratio adjustment are determined, would be adjusted on a pro-rata basis based on the net earnings for the eight months ended February 28, 2007 and the net earnings for the two months ended February 28, 2007 respectively.
      As of April 4, 2007, all the holders of Series B and Series C preferred shares have confirmed in writing that no adjustment to the initial Conversion ratio need to be made.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(8)	SHARE OPTION

Share options to employees
      On February 6, 2007, the Board of Directors of the Company approved the granting of 2,071,900 share options to the Company’s executives and employees at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
      A summary of option movements for the three-month period ended March 31, 2007 is presented below:

					Weighted
				Number	Average		Average
				of Total	Exercise		Remaining
		Non		Shares Involved	Price		Contractual
	Employees	Employees	Investors	in the Option	Per Share		Term

Outstanding as of January 1, 2007	5,850,000	210,000	200,000	6,260,000
Granted	2,071,900	—	—	2,071,900
Exercised	—	—	—	—
Forfeited or cancelled	(92,100)	(80,000)	—	(172,100)

Outstanding as of March 31, 2007	7,829,800	130,000	200,000	8,159,800	US$	5.60	4.7 years

Exercisable as of March 31, 2007	—	—	—	—		—	—

      As of March 31, 2007, there was US$14,620 of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over the next 3 years. The Company is expected to issue new shares to satisfy share option exercises.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)
(9)     NET (LOSS) INCOME PER SHARE
      The computation of basic and diluted net (loss) income per share is as follows:

	Three-month Periods Ended

	March 31,	March 31,
	2006	2007

Numerator used in computing basic net (loss) income per share, net (loss) income available to ordinary shareholders	(440)	21,592

Accretion of Series A redeemable convertible preferred shares to redemption value	—	512
Accretion of Series B redeemable convertible preferred shares to redemption value	—	1,625
Accretion of Series C redeemable convertible preferred shares to redemption value	—	805

Numerator used in computing diluted net (loss) income per share	(440)	24,534

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic net (loss) income per share	75,000,000	75,000,000

Plus weighted average Series A redeemable convertible preferred shares outstanding	—	4,580,000
Plus weighted average Series B redeemable convertible preferred shares outstanding	—	8,000,000
Plus weighted average Series C redeemable convertible preferred shares outstanding	—	3,000,000

Weighted average number of ordinary shares outstanding used in computing diluted net (loss) income per share	75,000,000	90,580,000

Net (loss) income per share — basic	(0.01)	0.29

Net (loss) income per share — diluted	(0.01)	0.27

      During the three-month period ended March 31, 2007, the Group’s dilutive potential ordinary shares outstanding, in addition to the Series A, B and C redeemable convertible preferred shares included in the above computation, consist of share options and warrants issued in connection with the Series A Shares. In computing diluted income per share for the three-month period ended March 31, 2007, there was no dilutive effect of outstanding share options of 8,159,800 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost. There was no dilutive effect of outstanding warrants because the condition to trigger the exercising of the warrants was not satisfied as of March 31, 2007, and was assumed to remain unchanged until the end of the contingency period.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(10)	RELATED PARTY TRANSACTIONS
      The Group has entered into a number of transactions with related parties. Amounts outstanding and the amounts of transactions with these related parties for the three-month period ended March 31, 2007 are as follows:

(i) Companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure the JXLDK’s bank loans (refer to note 4)

(ii) JXLDK leased an office in Harbour Ring Plaza from SZ Liouxin free of charge. SZ Liouxin signed the lease contract with a monthly rental charge of US$5. The period of the contract is from December 2005 to December 2007.

(11)	SEGMENT INFORMATION
      Segment information is set out below:

	Three-month
	Periods Ended

	March 31,	March 31,
	2006	2007

Segment and consolidated revenue	—	73,400

Segment income	—	25,645
Reconciling items (note(a))	(494)	(1,111)

Consolidated (loss) income before income tax benefit	(494)	24,534

Segment assets (note(b))	93,315	339,497

(a)	Reconciliation of segment income to consolidated (loss) income before tax benefit

	Three-month
	Periods Ended

	March 31,	March 31,
	2006	2007

Total segment income	—	25,645
PRC GAAP to US GAAP differences:
Pre-operating expenses	(494)	—
Share-based compensation	—	(1,106)
Decrease in fair value of warrants	—	(2)
Others	—	(3)

Consolidated (loss) income before income tax benefit	(494)	24,534

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(b)	Reconciliation of total segment assets to consolidated total assets

	March 31,	March 31,
	2006	2007

Total segment assets	93,315	339,497
PRC GAAP to US GAAP differences:
Pre-operating expenses capitalized under PRC GAAP	(803)	—
Deferred income tax assets	89	149
Cash and deferred expenses of the Company	—	1,127
Cash of LDK US	—	45
Cash of LDK International	—	7

Consolidated total assets	92,601	340,825

(12)	UNAUDITED PRO FORMA INFORMATION
      If an initial public offering is completed, all of the Series A, Series B and Series C redeemable convertible preferred shares outstanding will automatically convert into 15,580,000 shares of ordinary shares, based on the number of Series A, Series B and Series C redeemable convertible preferred shares of 4,580,000, 8,000,000 and 3,000,000, respectively outstanding at March 31, 2007.
      The accompanying unaudited pro forma balance sheet as of March 31, 2007, gives effect to the conversion of the total number of 15,580,000 Series A, Series B and Series C redeemable convertible preferred shares with carrying value of US$90,686 into 15,580,000 ordinary shares.
      The accompanying unaudited pro forma basic and diluted net income per share available to ordinary shareholders gives effect to (i) the elimination of accretion to redemption value had the conversion of the redeemable convertible preferred shares occurred on January 1, 2007, and (ii) the incremental number of ordinary shares that would have been outstanding had the redeemable convertible preferred shares been converted into ordinary shares on January 1, 2007.

Pro Forma
March 31,
2007

Numerator used in basic and diluted net income per share
Net income available to ordinary shareholders as reported	21,592
Add: Accretion to redemption value on redeemable convertible preferred shares	2,942

Pro forma net income available to ordinary shareholders	24,534

Shares (denominator):
Weighted average number of ordinary shares outstanding	90,580,000

Pro form net income per share — basic	0.27

Pro form net income per share — diluted	0.27

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(13)	SUBSEQUENT EVENTS
      The terms of the Series B and Series C preferred shares provide that the respective Conversion ratios are subject to adjustment based on the 2006/2007 net earnings and the 2007 net earnings respectively. As of May 11, 2007, the Company obtained written confirmations from all the holders of the Series B and Series C preferred shares confirming that, after their review of the net income up to March 31, 2007, no adjustment to their respective Conversion ratios needs to be made.
      Pursuant to the share option scheme adopted on July 31, 2006, the Company’s Board of Directors resolved on April 17, 2007 to grant 550,900 share options in total to a number of employees, a non-executive director and a candidate of an independent director which enable the grantees to subscribe for 550,900 ordinary shares at the exercise price determined at the low-end price of the initial public offering price range, except for 200,000 share options granted to the non-executive director and the candidate of independent director, of which the exercise price is set at US$9.00. The grant of shares options to the candidate of independent director is conditional upon the signing of the service contract between the Company and that candidate. The options have a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
      Subsequent to March 31, 2007, the Group has incurred additional secured and unsecured short term bank borrowings with interest rates ranging from 5.850% to 7.050%, primarily to finance the purchases of equipment. As of May 29, 2007, the Group’s short term bank borrowings amounted to US$103,732.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      Cayman Islands law and Article 167 of our fourth amended and restated articles of association provide that we may indemnify our directors, secretary, officers, liquidator and trustees (if any) acting in relation to any of our affairs against all actions costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a fraudulent or dishonest manner or defaulted in any action against them.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our fourth amended and restated memorandum and articles of association, the Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit, or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      We intend to purchase and maintain insurance on behalf of our directors and officers insuring them against liabilities that they may incur in their capacities as or arising out of their status as directors or officers.

Item 7.	Recent Sales of Unregistered Securities
      As of the date hereof, we have sold unregistered securities as set forth below. The consideration we received in each case was cash, except as provided below. No underwriters were employed in any of these transactions. We believe that all of these sales were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act as transactions by an issuer not involving a public offering or pursuant to Regulation S promulgated under the Securities Act as sales by an issuer in offshore transactions.

•	On May 1, 2006, the registrant issued 10,000 ordinary share, par value $1.00 per share, to LDK New Energy Holding Limited for a cash consideration of $10,000. These shares were subsequently split into 100,000 ordinary shares with a par value of $0.10 each.

•	On July 18, 2006, the registrant issued 74,900,000 ordinary share, par value $0.10 per share, to LDK New Energy Holding Limited for a consideration of $7,490,000.

•	On July 21, 2006, the registrant issued an exchangeable note due September 30, 2006 to Brilliant Ever Investments Limited in the aggregate principal amount of $5,333,333.

•	On July 21, 2006, the registrant issued an exchangeable note due September 30, 2006 to Boundless Future Investment Limited in the aggregate principal amount of $2,666,667.

•	On July 31, 2006, the registrant issued 2,000,000 Series A-1 preferred shares, par value $0.10 each, to Brilliant Ever Investments Limited upon its exchange of an exchangeable note in the aggregate principal amount of $5,333,333.

•	On July 31, 2006, the registrant issued 1,000,000 Series A-1 preferred shares, par value $0.10 each, to Boundless Future Investment Limited upon its exchange of an exchangeable note in the aggregate principal amount of $2,666,667.

•	On July 31, 2006, the registrant issued 1,128,571 Series A-2 preferred shares, par value $0.10 each, to Financiere Natixis Singapore 4 Pte Ltd (formerly known as Financiere Natexis Singapore 4 Pte Ltd) for an aggregate cash consideration of $5,000,000.

•	On July 31, 2006, the registrant issued 451,429 Series A-2 preferred shares, par value $0.10 each, to Decatur Overseas Corporation for an aggregate cash consideration of $2,000,000.

•	On July 28, 2006, the registrant issued a warrant to Brilliant Ever Investments Limited, exercisable in whole or in part if we issue more than 20,420,000 ordinary shares, par value $0.10 per share, prior to this initial public offering, to entitle Brilliant Ever Investments Limited to purchase additional Series A-1 preferred shares from us at the price of $2.667 per share to ensure its equity interest in our company at 2.0%.

•	On July 28, 2006, the registrant issued a warrant to Boundless Future Investment Limited, exercisable in whole or in part if we issue more than 20,420,000 ordinary shares, par value $0.10 per share, prior to this initial public offering, to entitle Boundless Future Investment Limited to purchase additional Series A-1 preferred shares from us at the price of $2.667 per share to ensure its equity interest in our company at 1.0%.

•	On July 28, 2006, the registrant issued a warrant to Financiere Natixis Singapore 4 Pte Ltd, exercisable in whole or in part if we issue more than 20,420,000 ordinary shares, par value $0.10 per share, prior to this initial public offering, to entitle Financiere Natixis Singapore 4 Pte Ltd to purchase additional Series A-2 preferred shares from us at the price of $4.43 per share to ensure its equity interest in our company at 1.1286%.

•	On July 28, 2006, the registrant issued a warrant to Decatur Overseas Corporation, exercisable in whole or in part if we issue more than 20,420,000 ordinary shares, par value $0.10 per share, prior to this initial public offering, to entitle Decatur Overseas Corporation to purchase additional Series A-2 preferred shares from us at the price of $4.43 per share to ensure its equity interest in our company at 0.4514%.

•	On August 1, 2006, the registrant granted stock options exercisable for an aggregate of 6,640,000 ordinary shares, with an exercise price of $4.45 per share, of which options for an aggregate of 546,100 ordinary shares have been forfeited for cause.

•	On September 28, 2006, the registrant issued 2,000,000 Series B preferred shares, par value $0.10 each, to CDH SolarFuture Limited for an aggregate cash consideration of $12,000,000.

•	On September 28, 2006, the registrant issued 1,150,000 Series B preferred shares, par value $0.10 each, to Financiere Natixis Singapore 4 Pte Ltd for an aggregate cash consideration of $6,900,000.

•	On September 28, 2006, the registrant issued 1,150,000 Series B preferred shares, par value $0.10 each, to Shine Field Investment Limited for an aggregate cash consideration of $6,900,000.

•	On September 28, 2006, the registrant issued 1,000,000 Series B preferred shares, par value $0.10 each, to CHF Wafer Company Limited for an aggregate cash consideration of $6,000,000.

•	On September 28, 2006, the registrant issued 833,333 Series B preferred shares, par value $0.10 each, to China Environment Fund 2004, LP for an aggregate cash consideration of $4,999,998.

•	On September 28, 2006, the registrant issued 833,333 Series B preferred shares, par value $0.10 each, to JAFCO Asia Technology Fund III for an aggregate cash consideration of $4,999,998.

•	On September 28, 2006, the registrant issued 500,000 Series B preferred shares, par value $0.10 each, to MUS Roosevelt China Pacific Fund L.P. for an aggregate cash consideration of $3,000,000.

•	On September 28, 2006, the registrant issued 250,000 Series B preferred shares, par value $0.10 each, to Tech Team Holdings Limited for an aggregate cash consideration of $1,500,000.

•	On September 28, 2006, the registrant issued 250,000 Series B preferred shares, par value $0.10 each, to Grand Gains International Limited for an aggregate cash consideration of $1,500,000.

•	On September 28, 2006, the registrant issued 33,334 Series B preferred shares, par value $0.10 each, to BOFA Capital Company Limited for an aggregate cash consideration of $200,004.

•	On December 19, 2006, the registrant issued 1,466,666 Series C preferred shares, par value $0.10 each, to Financiere Natixis Singapore 4 Pte Ltd for an aggregate cash consideration of $11,000,000.

•	On December 19, 2006, the registrant issued 1,066,667 Series C preferred shares, par value $0.10 each, to CDH SolarFuture Limited for an aggregate cash consideration of $8,000,000.

•	On December 19, 2006, the registrant issued 333,333 Series C preferred shares, par value $0.10 each, to Shine Field Investments Limited for an aggregate cash consideration of $2,500,000.

•	On December 19, 2006, the registrant issued 66,667 Series C preferred shares, par value $0.10 each, to China Environment Fund 2002, LP for an aggregate cash consideration of $500,000.

•	On December 19, 2006, the registrant issued 25,233 Series C preferred shares, par value $0.10 each, to Silverpointe Investments Ltd. for an aggregate cash consideration of $199,249.

•	On December 19, 2006, the registrant issued 20,049 Series C preferred shares, par value $0.10 each, to MUS Roosevelt China Pacific Fund L.P. for an aggregate cash consideration of $150,366.

•	On December 19, 2006, the registrant issued 20,048 Series C preferred shares, par value $0.10 each, to Tech Team Holdings Limited for an aggregate cash consideration of $150,358.

•	On December 19, 2006, the registrant issued 1,337 Series C preferred shares, par value $0.10 each, to BOFA Capital Company Limited for an aggregate cash consideration of $10,027.

•	On February 6, 2007, the registrant granted stock options exercisable for an aggregate of 2,071,900 ordinary shares, with an exercise price of $9.00 per share, of which options for an aggregate of 6,000 ordinary shares have been forfeited for cause.

•	On April 17, 2007, the registrant (i) granted stock options exercisable for an aggregate of 100,000 ordinary shares, with an exercise price of $9.00 per share, to Gang Wang, one of our existing directors; (ii) authorized stock options to be granted to its employees to purchase 350,900 ordinary shares, the exercise price for which will be the low end of the price range for this offering as shown on the cover of the preliminary prospectus, i.e. $25.00 per share; and (iii) authorized options to purchase 100,000 ordinary shares at the exercise price of $9.00 to be granted to Mr. Louis T. Hsieh, who will become its director on the date of the prospectus; with the grant date for the options to purchase 350,900 ordinary shares to be granted to its employees being the date of the preliminary prospectus, and the grant date for the options to be granted to Mr. Hsieh being the date of the prospectus.
      We used or plan to use the net proceeds from our Series A, Series B and Series C preferred shares placements primarily to fund our capital expenditures and purchases of polysilicon feedstock and for general corporate purposes.
      See “Management — 2006 Stock Incentive Plan” in Part I for a list of all options granted by the registrant.

Item 8.	Exhibits and Financial Statement Schedules
      (a) Exhibits
      See Index to Exhibits following page II-5 of this registration statement.
      (b) Financial Statement Schedules
      All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 9.	Undertakings
      The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) for the purpose of determining liability under the Securities Act to any purchase, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

•	any other communication that is an offer in the offering made by the registrant to the purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on May 31, 2007.

LDK SOLAR, CO., LTD.

By:	/s/ Xiaofeng Peng

Name: Xiaofeng Peng

Title:	Chairman & Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Xiaofeng Peng Xiaofeng Peng	Chairman & Chief Executive Officer	May 31, 2007

/s/ Xingxue Tong Xingxue Tong	Director, President & Chief Operating Officer	May 31, 2007

* Liangbao Zhu	Director & Senior Vice President	May 31, 2007

* Yonggang Shao	Director & Senior Vice President	May 31, 2007

* Gang Wang	Non-Executive Director	May 31, 2007

/s/ Jack Lai Jack Lai	Executive Vice President, Chief Financial Officer & Authorized Representative in the United States	May 31, 2007

* Qiqiang Yao	Assistant President & Principal Accounting Officer	May 31, 2007

*	Signed by Xiaofeng Peng, as attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement

3	.1*	Third Amended and Restated Memorandum and Articles of Association of the registrant

3	.2*	Fourth Amended and Restated Memorandum and Articles of Association of the registrant (effective upon the completion of this offering)

4	.1*	Specimen Ordinary Share Certificate

4	.2*	Specimen American Depositary Receipt, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-142899) filed with the Securities and Exchange Commission

4	.3*	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-142899) filed with the Securities and Exchange Commission

4	.4*	Amended and Restated Shareholders Agreement, dated December 19, 2006

4	.5*	Share Purchase Agreement, dated as of July 28, 2006, between the registrant and investors in Series A preferred shares, as amended as of September 15, 2006 and supplemented as of December 15, 2006

4	.6*	Series B Preferred Shares Purchase Agreement, dated as of September 15, 2006 between the registrant and investors in Series B preferred shares, as supplemented as of December 15, 2006

4	.7*	Series C Preferred Shares Purchase Agreement, dated as of December 15, 2006, between the registrant and investors in Series C preferred shares

4	.8*	Confirmation, dated as of April 30, 2007, by Financiere Natixis Singapore 4 Pte Ltd (formerly known as Financiere Natexis Singapore 4 Pte Ltd), as holder of Series B and Series C preferred shares

4	.9*	Confirmation, dated as of April 30, 2007, by Shine Field Investments Limited, as holder of Series B and Series C preferred shares

4	.10*	Confirmation, dated as of April 30, 2007, by CDH SolarFuture Limited, as holder of Series B and Series C preferred shares

4	.11*	Confirmation, dated as of April 30, 2007, by CHF Wafer Company Limited, as holder of Series B preferred shares

4	.12*	Confirmation, dated as of April 30, 2007, by China Environment Fund 2004, LP., as holder of Series B preferred shares, and China Environment Fund 2002, LP., as holder of Series C preferred shares

4	.13*	Confirmation, dated as of April 30, 2007, by JAFCO Asia Technology Fund III, as holder of Series B preferred shares

4	.14*	Confirmation, dated as of April 30, 2007, by MUS Roosevelt China Pacific Fund L.P., as holder of Series B and Series C preferred shares

4	.15*	Confirmation, dated as of April 30, 2007, by Tech Team Holdings Limited, as holder of Series B and Series C preferred shares

4	.16*	Confirmation, dated as of April 30, 2007, by BOFA Capital Company Limited, as holder of Series B and Series C preferred shares

4	.17*	Confirmation, dated as of April 30, 2007, by Grand Gains International Limited, as holder of Series B preferred shares

4	.18*	Confirmation, dated as of April 30, 2007, by Silverpointe Investments Ltd., as holder of Series C preferred shares
5	.1*	Opinion of Conyers, Dill & Pearman, Cayman Island special counsel to the registrant, regarding the validity of the ordinary shares being registered

8	.1*	Opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters

8	.2*	Opinion of Sidley Austin LLP regarding certain U.S. tax matters

10	.1*	2006 Stock Incentive Plan

10	.2*	Form Employment Agreement between the registrant and each senior officer

10	.3*	Form Service Agreement between the registrant and each executive director

Exhibit
Number		Description

10	.4*	Form Service Agreement between the registrant and each independent director

10	.5*	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician

10	.6*	Summary English translation of Cooperation Agreement, dated October 10, 2005, between the registrant and Shanghai Jiaotong University

10	.7.1*	Agreement, dated June 21, 2005, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer (portions of the exhibit have been omitted pursuant to a request for confidential treatment)

10	.7.2*	Addendum #2 to Agreement, dated August 13, 2005, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer

10	.7.3*	Agreement, Phase 3, dated January 6, 2006, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer (portions of the exhibit have been omitted pursuant to a request for confidential treatment)

10	.7.4*	Agreement, Phase 4, dated October 1, 2006, between GT Solar Incorporated, as seller, and Jiangxi LDK Solar, as buyer

10	.8*	Purchasing Agreement, dated January 5, 2007, between HCT Shaping Systems SA, as seller, and Jiangxi LDK Solar, as buyer

10	.9*	Contract, dated January 25, 2006, between Meyer Burger AG, as seller, and Jiangxi LDK Solar, as buyer

10	.10*	Summary English translation of Cooperation Agreement, dated October 16, 2005, between Suntech Power Holdings Co., Ltd. and Jiangxi LDK Solar

10	.11*	Sales Contract, dated October 29, 2006, between Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, and Jiangxi LDK Solar, as buyer

10	.12*	Five-Year Sales Contract, dated November 1, 2006, between Prime GLP Inc., as seller, and Jiangxi LDK Solar, as buyer

10	.13*	Best Effort Cooperation Agreement, dated December 4, 2006, between Kunical International Group Ltd., as seller, and Jiangxi LDK Solar, as buyer

10	.14*	Eight-Year Silicon Sales Contract, dated December 8, 2006, between Komex Inc., as seller, and Jiangxi LDK Solar, as buyer

10	.15*	Summary English translation of Cooperation Agreement, dated March 28, 2007, between E’mei Semi-conductor Materials Plant, as seller, and Jiangxi LDK Solar, as buyer

10	.16*	Summary English translation of Framework Cooperation Agreement, dated April 8, 2007, between Luoyang Zhonggui Hi-Tech Co., Ltd., as seller, and Jiangxi LDK Solar, as buyer

10	.17*	Wafer Sales Agreement, dated March 5, 2006, between Solland Solar Energy B.V., as buyer, and Jiangxi LDK Solar, as seller, as supplemented on October 26, 2006 with respect to appendices A to F thereto and on April 3, 2007 with respect to appendix D thereto (a portion of the exhibit has been omitted pursuant to a request for confidential treatment)

10	.18*	Summary English translation of Solar Cell Silicon Wafer Supply Agreement, dated July 6, 2006, between Canadian Solar Inc., as buyer, and Jiangxi LDK Solar, as seller, as supplemented on August 11, 2006

10	.19*	Summary English translation of Silicon Supply Agreement, dated November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd., as buyer, and Jiangxi LDK Solar, as seller

10	.20*	Summary English translation of Silicon Supply Cooperation Agreement, dated November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd., as buyer, and Jiangxi LDK Solar, as seller

10	.21*	Cooperation Agreement, dated March 28, 2007, between Q-Cells AG and Jiangxi LDK Solar (portions of the exhibit have been omitted pursuant to a request for confidential treatment)

10	.22*	Summary English translation of Loan Agreement, dated September 22, 2005, between Jiangxi LDK Solar, as borrower, and Mr. Xiaofeng Peng, as lender

10	.23*	Summary English translation of Guarantee Agreement, dated October 21, 2005, among Suzhou Liouxin Industry Co., Ltd., Saiweng Technology (Suzhou) Co., Ltd., Jiangxi Liouxin Industry Co., Ltd. and Mr. Xiaofeng Peng

Exhibit
Number		Description

10	.24*	Summary English translation of Loan Agreement, dated July 24, 2006, between Jiangxi LDK Solar, as borrower, and Suzhou Liouxin Industry Co., Ltd., as lender

10	.25*	Summary English translation of Loan Repayment Confirmation Agreement, dated March 28, 2006, among Saiweng Technology (Suzhou) Co., Ltd., Jiangxi LDK Solar and Mr. Xiaofeng Peng

10	.26*	Summary English translation of Loan Repayment Confirmation Agreement, dated April 8, 2006, between Jiangxi LDK Solar and Mr. Xiaofeng Peng

10	.27*	Summary English translation of Entrustment Agreement, dated August 10, 2005, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd.

10	.28*	Summary English translation of Renminbi Loan Agreement, dated March 20, 2006, between China Construction Bank Corporation, Xinyu Branch, as lender, and Jiangxi LDK Solar, as borrower

10	.29*	Summary English translation of Entrusted Loan Agreement, dated December 22, 2006, among Jiangxi Liouxin Industry Co., Ltd., as trustor, Bank of China Limited, Xinyu Branch, as trustee lender, and Jiangxi LDK Solar, as borrower

10	.30*	Summary English translation of Foreign Currency Loan Contract, dated December 29, 2006, between China Development Bank, as lender, and Jiangxi LDK Solar, as borrower

10	.31*	Summary English translation of Foreign Currency Loan Contract, dated February 5, 2007, between Bank of China Limited, Xinyu Branch, as lender, and Xiangxi LDK Solar, as borrower

10	.32*	Summary English translation of Property Sublease Agreement, dated December 1, 2005, between Jiangxi LDK Solar and Suzhou Liouxin Industry Co., Ltd.

10	.33*	Summary English translation of Land Use Right Transfer Agreement, dated May 15, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd.

10	.34*	Summary English translation of Real Property Purchase Agreement, dated May 15, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd.

10	.35*	Summary English translation of Land Use Right Transfer Agreement, dated September 5, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd.

10	.36*	Summary English translation of Real Property Purchase Agreement, dated September 5, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd.

21	.1*	List of subsidiaries

23	.1**	Consent of KPMG

23	.2*	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1)

23	.3*	Consent of Sallmanns (Far East) Limited
23	.4*	Consent of Shanghai Orient Real Estate Appraisal Co., Ltd.
23	.5*	Consent of Grandall Legal Group
24	.1*	Power of Attorney (included on Page II-5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 11, 2007)
99	.1*	Code of Ethics of the registrant

*	Previously filed

**	Filed herewith